Exhibit 2.2

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT
by and among
KADANT INC.,
LLCP PCS ALTERNATIVE SYNTRON, LLC,
SYNTRON MATERIAL HANDLING GROUP, LLC,
THE SELLERS NAMED HEREIN
and
LEVINE LEICHTMAN CAPITAL PARTNERS PRIVATE CAPITAL SOLUTIONS, L.P.,
solely in its capacity as the Seller Representative

December 9, 2018

4.04	Litigation	37
4.05	Brokerage	37
4.06	Solvency	37
4.07	Acknowledgment of the Purchaser	37
Article 5	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	38
5.01	Organization	38
5.02	Authorization; No Breach; Valid and Binding Agreement	39
5.03	Ownership of Purchased Interests	39
5.04	Brokerage	40
5.05	Litigation	40
Article 6	CERTAIN PRE-CLOSING COVENANTS	40
6.01	Conduct of the Business	40
6.02	Access to Books and Records	40
6.03	Regulatory Filings	41
6.04	Notification	42
6.05	Foreign Ownership.	42
6.06	Termination of 401(k) Plan	43
6.07	Resignations; Acquired Company Financials	43
Article 7	COVENANTS OF THE PURCHASER	43
7.01	Access to Books and Records	43
7.02	Director and Officer Liability and Indemnification	44
7.03	Employee Matters	45
7.04	R&W Insurance Policy	45
Article 8	TERMINATION	46
8.01	Termination	46
8.02	Effect of Termination	47
Article 9	ADDITIONAL COVENANTS	47
9.01	Tax Matters	47
9.02	Other Agreements	53
9.03	Confidentiality	54
9.04	No Solicitation or Hiring of Former Employees	55
9.05	Further Assurances	55
9.06	Provision Respecting Legal Representation	55
9.07	Press Releases and Communications	56
9.08	No Claims	56
Article 10	SELLER REPRESENTATIVE	57
10.01	Authorization of the Seller Representative; Inability to Perform	57
10.02	Representative Expense Amount; Post-Closing Disbursements to Securityholders	60
10.03	Compensation; Exculpation	60
Article 11	INDEMNIFICATION	61
11.01	Indemnification by the Securityholders	61
11.02	Indemnification by the Purchaser	62
11.03	Indemnification Claims	62
11.04	Survival of Representations and Warranties, Covenants and Agreements	65
11.05	Limitations and Other Matters	66
11.06	Indemnity Escrow Account Release	69

11.07	Interim Breach Escrow Account Funding and Release	69
Article 12	DEFINITIONS	70
12.01	Definitions	70
12.02	Other Definitional Provisions	81
12.03	Cross-Reference of Other Definitions	81
Article 13	MISCELLANEOUS	83
13.01	Expenses	83
13.02	Knowledge Defined	83
13.03	Notices	83
13.04	Assignment	84
13.05	Severability	84
13.06	References	85
13.07	Construction	85
13.08	Amendment and Waiver	86
13.09	Complete Agreement	86
13.10	Third‑Party Beneficiaries	86
13.11	Waiver of Trial by Jury	86
13.12	Purchaser Deliveries	86
13.13	Electronic Delivery	86
13.14	Counterparts	87
13.15	Governing Law	87
13.16	Consent to Jurisdiction	87
13.17	Specific Performance	88

EXHIBITS
Exhibit A        Form of Escrow Agreement
Exhibit B        Restructuring Step Chart
Exhibit C        Accounting Principles
Exhibit D        Net Working Capital Example Calculation
Exhibit E        Percentage Interests

DISCLOSURE SCHEDULES
1.04(c)    Repaid Indebtedness
1.04(d)(v)    Terminated Arrangements
3.02(b)    Capitalization
3.03(b)    No Breach
3.04(a)    Financial Statements
3.04(b)    Employee and Company Plan Matters
3.05(b)    Absence of Certain Developments
3.05(b)(xvi)     Employment Changes
3.06(a)    Liens and Tangible Assets
3.06(b)    Leased Real Property

3.06(c)    Formerly Owned Real Property
3.07    Tax Matters
3.07(g)    Tax Jurisdictions
3.08(a)    Material Contracts
3.09(a)    Company Intellectual Property
3.09(b)    Ownership and Noninfringement of Intellectual Property
3.09(c)    Notices of Infringement
3.09(d)    Out-Licenses
3.09(e)    In-Licenses
3.09(f)    Third-Party Intellectual Property
3.10    Litigation
3.11    Governmental Consents
3.12(a)    Company Plans
3.12(f)     Company Plan Modification Matters
3.12(g)    Acquired Company Bonuses
3.12(j)     Foreign Plan Matters
3.13(a)    Labor Matters
3.13(b)(i)    Company Employees
3.13(b)(ii)     Company Employee Bonuses
3.13(b)(iii)     Employment Agreements
3.13(e)    Consultants and Independent Contractors
3.13(f)    Expatriate Contracts
3.13(h)     Labor and Employment Proceedings
3.13(i)    WARN Act Matters
3.14    Insurance
3.15    Compliance with Laws
3.16    Permits
3.18(b)    Export Control Licenses
3.19    Environmental Matters
3.19(f)     Environmental Reports
3.19(h)     Asbestos Matters
3.20    Affiliated Transactions
3.21    Brokerage
3.23    Accounts Receivable Aging
3.24    Customers and Suppliers
3.25(a)    Warranties
3.26     Powers of Attorney
5.03    Ownership of Purchased Interests
6.01(b)    Conduct of the Business
9.04    No Solicitation and “Knowledge” List
12.01(a)    Undrawn Letters of Credit

EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of December 9, 2018, is made by and among (i) LLCP PCS Alternative Syntron, LLC, a Delaware limited liability company (“Syntron Corp”), (ii) Syntron Material Handling Group, LLC, a Delaware limited liability company (“Holdco”), (iii) PCS Alternative Corp Seller 1, LLC, a Delaware limited liability company, and PCS Alternative Corp Seller 2, LLC, a Delaware limited liability company (collectively, the “Corp Sellers”), (iv) SMH Equity, LLC, a Delaware limited liability company (the “Holdco Seller” and, together with the Corp Sellers, collectively, the “Sellers”), (v) Kadant Inc., a Delaware corporation (the “Purchaser”), and (vi) Levine Leichtman Capital Partners Private Capital Solutions, L.P., a Delaware limited partnership, solely in its capacity as the representative of the Sellers as set forth in this Agreement (the “Seller Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 12 below.
WHEREAS, as of the date hereof, the Corp Sellers collectively own 100% of the outstanding equity interests of Syntron Corp (the “Syntron Corp Interests”);
WHEREAS, as of the date hereof, the Holdco Seller owns 100% of the outstanding limited liability company interests of Holdco (the “Holdco Interests”);
WHEREAS, not less than one (1) calendar day prior to the consummation of the transactions contemplated by this Agreement, but not prior to January 1, 2019, the Sellers shall cause the Restructuring Transactions (as defined in Article 12) to be consummated;
WHEREAS, following the consummation of the Restructuring Transactions, the Corp Sellers will, collectively, still own all of the Syntron Corp Interests;
WHEREAS, following the consummation of the Restructuring Transactions, the Holdco Seller and Syntron Corp will, collectively, own all of the Holdco Interests;
WHEREAS, following the consummation of the Restructuring Transactions, Syntron Corp’s only asset will be equity interests in Holdco;
WHEREAS, subject to the terms and conditions of this Agreement, (i) the Purchaser desires to acquire from the Corp Sellers, and the Corp Sellers desire to sell to the Purchaser, all of the Syntron Corp Interests (the “Purchased Syntron Corp Interests”) and (ii) the Purchaser desires to acquire from the Holdco Seller, and the Holdco Seller desires to sell to the Purchaser, all of the Holdco Interests held by the Holdco Seller (the “Purchased Holdco Interests” and, together with Purchased Syntron Corp Interests, collectively, the “Purchased Interests”), with the Holdco Interests held by Syntron Corp being retained by Syntron Corp;
WHEREAS, the respective boards of managers and board of directors, as applicable, of the Purchaser, Syntron Corp and Holdco have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, pursuant to those certain agreements, executed on or prior to the date hereof (each, an “Option Surrender Agreement” and, collectively, the “Option Surrender Agreements”), by and between each Optionholder and Holdco, each Optionholder has agreed to surrender, for cancellation on the Closing Date, all Options owned by such Optionholder in exchange for the applicable Option Surrender Payment to be paid for the Options surrendered by such Optionholder, net of any applicable withholding Tax.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
PURCHASE AND SALE OF PURCHASED INTERESTS

1.01    Purchase and Sale of Purchased Interests. On the terms and subject to the conditions hereof, on the Closing Date, (a) the Holdco Seller shall sell, assign, transfer and convey to the Purchaser (or one of the Purchaser’s Subsidiaries designated by the Purchaser), and the Purchaser shall purchase and acquire from the Holdco Seller, all of the Purchased Holdco Interests, free and clear of any Liens and restrictions on transfer (other than any restrictions on transfer under the Securities Act and any applicable state securities Laws) and together with all accrued rights and benefits attached thereto, (b) the Corp Sellers shall sell, assign, transfer and convey to the Purchaser (or one of the Purchaser’s Subsidiaries designated by the Purchaser), and the Purchaser shall purchase and acquire from the Corp Sellers, all of the Purchased Syntron Corp Interests, free and clear of any Liens and restrictions on transfer (other than any restrictions on transfer under the Securities Act and any applicable state securities Laws) and together with all accrued rights and benefits attached thereto, and (c) in consideration of the sale of the Purchased Interests and the covenants and agreements contained herein, the Purchaser shall deliver to the Sellers the consideration specified in Section 1.02.

1.02    Purchase Price.

(a)    For purposes of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid for the Purchased Interests shall be an amount equal to (i) $179,000,000 (the “Base Consideration”), minus (ii) the Final Indebtedness, plus (iii) the amount, if any, by which the Final Net Working Capital exceeds the Target Net Working Capital, minus (iv) the amount, if any, by which the Final Net Working Capital is less than the Target Net Working Capital, minus (v) the Escrow Amount, plus (vi) the Final Cash, minus (vii) the Final Transaction Expenses, and minus (viii) the Representative Expense Amount.

(b)    For purposes of this Agreement, the “Preliminary Purchase Price” shall be an amount equal to (i) the Base Consideration, minus (ii) the Estimated Indebtedness, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital, minus (iv) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, minus (v) the Escrow Amount, plus (vi) the Estimated Cash, minus (vii) the Estimated Transaction Expenses, and minus (viii) the Representative Expense Amount.

1.03    Estimated Cash, Estimated Indebtedness and Estimated Net Working Capital.

Not less than four (4) Business Days prior to the anticipated Closing Date, Syntron Corp and Holdco shall deliver to the Purchaser (i) Syntron Corp’s and Holdco’s calculation of their good-faith estimate of (a) the amount of Cash as of the Calculation Time (the “Estimated Cash”), (b) Net Working Capital as of the Calculation Time (the “Estimated Net Working Capital”), and (c) the amount of Indebtedness which will be outstanding immediately prior to the Closing (the “Estimated Indebtedness”), in each case together with reasonably detailed backup materials and supporting calculations, (ii) a schedule showing the amount of Transaction Expenses unpaid as of the Closing (including the Option Surrender Payments) (the “Estimated Transaction Expenses”), which schedule shall include itemized calculations of each Transaction Expense and the wire instructions for payment of each such expense (the “Transaction Expenses Schedule”), and (iii) a statement showing the calculation of the Preliminary Purchase Price. If, within two (2) Business Days following receipt of the items set forth in clauses (i), (ii) and (iii) above, the Purchaser has not given Syntron Corp and Holdco notice of its objection to any of such items, the Preliminary Purchase Price shall be as estimated by Syntron Corp and Holdco pursuant to clause (iii) above. If the Purchaser gives such notice of objection, Syntron Corp and Holdco, on the one hand, and the Purchaser, on the other hand, will work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, the amounts as agreed upon by the Purchaser, Syntron Corp and Holdco shall be used to calculate the Preliminary Purchase Price. If the Purchaser, Syntron Corp and Holdco are unable to resolve all such disputed issues within three (3) Business Days following the Purchaser’s receipt of the items set forth in clauses (i), (ii) and (iii) above, the Adjustment Escrow Amount shall be increased by the amount (up to $1,000,000) that Syntron Corp’s and Holdco’s calculation of the Preliminary Purchase Price exceeds the Purchaser’s calculation of the Preliminary Purchase Price; provided that such $1,000,000 cap shall not limit the Purchaser’s right to recover the full amount of any Excess Amount.

1.04    The Closing Transactions.

Subject to the terms and conditions set forth in this Agreement, the parties shall consummate the following transactions at the Closing:

(a)    the Purchaser shall make the following payments:

(i)    the Purchaser shall deliver to the Seller Representative (on behalf of and for delivery to the Sellers) the Preliminary Purchase Price by wire transfer of immediately available funds to one or more accounts designated by the Seller Representative to the Purchaser at least three (3) Business Days prior to the anticipated Closing Date;

(ii)    the Purchaser shall repay, on behalf of the Acquired Companies, all amounts required to be paid under the payoff letters delivered pursuant to Section 1.04(c) in order to fully discharge the Indebtedness owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such payoff letters, which the parties hereto agree shall be treated for Tax purposes (A) in the case of amounts paid with respect to the Holdco Seller’s pro rata share of any Indebtedness of Holdco or any of its Subsidiaries, as if the Purchaser paid such amounts to the Holdco Seller as part of the Purchase Price paid for the Purchased Holdco Interests and the Holdco Seller contributed such amounts to Holdco to fund the repayment by Holdco of such Indebtedness, (B) in the case of Syntron Corp’s pro rata share of any Indebtedness of Holdco or any of its Subsidiaries, as if the Purchaser paid such amounts to the Corp Sellers as part of the Purchase Price paid for the Purchased Syntron Corp Interests and each Corp Seller contributed its pro rata share of such amounts to Syntron Corp for subsequent contribution by Syntron Corp to Holdco to fund the repayment by Holdco of such Indebtedness, and (C) in the case of amounts paid with respect to Indebtedness of Syntron Corp, as if the Purchaser paid such amounts to the Corp Sellers as part of the Purchase Price paid for the Purchased Syntron Corp Interests and each of the Corp Sellers contributed its pro rata share of such amounts to Syntron Corp to fund the repayment by Syntron Corp of such Indebtedness;

(iii)    the Purchaser shall deposit the Adjustment Escrow Amount into the Adjustment Escrow Account, the Indemnity Escrow Amount into the Indemnity Escrow Account and, if applicable, the Interim Breach Escrow Amount into the Interim Breach Escrow Account, each such account established pursuant to the terms and conditions of an escrow agreement, substantially in the form of Exhibit A attached hereto (the “Escrow Agreement”), by and among the Purchaser, the Seller Representative and U.S. Bank National Association, as escrow agent (the “Escrow Agent”), to be held for the purpose of securing the obligations of the Seller Representative and the Securityholders in Section 1.05(d) and Article 11;

(iv)    the Purchaser shall pay, on behalf of the Acquired Companies, the Estimated Transaction Expenses, by wire transfer of immediately available funds to the accounts designated on the Transaction Expenses Schedule; provided that any amounts treated as wages for income or employment Tax purposes (including, without limitation, the Option Surrender Payments) shall be paid to the applicable Acquired Company, which shall pay such amounts, less applicable withholding Taxes, to the applicable recipient through its payroll system no later than five (5) Business Days after the Closing Date; and

(v)    the Purchaser shall deliver to the Seller Representative, by wire transfer of immediately available funds, an amount equal to $1,000,000 (the “Representative Expense Amount”), for the Seller Representative to hold in the Representative Expense Account and disburse in accordance with the terms of this Agreement;

(b)    in accordance with the terms and subject to the conditions of the Option Surrender Agreements and this Agreement but without duplication of amounts payable pursuant to Section 1.04(a)(iv), at the Closing, in consideration for the payments specified in the Option Surrender Agreements, paid by or on behalf of Holdco through its payroll system to each Optionholder who has complied with the terms of the applicable Option Surrender Agreement, net of any applicable withholding Tax (each, an “Option Surrender Payment”), each Optionholder shall surrender for cancellation all Options held by such Optionholder. At the Closing, each unexercised Option shall be, by virtue of the consummation of the transactions contemplated by this Agreement and without any action on the part of the parties hereto, cancelled, terminated and shall no longer be exercisable by the former holder thereof for any equity interests of Holdco. Syntron Corp’s and Holdco’s manager or board of managers, as applicable, shall adopt the necessary resolutions and take all other actions necessary to effect the treatment of the Options contemplated by this Section 1.04(b). Subject to compliance with the terms of the applicable Option Surrender Agreements, the Option Surrender Payments payable at the Closing shall be paid as provided in Section 1.04(a)(iv);

(c)    the Seller Representative shall deliver to the Purchaser payoff letters, in form and substance reasonably satisfactory to the Purchaser, from each holder of Indebtedness listed on Schedule 1.04(c) (the “Repaid Indebtedness”), which shall include a complete release of all Liens, liabilities and other obligations with respect to such Indebtedness and authorization to file UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any Lien, in each case, effective upon the discharge of such Indebtedness at the Closing;

(d)    the Seller Representative shall also deliver, or cause to be delivered, to the Purchaser each of the following:

(i)     equity interest assignments, in form and substance reasonably satisfactory to the Purchaser, duly executed by the Sellers effecting the transfer of the Purchased Interests to the Purchaser (or one of the Purchaser’s Subsidiaries designated by the Purchaser);

(ii)     a certificate executed by an authorized officer or an authorized director of each of Syntron Corp and Holdco, in form and substance reasonably acceptable to the Purchaser, dated as of the Closing Date, stating that the preconditions specified in Sections 2.01(a), 2.01(b), 2.01(c) and 2.01(e) have been satisfied;

(iii)    a certificate of the Secretary (or officer with equivalent responsibilities) of each of Syntron Corp and Holdco, in form and substance reasonably satisfactory to the Purchaser, dated as of the Closing Date and attaching: (A) a copy of the certificate of formation of each of Syntron Corp and Holdco, as applicable, certified by the Secretary of State of the State of Delaware not more than ten (10) Business Days prior to the Closing Date; (B) a certificate of good standing of Syntron Corp and Holdco, as applicable, certified by the Secretary of State of the State of Delaware and issued not more than ten (10) Business Days prior to the Closing Date; (C) a copy of the limited liability company agreement of each of Syntron Corp and Holdco, as applicable; (D) a copy of the resolutions duly adopted by each of Syntron Corp’s and Holdco’s manager or board of managers, as applicable, authorizing the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby; and (E) in the case of Holdco, a copy of the resolutions duly adopted by Holdco’s board of managers providing for the termination and cancellation of all outstanding Options in accordance with the terms of this Agreement and the Option Surrender Agreements, effective immediately prior to the Closing;

(iv)    evidence that Holdco has terminated Holdco’s 401(k) Plan, if and to the extent required under Section 6.06, prospectively effective no later than the day prior to the Closing Date;

(v)    evidence that all contracts and other arrangements listed on Schedule 1.04(d)(v) have been terminated on terms reasonably satisfactory to the Purchaser;

(vi)    copies of resignations or removals, effective as of the Closing and in form and substance reasonably satisfactory to the Purchaser, of each director, officer and manager of each Acquired Company (other than any such resignations which the Purchaser designates, by written notice to the Seller Representative, as unnecessary);

(vii)    instruments in a form reasonably satisfactory to the Purchaser evidencing (A) the consummation of the Restructuring Transactions not less than one (1) calendar day prior to the Closing Date, but not prior to January 1, 2019, and (B) the distribution to the Holdco Seller of the capital stock of Technisys, Inc. prior to the Restructuring Transactions (the “Distribution”); and

(viii)    a copy of a CD or DVD-ROM containing a true, correct and complete copy of the Acquired Companies’ electronic data room for “Project Surf” hosted by Intralinks as of the date hereof and as of the Closing.

(e)    the Purchaser shall deliver to the Seller Representative each of the following:

(i)a certificate executed by an officer of the Purchaser, in form and substance reasonably acceptable to the Seller Representative, dated as of the Closing Date, stating that the preconditions specified in Sections 2.02(a), 2.02(b) and 2.02(d) have been satisfied; and

(ii)a copy of the resolutions duly adopted by the Purchaser’s board of directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

1.05    Final Cash, Final Indebtedness and Final Net Working Capital Calculations.

(a)    Within seventy-five (75) days after the Closing Date, the Purchaser will deliver to the Seller Representative (i) an unaudited balance sheet of the Acquired Companies (the “Closing Balance Sheet”) as of the Calculation Time and (ii) a statement showing the calculation of (A) the amount of Cash derived from the Closing Balance Sheet as of the Calculation Time, (B) the amount of Indebtedness as of immediately prior to the Closing, (C) the Net Working Capital derived from the Closing Balance Sheet as of the Calculation Time and (D) the amount of Transaction Expenses unpaid as of the Closing (together with the Closing Balance Sheet, the “Preliminary Statement”). If a Preliminary Statement is not delivered to the Seller Representative by the seventy-fifth (75th) day following the Closing Date, the Seller Representative shall deliver a written notice informing the Purchaser of its failure to timely deliver such Preliminary Statement, and (x) if a Preliminary Statement is not delivered within ten (10) days following the date such written notice is delivered by the Seller Representative and (y) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital is less than $500,000, then, in the Seller Representative’s sole discretion, the Estimated Cash, the Estimated Indebtedness, the Estimated Net Working Capital and the Estimated Transaction Expenses shall become final and binding on the parties hereto. The Closing Balance Sheet shall be prepared, and the amount of Cash, the amount of Indebtedness, the Net Working Capital and the Transaction Expenses shall be determined, on a consolidated basis in accordance with GAAP, using, to the extent consistent with GAAP, the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology (including without limitation as to the establishment of reserves), as were used in preparation of the unaudited consolidated balance sheet of the Acquired Companies as of September 30, 2018 (the “Latest Balance Sheet”) and in accordance with the Accounting Principles, and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. After delivery of the Preliminary Statement, the Seller Representative and its accountants shall be permitted reasonable access during normal business hours and upon reasonable notice to review the Acquired Companies’ books and records and work papers related to the preparation of the Preliminary Statement; provided that such access does not unreasonably interfere with the normal operations of the Purchaser or any Acquired Company and nothing herein shall require the Purchaser or any Acquired Company to provide access to, or to disclose any information to, the Seller Representative or any of its Representatives if such access or disclosure would waive any legal privilege or violate any applicable Law or regulation of any Governmental Authority or the provisions of any agreement to which the Purchaser or any Acquired Company is a party. Subject to the foregoing sentence, the Seller Representative and its accountants may make reasonable inquiries of the Purchaser, the Acquired Companies and their respective accountants regarding questions concerning, or disagreements with, the Preliminary Statement arising in the course of their review thereof, and the Purchaser shall, and shall cause the Acquired Companies to, direct any such accountants to reasonably cooperate with and respond to such reasonable inquiries.

(b)    If the Seller Representative has any objections to the Preliminary Statement, the Seller Representative shall deliver to the Purchaser a statement setting forth in reasonable detail its objections thereto (an “Objections Statement”). If an Objections Statement is not delivered to the Purchaser within thirty (30) days after delivery of the Preliminary Statement, the Preliminary Statement shall be final, binding and non‑appealable by the parties hereto. The Seller Representative and the Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, the Seller Representative and the Purchaser shall submit such dispute to RSM US LLP (“RSM”); provided that, if RSM is unable or unwilling to serve in such capacity, the Seller Representative and the Purchaser shall jointly select an alternative arbiter from a nationally recognized independent public accounting firm that is not the independent auditor of the Purchaser, the Seller Representative, any Seller or any Acquired Company (RSM or the Person so selected, as applicable, the “Dispute Resolution Auditor”). Each of the Seller Representative and the Purchaser may furnish to the Dispute Resolution Auditor such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Dispute Resolution Auditor shall act as an expert and not as an arbitrator and shall consider only those items and amounts which are identified in the Objections Statement as being items which the Seller Representative and the Purchaser are unable to resolve. The Dispute Resolution Auditor’s determination will be based solely on the definitions of Cash, Indebtedness, Net Working Capital and Transaction Expenses contained herein, as determined in accordance with GAAP and the Accounting Principles. The Seller Representative and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Auditor to resolve all disagreements within thirty (30) days. Further, the Dispute Resolution Auditor’s determination shall be based solely on the supporting material provided by the Purchaser and the Seller Representative in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Dispute Resolution Auditor. The resolution of the dispute by the Dispute Resolution Auditor shall be final, binding and non‑appealable on the parties hereto absent fraud or manifest error. The costs and expenses of the Dispute Resolution Auditor shall be allocated between the Purchaser, on the one hand, and the Securityholders, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Seller Representative claims the Net Working Capital is $1,000 greater than the amount determined by the Purchaser’s accountants, the Purchaser contests only $500 of the amount claimed by the Seller Representative, and the Dispute Resolution Auditor ultimately resolves the dispute by awarding the Securityholders $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Auditor will be allocated 60% (i.e., 300 ÷ 500) to the Purchaser and 40% (i.e., 200 ÷ 500) to the Securityholders. The amount of Cash, the amount of Indebtedness, the Net Working Capital and the amount of Transaction Expenses unpaid as of the Closing, in each case as finally determined pursuant to this Section 1.05(b), shall be referred to herein as the “Final Cash,” the “Final Indebtedness,” the “Final Net Working Capital” and the “Final Transaction Expenses”.

(c)    If, after final determination of the Final Cash, the Final Indebtedness, the Final Net Working Capital and the Final Transaction Expenses pursuant to this Section 1.05, the Preliminary Purchase Price is less than the Purchase Price (such shortfall, the “Shortfall Amount”), then the Purchaser, within five (5) Business Days after both (i) the Final Cash, the Final Indebtedness, the Final Net Working Capital and the Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, and (ii) the Purchaser receives payment instructions from the Seller Representative, shall make payment of the Shortfall Amount by wire transfer of immediately available funds to the Securityholders (as directed by the Seller Representative and to be paid in accordance with Section 10.02(c)), and the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment, within two (2) Business Days after delivery of such joint written instructions, to the Seller

Representative (on behalf of the Securityholders), by wire transfer of immediately available funds, of the entire Adjustment Escrow Amount from the Adjustment Escrow Account.

(d)    If, after final determination of the Final Cash, the Final Indebtedness, the Final Net Working Capital and the Final Transaction Expenses pursuant to this Section 1.05, the Preliminary Purchase Price is greater than the Purchase Price (such excess, the “Excess Amount”), then the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment, within five (5) Business Days after the Final Cash, the Final Indebtedness, the Final Net Working Capital and the Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, to the Purchaser, by wire transfer of immediately available funds, of the lesser of (i) the Excess Amount and (ii) the remaining funds in the Adjustment Escrow Account, in each case from the Adjustment Escrow Account. In the event that the remaining funds in the Adjustment Escrow Account are less than the Excess Amount, then any remaining portion of the Excess Amount shall be recovered (A) first, from the funds then remaining in the Indemnity Escrow Account, and (B) if the funds then remaining in the Indemnity Escrow Account are less than the remaining portion of the Excess Amount, then the Securityholders (in accordance with each Securityholder’s Post-Closing Percentage Interest) shall promptly pay the amount of such deficiency in cash to the Purchaser. In the event that the remaining funds in the Adjustment Escrow Account are greater than the Excess Amount, then the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment, within five (5) Business Days after the Final Cash, the Final Indebtedness, the Final Net Working Capital and the Final Transaction Expenses become final and binding on the parties pursuant to this Section 1.05, to the Seller Representative (on behalf of the Securityholders), by wire transfer of immediately available funds, of the remainder of the Adjustment Escrow Amount in the Adjustment Escrow Account (if any) after the payment to the Purchaser described above in this Section 1.05(d).

(e)    The parties hereto agree that the dispute resolution procedures provided for in this Section 1.05, shall be the exclusive method for resolving any disputes with respect to the determination of the Final Cash, the Final Indebtedness, the Final Net Working Capital, the Final Transaction Expenses and any Shortfall Amount or Excess Amount; provided that this provision shall not prohibit the Purchaser or the Seller Representative from instituting litigation to enforce the determination of the Dispute Resolution Auditor and shall not limit any remedy of any party hereto under Article 11.

1.06    Withholding. Each of the Purchaser, each Acquired Company and the Escrow Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, including payments made under the Escrow Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect IRS Forms W-8 or W-9 or any successors thereto to the extent required by Tax Law from the Securityholders and any other recipients of payments hereunder; provided that, except for amounts treated as wages for income or employment Tax purposes, the Purchaser shall provide the Seller Representative five (5) days’ advance written notice of the intention to make any deduction or withholding pursuant to this Section 1.06 and the Purchaser shall cooperate with any reasonable request of the Seller Representative to obtain reduction or relief from such deduction or withholding. In the event that any amount is so deducted and withheld, and properly remitted to the applicable Governmental Authority, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

1.07    The Closing. The parties shall cause the closing of the transactions contemplated by this Agreement (the “Closing”) to take place at the offices of Honigman Miller Schwartz and Cohn LLP located at 660 Woodward Avenue, Detroit, Michigan at 10:00 a.m. Central time on the third (3rd) Business

Day following full satisfaction or due waiver of all of the closing conditions set forth in Article 2 hereof (other than those to be satisfied at the Closing) or, if the Purchaser and the Seller Representative mutually agree, on such other date, or at such other time, as the Purchaser and the Seller Representative agree; provided that in no event shall the Closing occur prior to January 2, 2019. The date of the Closing is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. Central Time on the Closing Date.

ARTICLE 2
CONDITIONS TO CLOSING

2.01    Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions at or prior to the Closing:

(a)     (i) the representations and warranties set forth in Sections 3.02(a) and 3.02(b) (Capitalization), Section 3.05(a) (Absence of Material Adverse Effect) and Section 5.03 (Ownership of Purchased Interests) shall be true and correct in all respects as of the date of this Agreement and the Closing Date (other than those representations and warranties that address matters as of a particular date, which shall be true and correct as of such date) as though then made, (ii) the representations and warranties set forth in Section 3.01(a) (Organization and Power), Sections 3.02(c) and 3.02(d) (Capitalization; Subsidiaries), Section 3.03 (Authorization; No Breach; Valid and Binding Agreement) (excluding clauses (B) and (C) of Section 3.03(b)), Section 3.21 (Brokerage), Section 5.01(a) (Organization), Section 5.02 (Authorization; No Breach; Valid and Binding Agreement) (excluding clauses (ii) and (iii) of Section 5.02(b)) and Section 5.04 (Brokerage) shall be true and correct in all material respects (without giving effect to any materiality qualification or exception contained therein) as of the date of this Agreement and the Closing Date (other than those representations and warranties that address matters as of a particular date, which shall be true and correct as of such date) as though then made, and (iii) all other representations and warranties set forth in Article 3 and Article 5 shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of the date of this Agreement and the Closing Date (other than those representations and warranties that address matters as of a particular date, which shall be true and correct as of such date) as though then made, except where the failure of such representations and warranties referenced in this clause (iii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(b)    Syntron Corp, Holdco and the Sellers shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)    Since the date of this Agreement, there shall not have been any Material Adverse Effect;

(d)    the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(e)    no judgment, decree or order shall have been entered and not withdrawn, no Law shall have been enacted (and not subsequently repealed) and no Legal Proceeding shall be pending, which would reasonably be expected to prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(f)    the Seller Representative and the Escrow Agent shall have executed and delivered to the Purchaser the Escrow Agreement; and

(g)    the Purchaser shall have received those items identified in Section 1.03, Section 1.04(c) and Section 1.04(d) as being delivered by the Seller Representative to the Purchaser.

2.02 Conditions to the Sellers’ Obligations. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Seller Representative in writing) of the following conditions at or prior to the Closing

(a)     (i) the representations and warranties set forth in Article 4 (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of the date of this Agreement and the Closing Date (other than those representations and warranties that address matters as of a particular date, which shall be true and correct in all material respects as of such date) as though then made;

(b)     the Purchaser shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by the Purchaser under this Agreement at or prior to the Closing;

(c)     the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(d)     no judgment, decree or order shall have been entered and not withdrawn, and no Law shall have been enacted (and not subsequently repealed), which would reasonably be expected to prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(e)     the Purchaser and the Escrow Agent shall have executed and delivered to the Seller Representative the Escrow Agreement; and

(f)     the Seller Representative shall have received those items identified in Section 1.04(e) as being delivered by the Purchaser to the Seller Representative.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Each of Holdco and Syntron Corp represents and warrants to the Purchaser that the statements in this Article 3 are correct and complete as of the date of this Agreement and as of the Closing, except as set forth in the schedules accompanying this Agreement (the “Disclosure Schedules”). The Disclosure Schedules have been arranged in separately titled sections corresponding to, and qualifying, the corresponding sections of this Agreement; however, each section of the Disclosure Schedules shall be deemed to also qualify any other section of this Agreement to the extent the applicability of the information set forth in such other Schedule is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
3.01    Organization and Power.

(a)    Each Acquired Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation or incorporation, as applicable. Each Acquired Company has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted.

(b)    Each Acquired Company is qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. The Acquired Companies have made available to the Purchaser, prior to the date hereof, a true and complete copy of the Organizational Documents for each Acquired Company. None of the Acquired Companies is in violation of any of the provisions of its Organizational Documents.

3.02    Capitalization; Subsidiaries.

(a)    The authorized equity capitalization of each of Syntron Corp and Holdco consists solely of uncertificated limited liability company interests as reflected in the applicable Operating Agreement. Except as set forth in this Agreement, no limited liability company interests or other equity interests or securities of any Acquired Company are reserved for issuance. On the date hereof, the Corp Sellers collectively own 100% of the Syntron Corp Interests. On the date hereof, the Holdco Seller owns 100% of the Holdco Interests.

(b)    Immediately prior to the Closing, all of the issued and outstanding Purchased Interests will be owned by the Sellers and Syntron Corp and evidenced solely by the Operating Agreements. Schedule 3.02(b) sets forth, as of the date of this Agreement and the Closing Date, the outstanding equity securities of each Acquired Company, the name of each holder thereof and the number of equity securities held by each such holder. As of the date hereof, there are currently outstanding Options to purchase 15,965 Class B Units of Holdco, all of which, unless previously exercised, shall terminate as of the Closing.

(c)    All of the issued and outstanding equity securities of each Acquired Company and Options of Holdco have been duly authorized, are validly issued, are fully paid and nonassessable, were issued in compliance with all applicable federal and state securities Laws and are not subject to any preemptive rights, rights of first refusal or similar rights. Except for this Agreement and the currently outstanding Options to purchase 15,965 Class B Units of Holdco described in the last sentence of Section 3.02(b), which, unless previously exercised, shall terminate as of the Closing, there are no outstanding options, warrants, contracts or rights (including any preemptive rights) to which any Acquired Company is a party or otherwise bound requiring the issuance, disposition or acquisition of the equity securities of any Acquired Company or any rights or interests exercisable therefor. There are no outstanding or authorized equity appreciation, phantom stock or other equity compensation (excluding the Options) with respect to any Acquired Company. No Acquired Company has any obligation (contingent or otherwise) to (i) issue any option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment, (ii) issue or distribute to holders of any limited liability company interests or other equity interests or securities in any Acquired Company any evidence of Indebtedness or asset of any Acquired Company or (iii) pay any dividend or make any other distribution in respect of any limited liability company interests or other equity interests or securities in any Acquired Company. There are no voting trusts or other agreements or understandings to which any Acquired Company is a party with respect to the voting of any limited liability company interests or equivalent equity interests or securities of the any Acquired Company. No Acquired Company has any outstanding bonds, debentures or other obligations the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with any equityholders of any Acquired Company on any matter.

(d)    As of the date of this Agreement, (i) except for Syntron Corp’s ownership of a portion of the equity interests of LLCP PCS Alternative Partnership Syntron, L.P. and Holdco’s ownership of the equity interests of Syntron Material Handling Holdings, LLC, neither Syntron Corp nor Holdco owns, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person, and (ii) none of the Acquired Companies other than Syntron Corp and Holdco own, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person other than another Acquired Company. Following the consummation of the Restructuring Transactions, except for Syntron Corp’s ownership of a portion of the Holdco Interests and Holdco’s ownership of the equity interests of Syntron Material Handling Holdings, LLC, neither Syntron Corp nor Holdco will own, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

(e)    No equityholder or former equityholder of any Acquired Company, or any other Person, has asserted or has any rights with respect to: (i) the ownership or rights to ownership of any shares of stock of any Acquired Company (other than the rights of the Sellers in the Purchased Interests that will be transferred to the Purchaser or a designated Subsidiary thereof at the Closing); (ii) any rights of an equityholder (other than the right of the Securityholders to receive consideration pursuant to Article 1), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Organizational Documents of any Acquired Company (other than the right of the Securityholders to receive consideration pursuant to Article 1) that could be asserted after the Closing; or (iv) any claim that his, her or its shares were wrongfully repurchased by any Acquired Company. Notwithstanding anything to the contrary set forth in this Agreement, this Section 3.02(e) shall not be modified or deemed modified by the Disclosure Schedules.

(f)    As of the date of this Agreement, (i) neither Syntron Corp nor Holdco holds the right to acquire, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person, and (ii) none of the Acquired Companies other than Syntron Corp and Holdco hold the right to acquire, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person other than another Acquired Company. Following the consummation of the Restructuring Transactions, neither Syntron Corp nor Holdco will hold the right to acquire, directly or indirectly, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

3.03    Authorization; No Breach; Valid and Binding Agreement

(a)    The execution, delivery and performance of this Agreement and the Related Documents by each of Holdco and Syntron Corp and the consummation by each of Holdco and Syntron Corp of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite limited liability company action and no other limited liability company proceedings on either Holdco’s or Syntron Corp’s part are necessary to authorize the execution, delivery or performance of this Agreement or any Related Document.

(b)    Except (i) as set forth on Schedule 3.03(b) or (ii) in the case of clause (B) and (C), where the failure of any of the following to be true would not be material to the Acquired Companies, taken as a whole, or their ability to consummate the transactions contemplated hereby, the execution, delivery and performance of this Agreement and the Related Documents by each of Holdco and Syntron Corp and the consummation by Holdco and Syntron Corp of the transactions contemplated hereby and thereby do not conflict with, constitute a default under, result in a breach or violation of, or result in the creation of any Lien (other than Permitted Liens) upon any assets of Holdco, Syntron Corp or any other Acquired Company under,

(A) the provisions of Holdco’s and Syntron Corp’s Organizational Documents, (B) subject to expiration or termination of the applicable waiting periods, if any, under the HSR Act, any applicable Law, judgment, decree or order or (C) any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement, mortgage, instrument of Indebtedness or other arrangement.

(c)    This Agreement has been duly executed and delivered by each of Holdco and Syntron Corp and, assuming that this Agreement is a valid and binding obligation of the Purchaser, constitutes a valid and binding obligation of each of Holdco and Syntron Corp, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d)    The Restructuring Transactions shall be effected in accordance with the Restructuring Step Chart attached as Exhibit B hereto, which Restructuring Transactions shall be consummated not less than one (1) calendar day prior to the Closing, but not prior to January 1, 2019. The Distribution shall be consummated prior to the consummation of the Restructuring Transactions. The Restructuring Transactions, the Distribution and each component thereof (i) have been duly authorized by all required action on the part of each Person involved in the Restructuring Transactions or the Distribution, as applicable, and (ii) will have been consummated in accordance with, and do not and will not conflict with, the organizational documents of the Sellers, Syntron Corp, Holdco or any other Person involved in the Restructuring Transactions or the Distribution, as applicable. Any and all consents, approvals or authorizations required to be obtained from any Person in connection with the Restructuring Transactions or the Distribution, as applicable, will have been obtained prior to the consummation of the Restructuring Transactions or the Distribution, as applicable.

3.04    Financial Statements.

(a)    Schedule 3.04(a) consists of the following consolidated financial statements (the “Financial Statements”): (a) the Latest Balance Sheet and the related statements of income and cash flows for the nine (9)‑month period then ended; and (b) the audited consolidated balance sheet of Syntron Material Handling Holdings, LLC and its Subsidiaries as of each of December 31, 2017 and December 31, 2016 and the related consolidated statements of income and cash flows for the fiscal years then ended. The Financial Statements have been based upon the information contained in the Acquired Companies’ books and records, have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and (ii) changes resulting from normal year‑end adjustments, the effects of which would not be material), and present fairly in all material respects the financial condition, results of operations and cash flows of Syntron Material Handling Holdings, LLC and its Subsidiaries as of the times and for the periods referred to therein.

(b)    Neither Holdco nor Syntron Corp (i) has any assets (including leases, licenses or other contractual interests), liabilities or operations other than its direct or indirect ownership of the equity interests set forth in, or disclosed under, Section 3.02(d) and any activities in connection with or relating thereto or (ii) except as set forth on Schedule 3.04(b), employs (or has ever employed) any employees, or maintains (or has ever maintained), contributes to (or has ever contributed to) or sponsors (or has ever sponsored) any bonus, incentive, equity‑based compensation, deferred compensation and fringe benefit plan that constitutes a Company Plan.

(c)    The Acquired Companies do not have any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for liabilities (i) set forth on the face of the Latest Balance Sheet, (ii) incurred in the ordinary course of business since the date of the Latest Balance Sheet or included in the calculation of the Estimated Net Working Capital or the Estimated Transaction Expenses, or (iii) that constitute performance obligations under existing executory contracts (other than on account of a breach or default thereunder) that are not required by GAAP to be reflected on a balance sheet and that are not in the aggregate material.

(d)    The Acquired Companies maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls which provide assurance, in all material respects, that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Acquired Companies and to maintain accountability for the Acquired Companies’ assets, and (iii) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(e)    Since January 1, 2016, Technisys, Inc. (i) has not had any assets (including leases, licenses or other contractual interests), employees, liabilities (other than Tax liabilities) or any activities in connection with or relating thereto and (ii) has not had any employees or maintained, contributed to or sponsored any bonus, incentive, equity-based compensation, deferred compensation or fringe benefit plan that constitutes a Company Plan.

3.05    Absence of Certain Developments.

(a)    Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect.

(b)Except as set forth on Schedule 3.05(b) and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, the Acquired Companies have conducted their business in the ordinary course of business, and no Acquired Company has:

(i)mortgaged, pledged or subjected to any Lien any assets, except Permitted Liens;

(ii)acquired, sold, assigned, leased, licensed or transferred any material assets (including any equity interest in any Person), other than sales of product inventory to customers in the ordinary course of business;

(iii)sold, assigned, transferred, licensed or sublicensed any Company Intellectual Property other than non-exclusive licenses granted to distributors in the ordinary course of business;

(iv)allowed to lapse or abandoned any Company Intellectual Property;

(v)issued, sold or transferred any of its equity or other securities or warrants, options or other rights to acquire its equity or other securities, or amended any of the terms of (including the vesting of) any such rights, or repurchased or redeemed any equity or other securities;

(vi)other than interest incurred in the ordinary course of business in connection with the Repaid Indebtedness, (A) created, incurred or assumed any Indebtedness; or (B) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

(vii)made any loans, advances or capital investment in, or any loan to, any other Person;

(viii)split, combined, reclassified or recapitalized any shares of its capital stock or comparable equity securities;

(ix)declared, set aside or paid any dividend or declared or made any distribution (whether in cash, stock or property or any combination thereof) with respect to its equity securities or redeemed, purchased or otherwise acquired any of its equity securities, except for repurchases of membership interests from current or former employees, consultants, directors or managers of any Acquired Company for nominal amounts in the ordinary course of business;

(x)amended its Organizational Documents;

(xi)changed the nature or scope of its business, commenced any new business or taken any action to alter its organizational or management structure;

(xii)changed its accounting methods, principles or practices (other than as required by applicable Law or GAAP);

(xiii)made any capital expenditures or commitments therefor in excess of $50,000 per item or $200,000 in the aggregate;

(xiv)made any loan to, or entered into any other transaction with, any of the members of its board of managers or its officers (other than employment arrangements in the ordinary course of business);

(xv)hired any officer or entered into any new employment arrangement providing for total compensation in excess of $100,000 per year;

(xvi)except for ordinary course hiring and firing of at-will employees with base compensation of less than $100,000 under agreements that do not provide for severance, retention payments, or change in control or other deal-related bonuses, and except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in Schedule 3.05(b)(xvi), (A) adopted, entered into, terminated or amended any agreement that provides for severance, retention compensation or transaction-related payments, or any other plan, agreement or arrangement that provides for severance, retention compensation or transaction-related payments, any Company Plan or any collective bargaining agreement, (B) increased the compensation or fringe benefits of, or paid any bonus to, any director, officer, employee or consultant (1) by more than $10,000 per person or $50,000 in the aggregate, or (2) outside the ordinary course of business, (C) amended or accelerated the payment, right to payment or vesting of any compensation or benefits, including any outstanding Options, (D) paid any benefit not provided for under any Company Plan, other than insured or funded benefits in the ordinary course of business, granted any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, other than in the ordinary course of business (provided that the foregoing ordinary course of business exception does not apply in the case of Section 6.01(b)), or (E) taken any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan, other than payment of premiums due or contributions owed in the ordinary course of business;

(xvii)made or changed any material Tax election, changed an annual Tax accounting period, filed any amended Tax Return, entered into any closing agreement, waived or extended any statute of limitations with respect to Taxes, settled or compromised any Tax liability (other than any Tax liability paid in the ordinary course of business that was not the subject of a dispute with any taxing authority), claim or assessment, or surrendered any right to claim a refund of Taxes;

(xviii)instituted or settled any Legal Proceeding involving amounts in controversy in excess of $10,000 per Legal Proceeding or $50,000 in the aggregate;

(xix)entered into, amended, terminated, taken or omitted to take any action that would constitute a violation of or default under, or waive any rights under, applicable Law or any Material Contract; or

(xx)agreed in writing or otherwise to take any of the foregoing actions.

3.06    Properties.

(a)    Except as set forth on Schedule 3.06(a), each Acquired Company owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material assets purported to be owned or leased by such company, free and clear of all Liens, except for Permitted Liens. All of the tangible assets currently used in the operation of the business are maintained in a reasonably prudent manner and are in good working order (ordinary wear and tear and scheduled maintenance excepted). Schedule 3.06(a) lists individually all fixed assets (within the meaning of GAAP) of the Acquired Companies, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the date of the Latest Balance Sheet.

(b)    The leased real property at the addresses listed on Schedule 3.06(b) (the “Leased Real Property”) constitutes all of the real property leased, licensed or otherwise used by any Acquired Company. The leases under which any Acquired Company leases the Leased Real Property are listed on Schedule 3.06(b) (the “Real Property Leases”) and are in full force and effect, and the applicable Acquired Company holds a valid leasehold interest in the Leased Real Property to which each Real Property Lease relates and, following the Closing Date, will continue to hold such valid leasehold interest, in each case, subject to proper authorization and execution of such Real Property Lease by any other party thereto and the application of any bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies. With respect to each such Real Property Lease, except as set forth on Schedule 3.06(b):

(i)such Real Property Lease is a valid and binding agreement of the applicable Acquired Company and, to the Acquired Companies’ knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies; no Acquired Company is in breach or violation of, or default under, any such Real Property Lease, and no event has occurred, is pending or, to the Acquired Companies’ knowledge, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by any Acquired Company or, to the Acquired

Companies’ knowledge, any other party under such Real Property Lease; and no event has occurred that would give rise to a termination right under such Real Property Lease to the extent any of the foregoing would, individually or in the aggregate, be material to the Acquired Companies taken as a whole;

(ii)there are no disputes, oral agreements or forbearance programs in effect as to such Real Property Lease;

(iii)no Acquired Company has assigned, transferred, conveyed, mortgaged, subleased, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(iv)to the Acquired Companies’ knowledge, there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such Real Property Lease which would reasonably be expected to impair the current uses or the occupancy by any Acquired Company of the property subject thereto;

(v)no construction, alteration or other leasehold improvement work with respect to the Real Property Lease remains to be paid for or performed by any Acquired Company; and

(vi)no Acquired Company is obligated to pay any leasing or brokerage commission relating to such Real Property Lease and will not have any obligation to pay any leasing or brokerage commission upon the renewal or expansion of the Real Property Lease.

(c)No Acquired Company owns or, except as set forth on Schedule 3.06(c), has ever owned any real property.

3.07    Tax Matters. Except as set forth on Schedule 3.07:

(a)Each Acquired Company has filed on a timely basis all income and other material Tax Returns required to have been filed by it (taking into account any extensions of time to file), and all such Tax Returns are true, correct and complete in all materials respects. Each Acquired Company has paid on a timely basis all Taxes, whether or not shown on a Tax Return, that were due and payable. All income and other material Taxes that any Acquired Company is or was obligated to withhold from amounts owing to any employee, creditor or third party have been duly withheld and fully paid to the appropriate Governmental Authority, and each Acquired Company has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto.

(b)The unpaid Taxes of each Acquired Company (i) as of the date of the Latest Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet and (ii) do not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP. Since the date of the Latest Balance Sheet, no Acquired Company has incurred any liability for Taxes outside the ordinary course of business.

(c)No Tax audits or administrative or judicial Tax proceedings are presently being conducted with respect to any Acquired Company. No Acquired Company has received from any taxing authority any written notice of deficiency or proposed adjustment for any amount of Tax that has not been fully paid or settled. No Acquired Company has (i) waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still outstanding, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect. In the last four (4) years, no Acquired Company has been informed in writing by any jurisdiction in which such Acquired Company does not file a Tax Return that the jurisdiction believes that such Acquired Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction.

(d)No Acquired Company (i) has been a member of an Affiliated Group filing a consolidated, combined, unitary or similar Tax Return (other than a group the common parent of which is an Acquired Company), (ii) has any liability for the Taxes of any Person under Section 1.1502‑6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by contract (other than ordinary course agreements, such as leases or loans, the primary focus of which is not Taxes), or (iii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement (other than ordinary course agreements, such as leases or loans, the primary focus of which is not Taxes).

(e)No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code (i) within the two (2)-year period ending on the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(f)There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Acquired Company.

(g)Schedule 3.07(g) sets forth each jurisdiction (other than United States federal) in which each Acquired Company files a Tax Return.

(h)For U.S. federal income Tax purposes, (i) Syntron Corp is, and has been since its date of formation, classified as a C corporation, and (ii) from its date of formation until consummation of the Restructuring Transactions, Holdco was classified as disregarded as an entity separate from the Holdco Seller under and within the meaning of Section 301.7701-3 of the Treasury Regulations. Since the consummation of the Restructuring Transactions and as of the date hereof, Holdco is classified as a partnership under Treasury Regulation Section 301.7701-3(b)(1)(i) for U.S. federal income Tax purposes. Holdco has not been, at any time, classified as a corporation for U.S. federal income Tax purposes. None of the Acquired Companies has made an entity classification (“check-the-box”) election under Section 7701 of the Code, other than Syntron Corp’s election to be classified as a corporation as of its date of formation.

(i)The Acquired Companies have made available to the Purchaser (i) complete and correct copies of all material Tax Returns of the Acquired Companies for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of any Acquired Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Authority relating to Tax incentives of any Acquired Company.

(j)No Acquired Company has made any payment, is obligated to make any payment or is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code), in each case, in connection with the consummation of the transactions contemplated by this Agreement.

(k)No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date made on or prior to the Closing Date, (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(l)Syntron Corp has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(m)No Acquired Company is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes (other than another Acquired Company).

(n)No Acquired Company is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in that country.

(o)Each Acquired Company other than Syntron Corp, Technisys, Inc., and Holdco is, and has been at all times since its formation, classified as disregarded as an entity separate from its owner under and within the meaning of Section 301.7701-3 of the Treasury Regulations.

(p)No Acquired Company has engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local Law. Each of the Acquired Companies has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(q)None of the Acquired Companies is a party to a gain recognition agreement under Section 367 of the Code.

(r)In the last three (3) years, no Acquired Company has been a party to a merger, liquidation or other transaction that involved a corporation, or a Person classified as an association taxable as a corporation, in which an Acquired Company assumed any liabilities for Tax.

(s)All related party transactions involving an Acquired Company have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law. Each Acquired Company has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.

3.08    Contracts and Commitments.

(a)Except as set forth on Schedule 3.08(a) (such contracts disclosed or required to be disclosed thereon, the “Material Contracts”), no Acquired Company is a party to or bound by any:

(i)bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described in Schedule 3.12(a);

(ii)contract for the employment of any officer, individual employee or other person on a full‑time or consulting basis other than offer letters for at-will employees without severance or notice periods of more than thirty (30) days and that are materially similar to an Acquired Company’s existing form, a copy of which has been made available to the Purchaser;

(iii)agreement, plan, or arrangement providing for severance, retention, change in control payments, or transaction-based bonuses or incentives;

(iv)agreement involving any current or former officer, director or stockholder of any Acquired Company or any Affiliate thereof;

(v)agreement or indenture under which any Acquired Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien (other than a Permitted Lien) on any of its assets, tangible or intangible;

(vi)lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party;

(vii)lease or agreement under which it is lessor of or permits any third party to hold or operate any of its personal property;

(viii)contract or group of related contracts with the same party for the purchase by any Acquired Company of products or services which provides for annual payments in excess of $250,000 during any twelve (12)‑month period or in which any Acquired Company has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(ix)contract or group of related contracts for the sale by any Acquired Company of products or services that provides for revenues during any twelve (12)‑month period in excess of $500,000, or in which an Acquired Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any services, products or territory;

(x)agreement for the disposition of any significant portion of the assets or business of any Acquired Company (other than sales of product inventory in the ordinary course of business) or any agreement for the acquisition of the assets or business of any other Person (other than purchases of supplies or components in the ordinary course of business);

(xi)agreement concerning non-solicitation, noncompetition or that otherwise could reasonably be expected to have the effect of prohibiting or impairing any Acquired Company from freely engaging in business anywhere in the world;

(xii)agreement providing for any royalty, milestone or similar payments by any Acquired Company;

(xiii)agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(xiv)settlement agreement or settlement-related agreement (including any agreement in connection with which any employment-related claim is settled);

(xv)agreement which contains any provisions requiring any Acquired Company to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services entered into in the ordinary course of business);

(xvi)license, agreement or other instrument required to be listed in Schedule 3.09(d) or Schedule 3.09(e);

(xvii)Real Property Lease;

(xviii)Government Contract;

(xix)agreement that would entitle any third party to receive a license or any other right to Intellectual Property of the Purchaser or any of its Affiliates (excluding the Acquired Companies) following the Closing, or that would otherwise bind or purport to bind the Purchaser or any of its Affiliates (excluding the Acquired Companies) following the Closing; or

(xx)agreement under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect.

(b)With respect to each Material Contract: (i) such contract is a valid and binding agreement of the applicable Acquired Company and, to the Acquired Companies’ knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) no Acquired Company is in breach or default in any material respect, nor has any Acquired Company taken or failed to take any action which, with notice or lapse of time, would constitute a breach or default in any material respect, or permit termination, material modification or acceleration, as applicable, under such contract; and (iii) to the Acquired Companies’ knowledge, no other party is in breach or default in any material respect under such contract. There are no audits being conducted by third parties relating an Acquired Company’s performance under any Material Contract. The Company has made available to Purchaser a complete and accurate copy of each Material Contract (as amended to date).

3.09    Intellectual Property.

(a)Schedule 3.09(a) sets forth all of the following owned by any Acquired Company: (i) patents and patent applications; (ii) trademarks registrations and applications; (iii) internet domain names; and (iv) registered copyrights (collectively, the “Company Intellectual Property”). All assignments of such Company Intellectual Property have been properly executed and recorded and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the applicable Acquired Company. All such Company Intellectual Property is in effect and subsisting and the registrations and applications therefor were filed and prosecuted in accordance with applicable Law. There are no inventorship challenges, opposition or nullity proceedings or interferences before the United States Patent and Trademark Office pending, or to the Acquired Companies’ knowledge, threatened with respect to any patents or patent applications included in the Company Intellectual Property. The Acquired Companies have no knowledge of any information that would preclude the Acquired Companies from having clear title to the Company Intellectual Property.

(b)Except as set forth on Schedule 3.09(b): (i) the Acquired Companies own all of the Company Intellectual Property, free and clear of all Liens except Permitted Liens; (ii) no Acquired Company is currently infringing on, misappropriating or violating the Intellectual Property of any other Person; (iii) the Company Intellectual Property is valid and enforceable; (iv) to the Acquired Companies’ knowledge, the Company Intellectual Property is not currently being infringed or misappropriated by any Person in a manner that is reasonably likely to be material to the any Acquired Company’s business; and (v) each Acquired Company owns or has the right to use all Intellectual Property necessary for the operation of its business.

(c)Except as set forth on Schedule 3.09(c), since January 1, 2015, no Acquired Company has received any written notice of alleged material infringement, misappropriation or violation from any Person with respect to such Person’s Intellectual Property and no such claim is pending against any of the Acquired Companies.

(d)Schedule 3.09(d) identifies each material license, covenant or other agreement pursuant to which any of the Acquired Companies have assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. None of the Acquired Companies has agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any products or services, except in commercial contracts with end-user customers entered in the ordinary course of business.

(e)Schedule 3.09(e) identifies each license or other agreement pursuant to which any of the Acquired Companies’ receives rights to third party Intellectual Property (excluding currently-available, off‑the‑shelf software programs that are licensed by an Acquired Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $25,000 per annum).

(f)Except as set forth on Schedule 3.09(f), no third-party Intellectual Property is included in, or required for the exploitation of, the Acquired Companies’ products and services.

(g)Each current and former employee and independent contractor of the Acquired Companies who is or was involved in development of any material Intellectual Property or products or services has executed a valid and binding written agreement expressly assigning to an Acquired Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Acquired Companies, and all Intellectual Property rights therein, and has waived all moral rights therein.

3.10    Litigation. Except as set forth on Schedule 3.10, there is no material Legal Proceeding pending or, to the Acquired Companies’ knowledge, threatened against any Acquired Company, and no Acquired Company is subject to any outstanding judgment, order or decree of any court or other Governmental Authority. To the Acquired Companies’ knowledge, there are no audits or investigations by a Governmental Authority pending or threatened against any Acquired Company. There is no Legal Proceeding by any Acquired Company pending, or which any Acquired Company has commenced preparations to initiate, against any other Person.

3.11    Governmental Consents. Except for the applicable requirements of the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and except as set forth on Schedule 3.11, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by any Acquired Company in connection with the execution, delivery or performance of this Agreement or any Related Document by any Acquired Company, or the consummation of the transactions contemplated hereby or thereby.

3.12    Employee Benefit Plans.

(a)Schedule 3.12(a) lists all Employee Benefit Plans that any Acquired Company maintains, contributes to, or to which it has any actual liability or would reasonably be expected to have any contingent liability (each, a “Company Plan”). Each of the Company Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan. The Company Plans have complied in form and in operation in all material respects with their terms and in all material respects with the requirements of the Code and ERISA and other applicable Laws. There is no plan or commitment, whether legally binding or not, to create any additional Company Plan or to materially modify any existing Company Plan.

(b)With respect to the Company Plans, all material required contributions have been made or properly accrued. Within the past six (6) years, no Acquired Company or ERISA Affiliate has maintained or contributed to or had any actual liability or would reasonably be expected to have any potential liability with respect to an Employee Benefit Plan that was subject to Section 412 of the Code or Title IV of ERISA. At no time within the past six (6) years has any Acquired Company or any ERISA Affiliate been obligated to contribute or had any actual liability or would reasonably be expected to have any potential liability with respect to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(c)Since January 1, 2015, there have been no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any liability. No Company Plan is, or since January 1, 2015 has been, the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Authority or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d)The Acquired Companies have made available to the Purchaser true, correct and complete copies of (i) all Company Plans that have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) the most recent determination, advisory, or opinion letter with respect to any Company Plans intended to be qualified under Section 401(a) of the

Code, (iv) the most recent related summary plan descriptions and any summaries of material modifications since such summary plan description, if applicable, (v) all annual reports filed on IRS Forms 1094C, 1095 or 5500, all plan financial statements and all actuarial valuation reports for the three most recent plan years, as applicable, and (vi) any material written or electronic communications within the last five years from or to the Internal Revenue Service, the Department of Labor or any other Governmental Authority with respect to a Company Plan (including any voluntary correction submissions).

(e)All group health plans of the Acquired Companies and any ERISA Affiliate have complied in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, and any other comparable domestic or foreign Laws. No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of any Acquired Company is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law or as cash severance, and there have been no written or oral commitments inconsistent with the foregoing.

(f)Except as set forth on Schedule 3.12(f), each Company Plan (other than bilateral agreements covering individuals) is amendable and terminable unilaterally by the Acquired Company that is a party thereto or covered thereby at any time without liability or expense to the Acquired Companies or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto), and no Company Plan documentation or other written communication distributed generally to employees by its terms prohibits the Acquired Companies from amending or terminating any such Company Plan, or in any way limits such action.

(g)Except as set forth on Schedule 3.12(g), no Company Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Law that, in connection with any of the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 6.06, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), or (vi) promise or provide any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise. Except as set forth on Schedule 3.12(g), no equityholder, employee or officer of any Acquired Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(h)There are no loans or extensions of credit from any Acquired Company to any current Company Employee or any independent contractor or other service provider to the Acquired Companies. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any current Company Employee.

(i)Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been, at all required times, in material compliance with Code Section 409A in operation and in documentation. No Option has an exercise that has been less than the fair market value of the underlying equity units as of the date such Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Option.

(j)With respect to each material Company Plan that is subject to the Laws of any jurisdiction outside of the United States (a “Foreign Plan”), except as set forth on Schedule 3.12(j), the Foreign Plan (i) since January 1, 2015 has been maintained and administered in all material respects in accordance with its terms and with all applicable Laws, (ii) if intended to qualify for special Tax treatment, materially meets all requirements for such treatment, (iii) is fully funded, and (iv) if required to be registered, has been registered with the appropriate Governmental Authorities and in all material respects has been maintained in good standing with the appropriate Governmental Authorities.

3.13    Labor and Employment.

(a)No Acquired Company is a party to any collective bargaining agreement, collective agreement, works council agreement, or understanding with any labor union, trade union, labor organization or works council or any industry agreement or national labor agreement and, to the Acquired Companies’ knowledge, no union organizing efforts or collective negotiations are or have been underway with respect to employees of any Acquired Company. Except as set forth on Schedule 3.13(a), since January 1, 2015: (i) there have been no material unfair labor practice charges, material unfair labor practice complaints, material labor arbitrations or material labor grievances pending, or, to the Acquired Companies’ knowledge, threatened, against any Acquired Company; and (ii) there has been no strike, slowdown, work stoppage or lockout, or, to the Acquired Companies’ knowledge, threat thereof, by or with respect to any employees of any Acquired Company. No consent of, consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for the Acquired Companies to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement.

(b)Schedule 3.13(b)(i) contains a list of all current Company Employees, along with the position, date of hire, full- or part-time status, annual rate of compensation (or with respect to Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation of each such person (which may be estimated based on the prior year allocation if such incentive compensation consists of a discretionary allocation of a bonus pool), status as exempt or non-exempt from overtime, and current employment status of each such person (including whether the person is on leave of absence and the dates of such leave). Schedule 3.13(b)(ii) sets forth all bonuses earned by any Company Employee that is expected to be accrued but unpaid as of the Closing Date. Except as set forth on Schedule 3.13(b)(iii), each such Company Employee is retained at-will and none of such Company Employees is a party to an employment agreement or contract with any Acquired Company.

(c)Each Company Employee has entered into the applicable Acquired Company’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been made available to the Purchaser. All agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. To the Acquired Companies’ knowledge, no current key Company Employee or group of Company Employees has any plans to terminate employment with the Acquired Companies.

(d)Since January 1, 2015, no Acquired Company has breached or violated in any material respect any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, unlawful harassment, retaliation, whistleblowing, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical and other leave requirements, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment or other individual service provider agreement. No claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Acquired Companies’ knowledge, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Authorities. The Acquired Companies do not engage, and have not since January 1, 2015 engaged, any leased employees, temporary employees, contract labor employees, or other service providers through any staffing, leasing, contract labor supplier or professional employer organization.

(e)Schedule 3.13(e)(i) contains a list of all consultants and independent contractors currently engaged by the Acquired Companies, along with the position, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 3.13(e)(ii), each such consultant or independent contractor is a party to a written agreement or contract with the applicable Acquired Company. Except as set forth on Schedule 3.13(e)(iii), each such consultant and independent contractor has entered into the Acquired Company’s standard form of confidentiality, non-competition and assignment of inventions agreement with the Acquired Company, a copy of which has previously been made available to the Purchaser. Except as set forth on Schedule 3.13(e)(iv), no independent contractor has provided services to the Acquired Companies for a period of six (6) consecutive months or longer. Except as set forth on Schedule 3.13(e)(v), no Acquired Company has engaged, since January 1, 2015, any temporary or leased employees. No Acquired Company has incurred, and no circumstances exist under which any Acquired Company could incur, any liability arising from the misclassification of employees as consultants, independent contractors, or temporary employees.

(f)The Acquired Companies have made available to the Purchaser a true, correct and complete list of all current Company Employees working in the United States who are not citizens or permanent residents of the United States, which list indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire. All other current Company Employees employed in the United States are citizens or permanent residents. Schedule 3.13(f) sets forth a true, correct and complete list and description of all expatriate contracts that any Acquired Company has in effect with any current Company Employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals. Each current Company Employee working in a country other than one of which such Company Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be employed lawfully by the applicable Acquired Company.

(g)The Acquired Companies have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from Company Employees and are not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(h)Except as set forth on Schedule 3.13(h), no charges or complaints are open and pending (or since January 1, 2015 have been settled or otherwise closed) against the Company or any Subsidiary with the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or any other Governmental Authority regulating the employment or compensation of individuals (or, with respect to discrimination, retaliation, sexual harassment, or similar wrongdoing, pursuant to internal complaint procedures), and, no current or former employee of any Acquired Company has made, during the last 12 months (and to an Acquired Company’s knowledge), an oral or, during the last three (3) years, a written complaint of discrimination, retaliation, sexual harassment or other similar wrongdoing. True, correct and complete information regarding any closed charges or complaints filed since January 1, 2015 with any Governmental Authority for reasons set forth in the preceding sentence (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to the Purchaser.

(i)Except as set forth on Schedule 3.13(i), no Acquired Company has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), affecting any site of employment or one or more operating units within any site of employment of the Acquired Company or (ii) a mass layoff as defined in the WARN Act, nor has any Acquired Company been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No Company Employee in the United States has suffered an employment loss, as defined in the WARN Act, within the 90 day period ending on the Closing Date.

(j)There is no term of employment for any employee of the Acquired Companies working outside the United States that provides that the transactions contemplated by this Agreement shall entitle such individual to treat such transactions as a breach of any agreement or as good reason under any such agreement for such individual to end the employment relationship. Since January 1, 2015, no Acquired Company has breached or violated any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute that would reasonably be expected to result in any material liability.

3.14    Insurance. Schedule 3.14 lists each material insurance policy maintained by any Acquired Company and the claims history of the Acquired Companies since January 1, 2015. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Acquired Companies. Each such insurance policy is in full force and effect, all premiums due thereon have been paid, and no Acquired Company (a) is in material breach or default with respect to its obligations under any such insurance policy or (b) has received notice of such a breach or default under, or threatened termination of or premium increase under, any such insurance policy. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. Except as set forth on Schedule 3.14, no Acquired Company maintains any self‑insurance or co‑insurance programs.

3.15    Compliance with Laws. Except as set forth on Schedule 3.15, each Acquired Company is and, since January 1, 2015, has been, in compliance in all material respects with all applicable Laws. Since January 1, 2015, no Acquired Company has received any notice or other communication from any Governmental Authority or other Person alleging any such noncompliance with any applicable Law. No Acquired Company has any liability for failure to comply with any Law and, to the Acquired Companies’ knowledge, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. No Acquired Company has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or employee or concerning any actual or alleged fraud.

3.16    Permits. Schedule 3.16 sets forth a list of all material Permits issued to or held by any Acquired Company. Such listed Permits are the only Permits that are required for the Acquired Companies to conduct their businesses in all material respects as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; the applicable Acquired Company is in compliance in all material respects with the terms of each such Permit; and, to the Acquired Companies’ knowledge, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

3.17    Unlawful Payments. Each of the Acquired Companies are and have been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which any Acquired Company has conducted its business (collectively, “Anti-Bribery Laws”). None of the Acquired Companies has received since January 1, 2015 any written communication from any Governmental Authority that alleges that any Acquired Company, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of any Acquired Company. None of the Acquired Companies has made or anticipates making any disclosures to any Governmental Authority for potential violations of Anti-Bribery Laws. None of the Acquired Companies’ current or, to the Acquired Companies’ knowledge, former Representatives is currently an officer, agent or employee of a Governmental Authority. None of the Acquired Companies, and none of their respective current or former Representatives, have directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment), any facilitating or expediting payment, or any commission payment that is payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer (whether or not owned by a Governmental Authority), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office.

3.18    Export Control and Sanctions.

(a)Each of the Acquired Companies is and has been in compliance with all applicable Export Control Rules, including all applicable regulations pertaining to the disclosure of technical information to foreign Persons wherever located and/or the provision of access to such technical information by such foreign Persons, and has maintained a written internal program to facilitate such compliance, including training, technology assessment and classification, transaction screening, license compliance tracking, export clearance and recordkeeping measures. None of the Acquired Companies has received, since January 1, 2015, any notice alleging that any Acquired Company is not in compliance with, or has liability under, such Export Control Rules, or has engaged in any brokering activity as defined in 22 C.F.R. 129.2(b). Each of the Acquired Companies has obtained and complied with all licenses, agreements, authorizations and license exceptions or exemptions required for such Acquired Company’s exports of articles or technology or provision of services.

(b)Schedule 3.18(b) sets forth a true, correct and complete list of all licenses, agreements and other authorizations maintained or relied upon by each of the Acquired Companies under the Export Control Rules.

(c)None of the Acquired Companies has conducted or initiated any internal investigation, made any mandatory or voluntary disclosure or declined to make a voluntary disclosure with respect to any known violation of Export Control Rules, or failed to make any mandatory report or disclosure to any Governmental Authority pursuant to Export Control Rules.

(d)None of the Acquired Companies and no current or former Representative or Affiliate thereof are, or have been, controlled by, acting on behalf of, or majority owned individually or by aggregating ownership interests of (i) a national of, Governmental Authority of, or entity operating in or organized under the Laws of Cuba, Iran, North Korea, Russia, Syria, Sudan, or the Crimea region of Ukraine; (ii) a Specially Designated National or Blocked Person, or other Person designated on the Consolidated Sanctions List maintained by the U.S. Department of the Treasury Office of Foreign Assets Control; (iii) a Person designated on the Denied Persons List, Entity List, or Unverified List maintained by the U.S. Department of Commerce Bureau of Industry and Security; (iv) a Person designated on the Debarred List maintained by the U.S. Department of State Directorate of Defense Trade Controls; (v) a Person designated by the U.S. Department of the Treasury as a financial institution of primary money laundering concern, or (vi) a Person otherwise prohibited from engaging in financial transactions with U.S. Persons (collectively, “Restricted Persons”).

(e)Without limiting the foregoing, none of the Acquired Companies has conducted any transaction directly or indirectly with, or exported, re-exported, or transferred any commodity, material, equipment, software, technology or service to, any Restricted Person, except in accordance with a license or other authorization issued pursuant to applicable Export Control Rules.

3.19    Environmental Matters. Except as set forth on Schedule 3.19:

(a)Each Acquired Company is and has been in compliance in all material respects with all applicable Environmental Requirements.

(b)No Acquired Company has, since January 1, 2015, received any written notice of any material violation of or material liability arising under Environmental Requirements, including with respect to any investigatory, remedial or corrective obligation, relating to any Acquired Company or its facilities.

(c)There is no Legal Proceeding pending or, to the Acquired Companies’ knowledge, threatened against any Acquired Company, pursuant to Environmental Requirements.

(d)No Acquired Company is subject (i) to any judgment, order or decree of any court or other Governmental Authority that is outstanding and was issued pursuant to Environmental Requirements or (ii) any agreement between any Acquired Company and any entity, including any Governmental Authority, entered into in connection with any legal obligation or liability arising under any Environmental Requirements.

(e)No Acquired Company has any material liabilities or material obligations arising from or related to the release or threatened release of any Materials of Environmental Concern into the environment, the workplace or other areas.

(f)Set forth on Schedule 3.19(f) is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations or audits relating to premises currently or previously owned, leased, or operated by any Acquired Company (whether conducted by or on behalf of any Acquired Company or a third party, and whether done at the initiative of any Acquired Company or directed by a Governmental Authority or other third party) which any Acquired Company has possession of, control of or access to. A complete and accurate copy of each such document which any Acquired Company has possession of, control of or access to has been made available to the Purchaser.

(g)No underground storage tank and no amount of any Materials of Environmental Concern are present in, on or under any real property, including the land and the improvements, ground water and surface water thereon, that any Acquired Company has at any time owned, operated, occupied or leased.

(h)Schedule 3.19(h)(i) sets forth a true, correct and complete description of any asbestos contained in or forming part of any building, structure or asset currently or previously owned, occupied, operated or leased by any Acquired Company or any of their respective predecessors (or by any Person whose liability any Acquired Company or any of their respective predecessors has retained or assumed, whether by contract, operation of Law or otherwise). Schedule 3.19(h)(ii) sets forth a true, correct and complete description of any asbestos now or ever contained in or forming part of any products currently or previously manufactured, distributed or sold by any Acquired Company or any of their respective predecessors (or by any Person whose liability any Acquired Company or any of their respective predecessors has retained or assumed, whether by contract, operation of Law or otherwise). Schedule 3.19(h)(iii) sets forth a true, correct and complete list of all Legal Proceedings pending or brought since January 1, 2015, or to the Acquired Companies’ knowledge threatened, with respect to, against or affecting the Company or any Subsidiary and relating to the actual or alleged exposure of any Person to asbestos.

3.20    Affiliated Transactions. Except for agreements expressly contemplated by this Agreement or except as set forth on Schedule 3.20 and except for employment arrangements entered into in the ordinary course of business or employment compensation and benefits payable in the ordinary course, no Seller or officer, director or Affiliate of any Acquired Company or, to the Acquired Companies’ knowledge, any individual in such Seller’s, officer’s, director’s or Affiliate’s immediate family (a) is a party to any agreement, contract, commitment or transaction with any Acquired Company, (b) has any interest in any property or right, tangible or intangible, used in the business of any Acquired Company, (c) has any claim or cause of action against any Acquired Company or (d) owes any money to, or is owed any money by, any Acquired Company. Schedule 3.20 describes any transactions or relationships between the Sellers or any Affiliate of the Sellers (other than an Acquired Company), on the one hand, and any Acquired Company, on the other hand, that occurred or have existed since the beginning of the time period covered by the Financial Statements.

3.21    Brokerage. Except as set forth on Schedule 3.21, no Acquired Company has any liability for or obligation to pay any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement.

3.22    Inventory. All inventory of the Acquired Companies, whether or not reflected on the Latest Balance Sheet, (a) consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value on the Latest Balance Sheet or for which adequate reserves have been established on the Latest Balance Sheet, and (b) conforms to the specifications established therefor, and has been manufactured in accordance with all applicable Laws. All such inventory is owned by the applicable Acquired Company free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis.

3.23    Accounts Receivable. The accounts receivable reflected on the Latest Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Acquired Companies involving the sale of goods or the rendering of services in the ordinary course of business; (b) constitute valid claims of the Acquired Companies not subject to claims of set-off or other defenses or counterclaims, other than security deposits or prepayment amounts as set forth on the Latest Balance Sheet; and (c) are collectible (within twelve (12) months after the date on which they first became due and payable), net of a reserve for bad debts related to such accounts receivable shown on the Latest Balance Sheet or, in the case of accounts receivable arising after the date of the Latest Balance Sheet, in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Latest Balance Sheet, showing the aging thereof, is included in Schedule 3.23.

3.24    Customers and Suppliers. Schedule 3.24 sets forth (a) a list of the Acquired Companies’ top twenty (20) customers by volume of sales to such customers, and (b) a list of the Acquired Companies’ top twenty (20) suppliers by volume of purchases from such suppliers or that is the sole supplier of any significant product or service to any Acquired Company, in each case for the fiscal year ended December 31, 2017 and the nine (9)‑month period ended September 30, 2018. Except for ordinary course fluctuations in customer purchasing frequency based on the project nature of customer purchases, no such customer or supplier of the Acquired Companies has indicated within the past year that it will stop, or decrease the rate of, buying materials, products or services or supplying materials, products or services, as applicable.

3.25    Warranties; Products.

(a)No service or product provided, manufactured, sold, leased, licensed or delivered by any Acquired Company since January 1, 2015 is subject to any guaranty, warranty, right of return, right of credit, service level agreement obligation or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Acquired Companies, which are set forth on Schedule 3.25(a), and (ii) manufacturers’ warranties for which none of the Acquired Companies has any liability. Schedule 3.25(a) sets forth the aggregate expenses incurred by the Acquired Companies in fulfilling their obligations under their guaranty, warranty, right of return, service level agreement credit and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements; and to the Acquired Companies’ knowledge, there is no reason why such expenses should significantly increase as a percentage of sales in the future.

(b)The reserve for warranty claims set forth on the Latest Balance Sheet and any reserves for warranty claims created by the Acquired Companies in the ordinary course of business subsequent to the date of the Latest Balance Sheet are adequate and were calculated in accordance with GAAP applied on a basis consistent with the application thereof to the most recent audited financial statements included in the Financial Statements (to the extent consistent with GAAP).

(c)None of the Acquired Companies has any liability to any customer in connection with any service provided or product manufactured, sold, leased or delivered by any Acquired Company to provide the customer with any other services or products of the Acquired Companies on pre-negotiated terms, including for upgrades to other services or products at prices below the Acquired Companies’ published price for such services or products. None of the Acquired Companies has any liability to any customer in connection with any service provided or product manufactured, sold, leased or delivered by any Acquired Company other than those arising in the ordinary course of business.

(d)No product liability claims are pending or have been received since January 1, 2015 by any Acquired Company and, to the Acquired Companies’ knowledge, no such claims have been made against any other Person with respect to any Customer Offering or threatened against any Acquired Company relating to any Customer Offering. There is no judgment, order or decree outstanding against any Acquired Company relating to product liability claims.

(e)Each Customer Offering meets, and at all times since January 1, 2015 has met, in all material respects, all standards for quality and workmanship prescribed by Law, industry standards (including UL, CE, RoHS or comparable standards), contractual agreements and the product literature provided by any of the Acquired Companies.

3.26    Powers of Attorney. Except as set forth on Schedule 3.26, there are no outstanding powers of attorney executed on behalf of any Acquired Company.

3.27    Government Contracts.

(a)None of the Acquired Companies has been suspended or debarred from bidding on any Government Contracts, and no such suspension or debarment has been initiated or, to the Acquired Companies’ knowledge, threatened. The consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of the any Acquired Company or the Purchaser (assuming that no such suspension or debarment will result solely from the identity of the Purchaser).

(b)None of the Acquired Companies has been since January 1, 2015 or is now being audited or investigated by the United States Government Accounting Office, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function of any Governmental Authority with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Authority, or any prime contractor with a Governmental Authority; nor, to the Acquired Companies’ knowledge, has any such audit or investigation been threatened.

(c)To the Acquired Companies’ knowledge, there is no valid basis for (i) the suspension or debarment of any Acquired Company from bidding on any Government Contracts or (ii) any claim (including any claim for return of funds to a Governmental Authority) pursuant to an audit or investigation by any of the entities named in the foregoing sentence. None of the Acquired Companies has any agreements, contracts or commitments which require it to obtain or maintain a security clearance with any Governmental Authority.

(d)To Acquired Companies’ knowledge, no basis exists for any of the following with respect to any of its Government Contracts: (i) a Termination for Default (as provided in 48 C.F.R. Ch.1 §52.249-8, 52.249-9 or similar sections), (ii) a Termination for Convenience (as provided in 48 C.F.R. Ch.1 §52.241-1, 52.249-2 or similar sections), or (iii) a Stop Work Order (as provided in 48 C.F.R. Ch.1 §52.212-13 or similar sections); and the Acquired Companies have no reason to believe that funding may not be provided under any Government Contract in the upcoming federal fiscal year.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers, Holdco and Syntron Corp that the statements in this Article 4 are correct and complete as of the date of this Agreement and as of the Closing:
4.01    Organization and Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

4.02    Authorization; No Breach; Valid and Binding Agreement.

(a)The execution, delivery and performance of this Agreement the Related Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery or performance of this Agreement or any Related Document.

(b)The execution, delivery and performance of this Agreement and the Related Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby do not conflict with, constitute a default under, result in a breach or violation of, result in the creation of any Lien (other than Permitted Liens) upon any assets of the Purchaser under (i) the provisions of the Purchaser’s Organizational Documents, (ii) subject to expiration or termination of the applicable waiting periods, if any, under the HSR Act and any other applicable antitrust Laws, any applicable Law, judgment, decree or order, or (iii) any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement, mortgage, instrument of Indebtedness or other arrangement to which the Purchaser is party, except as would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03    Governmental Consents. Except for the applicable requirements of the HSR Act and any other applicable antitrust Laws, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement or any Related Document by the Purchaser or the consummation of the transactions contemplated hereby or thereby.

4.04    Litigation. There is no Legal Proceeding pending or, to the Purchaser’s knowledge, threatened against the Purchaser, which would materially and adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby. The Purchaser is not subject to any outstanding judgment, order or decree of any court or other Governmental Authority, except as would not materially and adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.05    Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

4.06     Solvency. Assuming the representations and warranties set forth in Article 3 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, each Acquired Company shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the representations and warranties set forth in Article 3 are true and correct, immediately after giving effect to the transactions contemplated by this Agreement, the Acquired Companies, taken as a whole, shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Acquired Company.

4.07    Acknowledgment of the Purchaser. The Purchaser acknowledges that the representations and warranties of Holdco, Syntron Corp and the Sellers set forth in this Agreement and any other instrument or agreement expressly contemplated hereby constitute the sole and exclusive representations and warranties of or regarding the Acquired Companies to the Purchaser in connection with the transactions contemplated hereby, and the Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed by the Sellers, Holdco and Syntron Corp. None of the Sellers, Holdco, Syntron Corp or any other member of the Seller Group makes or provides, and the Purchaser hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, as for a particular purpose, or condition of any Acquired Company’s assets or any part thereto, except as expressly set forth in this Agreement. In connection with the Purchaser’s investigation of the Acquired Companies, the Purchaser has received certain projections, including projected statements of operating revenues and income from operations of the Acquired Companies and certain business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Purchaser hereby acknowledges that none of the Sellers (or any of their members), Holdco, Syntron Corp or any of their respective direct or indirect Affiliates or representatives (or any of their directors, managers, officers, employees, members, shareholders, managers, partners or agents) (collectively, the “Seller Group”) is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts. The Purchaser further agrees that, except as expressly set forth in this Agreement, no member of the Seller Group will have or be subject to any liability to the Purchaser or any other Person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such information, or any information, document or material made available to the Purchaser or its Affiliates or their respective, counsel, accountants, consultants, advisors, agents or other representatives in any management presentation used in connection with meetings between the Purchaser and any Acquired Company, in the Confidential Information Presentation dated July 2018, in certain “data rooms” and online “data sites,” in management interviews, or in any other form in expectation or anticipation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.07 or elsewhere in this Agreement shall, or shall be deemed or construed to, preclude or impair any claim in respect of, relieve any Person of any liability or obligation for, or limit any recourse available in respect of, Actual Fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller represents and warrants to the Purchaser solely with respect to itself that the statements in this Article 5 are correct and complete as of the date of this Agreement and as of the Closing:
5.01    Organization.

(a)    If such Seller is an entity, such Seller is duly formed, validly existing and in good standing under the Laws of its state of formation or incorporation, with full power and authority to enter into this Agreement and perform its obligations hereunder. Such Seller has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted.

(b)    Such Seller is qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified, individually or in the aggregate, has not adversely affected and would not reasonably be expected to adversely affect the ability of the Seller to consummate the transactions contemplated by this Agreement or timely perform its obligations hereunder.

5.02    Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and the Related Documents by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate, limited liability company, limited partnership or similar action, and no other proceedings on the part of such Seller are necessary to authorize the execution, delivery or performance of this Agreement or any Related Document by such Seller. Such Seller has the legal capacity to execute, deliver and perform its obligations under this Agreement and the Related Documents.

(b)The execution, delivery and performance of this Agreement and the Related Documents by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby do not conflict with, constitute a default under, result in a breach or violation of, result in the creation of any Lien (other than Permitted Liens) upon any assets of such Seller under (i) the provisions of such Seller’s Organizational Documents, (ii) subject to expiration or termination of the applicable waiting periods, if any, under the HSR Act, any applicable Law, judgment, decree or order or (iii) any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement, mortgage, instrument of Indebtedness or other arrangement to which such Seller is party, except as would not have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby.

(c)This Agreement has been duly executed and delivered by such Seller and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of such Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d)The Restructuring Transactions shall be effected in accordance with the Restructuring Step Chart attached as Exhibit B hereto, which Restructuring Transactions shall be consummated not less than one (1) calendar day prior to the Closing, but not prior to January 1, 2019. The Distribution shall be consummated prior to the Restructuring Transactions. The Restructuring Transactions, the Distribution and each component thereof (i) have been duly authorized by all required action on the part of each Person involved in the Restructuring Transactions or the Distribution, as applicable, and (ii) will have been consummated in accordance with, and do not and will not conflict with, the organizational documents of the Sellers, Syntron Corp, Holdco or any other Person involved in the Restructuring Transactions or the Distribution, as applicable. Any and all consents, approvals or authorizations required to be obtained from any Person in connection with the Restructuring Transactions or the Distribution, as applicable, will have been obtained prior to the consummation of the Restructuring Transactions or the Distribution, as applicable.

5.03    Ownership of Purchased Interests.As of immediately prior to the Closing and following the consummation of the Restructuring Transactions, such Seller will own the Purchased Interests set forth opposite its name on Schedule 5.03. On the Closing Date, such Seller shall transfer to the Purchaser good and marketable title to the Purchased Interests set forth opposite its name on Schedule 5.03 free and clear of all Liens and restrictions on transfer (other than any restrictions on transfer under the Securities Act and any applicable state securities Laws). Notwithstanding anything to the contrary set forth in this

Agreement, this Section 5.03 shall not be modified or deemed modified by the Disclosure Schedules (other than the information in Schedule 5.03 expressly required by this Section 5.03).

5.04    Brokerage. Except as set forth on Schedule 3.21, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of such Seller.

5.05    Litigation. There are no Legal Proceedings pending or, to such Seller’s knowledge, threatened against such Seller, which would materially adversely affect such Seller’s performance under this Agreement.

ARTICLE 6

CERTAIN PRE-CLOSING COVENANTS

6.01    Conduct of the Business.

(a)During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except for the consummation of the Restructuring Transactions and the Distribution, Holdco shall cause each Acquired Company to conduct its business in the ordinary course of business in all material respects and use its commercially reasonable efforts to (i) preserve intact such Acquired Company’s respective business organization, (ii) keep its physical assets in good working condition, (iii) keep available the services of its executive officers and other material employees, and (iv) maintain in all material respects satisfactory relationships with its suppliers, customers and others having material business relationships with it.

(b)During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except for (i) the consummation of the Restructuring Transactions and the Distribution, (ii) the actions set forth on Schedule 6.01(b) and/or (iii) actions consented to in writing by the Purchaser (which consent, in the case of clause (xvi) or clause (xix) of Section 3.05(b) (or clause (xx) of Section 3.05(b) as it pertains to clause (xvi) or clause (xix)), will not be unreasonably withheld or delayed), Holdco shall not permit any of the Acquired Companies to take any action which, if such action had been taken during the time period covered by Section 3.05, would require disclosure pursuant to Section 3.05.

6.02    Access to Books and Records. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Holdco shall cause each Acquired Company to provide the Purchaser and its authorized representatives with access during normal business hours and upon reasonable notice to the properties, officers, employees, Representatives, books and records of the Acquired Companies as may be reasonably requested by the Purchaser to familiarize itself with the business, properties, personnel and affairs of the Acquired Companies and to perform its obligations and exercise its rights under this Agreement; provided that (a) such access does not unreasonably interfere with the normal operations of any Acquired Company, (b) all requests for such access shall be directed to the chief executive officer or chief financial officer of Syntron Material Handling, LLC or such other Person(s) as the chief executive officer or chief financial officer may designate in writing from time to time (collectively, the “Designated Contacts”), and (c) nothing herein shall require any Acquired Company to provide access to, or to disclose any information to, the Purchaser or any of its representatives if such access or disclosure would (i) waive any legal privilege or (ii) be in violation of applicable Laws or regulations of any Governmental Authority (including the HSR Act and all other applicable antitrust Laws) or the provisions of any agreement to which any Acquired Company is a party; provided, further, that the Acquired Companies shall use commercially reasonable efforts to provide such information in a manner that does not forfeit such privilege or violate any such Law or term. Other than the Designated Contacts or as expressly provided in the preceding sentence, the Purchaser is not authorized to and shall not (and shall cause its employees, agents, advisors, counsel, representatives and Affiliates not to) contact any non-executive employee, customer, supplier, distributor, lessee, lessor, lender or other material business relation of any Acquired Company prior to the Closing regarding this Agreement or the transactions contemplated hereby without the prior written consent of the Acquired Companies (which shall not be unreasonably withheld, delayed or conditioned).

6.03    Regulatory Filings.

(a)Each party shall use its reasonable best efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Authorities, and to effect all registrations, filings and notices with or to Governmental Authorities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b)Holdco shall cause each Acquired Company to, and each of the Sellers and the Purchaser shall, (i) within five (5) Business Days after the date hereof, make or cause to be made all filings and submissions required under the HSR Act (the filing fees to be paid by the Purchaser) and seek “early termination” of the waiting period under the HSR Act, and (ii) make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided, however, that notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be obligated (A) to commence or defend any Legal Proceeding required to obtain any such waiver, permit, consent, approval or other authorization, or (B) to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses. The Seller Representative shall coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing.

(c)In furtherance of Section 6.03(b), Holdco shall cause each Acquired Company to, and each of the Sellers and the Purchaser shall, (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) use reasonable best efforts to cause the waiting periods or other requirements under the HSR Act and all other applicable antitrust and competition Laws to terminate or expire at the earliest possible date (including, with respect to filings under the HSR Act, seeking “early termination” of the waiting period under the HSR Act). Holdco shall cause each Acquired Company to, and each of the Sellers and the Purchaser shall, (A) promptly notify each other of any written communication from any Governmental Authority and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of the other party in connection therewith); (B) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement unless such party consults with the other party in advance and, to the extent permitted by such Governmental Authority, give the other party the opportunity to attend and participate thereat; and (C) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between the such party and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement. Holdco shall cause each Acquired Company to, and each of the Sellers and the Purchaser shall, fully coordinate their efforts and cooperate with regard to any inquiries, requests, suits or actions by a Governmental Authority;

provided that if there is a difference of opinion with respect to such matters, the Purchaser shall make the final decision.

6.04    Notification. During the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Holdco and Syntron Corp shall disclose to the Purchaser in writing promptly upon discovery thereof any breaches of or inaccuracies in the representations and warranties set forth in Article 3 and Article 5, and any fact or event that constitutes a breach of the covenants in this Agreement made by the Sellers, Holdco or Syntron Corp, as applicable, in each case that could give rise to a failure of any condition set forth in Article 2. Such disclosures shall not be deemed to avoid or cure any misrepresentation or breach of warranty or covenant or constitute an amendment of any representation, warranty, covenant or condition in this Agreement or the Disclosure Schedules. Notwithstanding the foregoing, if (a) any breach of or inaccuracy in the representations and warranties set forth in Section 3.02 as of the date of this Agreement that could give rise to a failure of the condition set forth in Section 2.01(a) is disclosed to the Purchaser pursuant to this Section 6.04, and (b) such breach or inaccuracy is cured in all respects prior to the Closing without any liability or obligation to the Purchaser or any of the Acquired Companies, then such disclosure shall be deemed to cure such breach or inaccuracy as of the date of this Agreement for purposes of Section 2.01(a) only.

6.05    Foreign Ownership.

(a)Prior to the Closing, either (i) Syntron Corp shall deliver to the Purchaser an affidavit dated as of the Closing Date, duly executed under penalties of perjury and otherwise in form and substance as required under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c), certifying that the Syntron Corp Interests are not United States real property interests, together with a notice to the Internal Revenue Service, or (ii) each Corp Seller shall deliver to the Purchaser a non-foreign affidavit dated as of the Closing Date in form and substance as required by the Treasury Regulations issued pursuant to Code Section 1445 stating that such Corp Seller is not a “foreign person” as defined in Code Section 1445.

(b)Prior to the Closing, the Holdco Seller shall deliver to the Purchaser a non-foreign affidavit of the Holdco Seller dated as of the Closing Date in form and substance as required by the Treasury Regulations issued pursuant to Code Section 1445 and by Code Section 1446(f) stating that the Holdco Seller is not a “foreign person” as defined in Code Section 1445.

(c)The Purchaser’s only remedy for the failure to provide any certificate or affidavit specified in Section 6.05(a) or Section 6.05(b) will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 or Section 1446 of the Code, and the failure to provide such certificate or affidavit shall not be deemed to be a failure of the condition set forth in Section 2.01(b) to have been met.

6.06    Termination of 401(k) Plan. Holdco shall cause the applicable Acquired Company to terminate, prospectively effective no later than the day immediately preceding the Closing Date, each Company Plan intended to comply with Section 401(k) of the Code (a “401(k) Plan”), unless the Purchaser, in its sole and absolute discretion, agrees to maintain any such 401(k) Plan by providing Holdco and Syntron Corp with written notice of such election (an “Election Notice”) at least five (5) Business Days prior to the Closing Date. Holdco shall cause the applicable Acquired Company to deliver to the Purchaser, prior to the Closing Date, evidence that the applicable entity’s board of directors has validly adopted resolutions to terminate each 401(k) Plan, unless the Purchaser provides an Election Notice to the Acquired Companies (the form and substance of which resolutions shall be subject to prior review and approval of the Purchaser at least three (3) Business Days before action is taken), effective no later than the date immediately preceding the Closing Date.

6.07    Resignations; Acquired Company Financials. From and after the date of this Agreement through the Closing Date, the Acquired Companies shall (a) deliver copies of resignations, effective as of the Closing and in form and substance reasonably satisfactory to the Purchaser, of each director, officer and manager of each Acquired Company (other than any such resignations which the Purchaser designates, by written notice to the Seller Representative, as unnecessary), and (b) use commercially reasonable efforts to assist and to cause the Representatives of the Acquired Companies to assist the Purchaser and its Representatives in the preparation of the Acquired Company Financials, including by engaging Grant Thornton LLP (at the Purchaser’s sole cost and expense) to provide any services necessary or desirable for the preparation of the Acquired Company Financials.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01    Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Acquired Companies to, provide the Seller Representative and its representatives with reasonable access, during normal business hours, to the books and records of the Acquired Companies with respect to periods or occurrences prior to or on the Closing Date to the extent reasonably required in connection with any Tax or financial reporting matter relating to or arising out of this Agreement or the transactions contemplated hereby (other than in any matter relating to a potential or actual dispute arising out of this Agreement); provided that (a) such access does not unreasonably interfere with the normal operations of the Purchaser or any Acquired Company and (b) nothing herein shall require the Purchaser or any Acquired Company to provide access to, or to disclose any information to, the Seller Representative or any of its representatives if such access or disclosure would (i) waive any legal privilege or (ii) be in violation of applicable Laws or the provisions of any agreement to which the Purchaser or any Acquired Company is a party; provided, further, that the Purchaser shall use commercially reasonable efforts to provide such information in a manner that does not forfeit such privilege or violate any such Law or term. Unless otherwise consented to in writing by the Seller Representative, until the seventh (7th) anniversary of the Closing Date, the Purchaser shall not, and shall not permit any Acquired Company to, destroy, alter or otherwise dispose of any of the books and records of any Acquired Company for any period prior to the Closing Date without first giving reasonable prior notice to the Seller Representative and offering to surrender to the Seller Representative such books and records or any portion thereof which the Purchaser or any Acquired Company may intend to destroy, alter or dispose of; provided that the foregoing requirement shall cease to apply to the Purchaser in the event of a sale or disposition of the Acquired Companies by the Purchaser.

7.02    Director and Officer Liability and Indemnification.

(a)For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit any Acquired Company to, amend, repeal or otherwise modify any provision in any Acquired Company’s certificate or articles of incorporation, by-laws, certificate of formation or limited liability company agreement (or equivalent governing document) relating to the exculpation or indemnification of any current or former managers, directors and/or officers of each Acquired Company at or prior to the Closing (each such individual, a “D&O Indemnitee”) from the form of such provisions as of immediately prior to the Closing (unless required by Law), it being the intent of the parties that the D&O Indemnitees shall continue to be entitled to such exculpation and indemnification from the Acquired Companies to the fullest extent permitted by Law.

(b)At or prior to the Closing, the Acquired Companies shall obtain, maintain and fully pay for irrevocable “tail” insurance policies (for the avoidance of doubt, the cost of which shall be borne by the Sellers) naming the D&O Indemnitees as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Acquired Companies’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Acquired Companies’ existing policies with respect to matters existing or occurring at or prior to the Closing. The Purchaser shall not, and shall cause the Acquired Companies not to, cancel or change such insurance policies in any respect.

(c)In the event that the Purchaser, any Acquired Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then in either such case proper provision shall be made so that the successors and assigns of the Purchaser or such entity, as the case may be, shall assume the obligations set forth in this Section 7.02.

(d)The Purchaser hereby acknowledges (on behalf of itself and its Subsidiaries) that the D&O Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance provided by current shareholders, members, or other Affiliates of the Seller Group (“Indemnitee Affiliates”) separate from the indemnification obligations of the Acquired Companies hereunder. The parties hereto hereby agree (i) that the Acquired Companies are the indemnitor of first resort (i.e., their obligations to the D&O Indemnitees are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the D&O Indemnitees are secondary), (ii) that the Acquired Companies shall be required to advance expenses incurred by the D&O Indemnitees and shall be liable for expenses, judgments, penalties, fines and amounts paid in settlement, in each case to the extent required by their certificate or articles of incorporation, by-laws, certificate of formation or limited liability company agreement and, in each case, to the extent legally permitted, without regard to any rights the D&O Indemnitees may have against any Indemnitee Affiliate, and (iii) that the parties hereto (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof. The indemnification obligations provided under this Section 7.02 are primary and the D&O Indemnitees shall not be obligated to pursue claims that exist under any other agreement or document which may provide such Person with any rights of indemnification or exculpation.

(e)Notwithstanding anything to the contrary in this Section 7.02, the Organizational Documents of any Acquired Company or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (i) no exculpation or other provision in the Organizational Documents of any Acquired Company or any such agreement shall be deemed to exculpate any D&O Indemnitees from such Person’s obligations under this Agreement, and (ii) no Person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the Organizational Documents of any Acquired Company or any such agreement for any matter for which any Purchaser Indemnified Party is entitled to indemnification pursuant to this Agreement.

(f)The D&O Indemnitees are express and intended third-party beneficiaries of the provisions of this Section 7.02 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement.

7.03    Employee Matters. The Purchaser shall indemnify the members of the Seller Group from and against any loss, liability, damage or expense that may be incurred by them with respect to any obligation to provide notice, payment or any other benefit as a result of or arising out of any termination of employment of any employee of any Acquired Company following the Closing, including but not limited to any loss, liability, damage or expense under the WARN Act or under any state, local or foreign Law with respect to any plant or office closing, layoff or relocation occurring after the Closing as a result of any action taken by the Purchaser or any Acquired Company following the Closing, but excluding any costs or expenses to be borne by the Seller Group under this Agreement.

7.04    R&W Insurance Policy. Concurrently with the execution and delivery of this Agreement, the Purchaser entered into a binder agreement with respect to the R&W Policy and has delivered a true and complete copy of the R&W Policy binder agreement to the Seller Representative. The R&W Policy shall include (and retain throughout the policy’s duration) a waiver of any subrogation with respect to the Sellers in connection with any claims thereunder, other than in connection with Actual Fraud. The cost of the premiums, together with all Taxes and application, underwriting or similar fees and expenses due in connection with the R&W Policy (including those to bind the R&W Policy), shall be paid by the Purchaser to the applicable insurer. The Purchaser shall take commercially reasonable actions within its control to maintain the R&W Policy through its original term and shall not modify the policy exclusions, coverage (including coverage limits and scope) or any provisions affecting the collectability of insurance in a manner that would be materially adverse to the Sellers.

ARTICLE 8

TERMINATION

8.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by the mutual written consent of the Purchaser and the Seller Representative;

(b)by the Purchaser, if there has been a material violation or breach by a Seller, Holdco or Syntron Corp of any covenant, representation or warranty contained in this Agreement that would render a condition precedent to the Purchaser’s obligation to close under Section 2.01 hereof unsatisfied and such violation or breach has not been waived in writing by the Purchaser and either (i) is unable to be cured by the End Date or (ii) if capable of being cured, shall not have been cured by the applicable Seller, Holdco or Syntron Corp, as applicable, prior to the earlier of (A) ten (10) Business Days after receipt by the Seller Representative of written notice thereof from the Purchaser and (B) the End Date; provided that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to the Purchaser at any time that the Purchaser has materially violated, or is in material breach of, any covenant, representation or warranty hereunder;

(c)by the Seller Representative, if there has been a material violation or breach by the Purchaser of any covenant, representation or warranty contained in this Agreement that would render a condition precedent to the Sellers’ obligation to close under Section 2.02 hereof unsatisfied and such violation or breach has not been waived in writing by the Seller Representative and either (i) is unable to be cured by the End Date or (ii) if capable of being cured, shall not have been cured by the Purchaser prior to the earlier of (A) ten (10) Business Days after receipt by the Purchaser of written notice thereof from the Seller Representative and (B) the End Date (provided that the failure to deliver the payments required under Section 1.04 at the Closing as required hereunder shall be deemed capable of being cured hereunder); provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to the Seller Representative at any time that any Seller, Holdco or Syntron Corp has materially violated, or is in material breach of, any covenant, representation or warranty hereunder;

(d)by the Purchaser, if the transactions contemplated by this Agreement have not been consummated on or before February 26, 2019 (the “End Date”); provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 8.01(d) during any period in which the Purchaser’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby;

(e)by the Seller Representative, if the transactions contemplated by this Agreement have not been consummated on or before the End Date; provided that the Seller Representative shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) during any period in which a Seller’s, Holdco’s or Syntron Corp’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby; or

(f)by the Purchaser or the Seller Representative if any Law, judgment, decree or order having the effects set forth in Section 2.01(e) or Section 2.02(d) shall be in effect and shall have become permanent, final and nonappealable.

8.02    Effect of Termination.

(a)In the event of any valid termination of this Agreement by the Purchaser or the Seller Representative as provided in Section 8.01, (i) this Agreement shall forthwith become void and of no further force or effect (except that this Section 8.02, Section 9.03(a), Section 9.06, Section 9.07, Article 12 and Article 13 shall survive the termination of this Agreement and shall be enforceable by the parties hereto), and (ii) there shall be no liability or obligation on the part of the Purchaser, the Sellers, Holdco or Syntron Corp to any other party hereto with respect to this Agreement; provided that, notwithstanding clause (ii) of this Section 8.02(a), liability may exist for breach of, or otherwise with respect to, the provisions of this Agreement specified in the parenthetical contained in clause (i) of this Section 8.02(a); provided, further, that no termination of this Agreement shall release, or be construed as releasing, any party from any liability to any other party for a willful and knowing breach which may have arisen under this Agreement prior to termination. For purposes of this Section 8.02(a), “willful and knowing breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.

(b)Notwithstanding this Section 8.02 or anything else in this Agreement to the contrary, the Purchaser affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that the Purchaser obtain financing for or related to any of the transactions contemplated by this Agreement.

ARTICLE 9
ADDITIONAL COVENANTS

9.01    Tax Matters. The provisions of this Section 9.01 shall govern the allocation of responsibility as between the Purchaser and the Acquired Companies, on the one hand, and the Seller Representative and the Sellers, on the other hand, for certain Tax matters following the Closing:

(a)Transaction Tax Deductions, Tax Year-End, and Allocation. The parties hereto agree that (i) the Transaction Tax Deductions shall be reported in Holdco’s Pre-Closing Tax Period and shall be for the benefit of the Sellers to the maximum extent allowable under applicable Law and (ii) the taxable period of Syntron Corp shall end at the end of the day on the Closing Date for U.S. federal income Tax purposes (and the Purchaser shall make any election to include Syntron Corp in an Affiliated Group filing a consolidated U.S. federal income Tax Return as may be necessary to cause such taxable period to end at the end of the day on the Closing Date) and, to the extent permissible under applicable Laws, state and local income Tax purposes.

(b)Responsibility for Filing Tax Returns.

(i)The Purchaser shall prepare IRS Form 1065 (and any comparable flow through state and local Tax Returns) of Holdco for the taxable period that includes the Closing Date (the “Holdco Tax Returns”). All Holdco Tax Returns shall be prepared in a manner that is consistent with the past custom and practice of Holdco, except as otherwise required by applicable Law; provided, however, that, if so elected by the Purchaser, such Holdco Tax Returns shall include an election under Section 754 of the Code with respect to the acquisition by the Purchaser of the Purchased Holdco Interests (the “Section 754 Election”) to the extent that Holdco does not already have an election under Section 754 of the Code in effect as of the Closing Date; provided, further, that the Purchaser shall be permitted to select in its sole discretion (A) the Person who shall be designated as Holdco’s “partnership representative” within the meaning of Section 6223(a) of the Code on such Holdco Tax Returns and (B) if necessary, the individual who will be the “designated individual” within the meaning of Proposed Treasury Regulation Section 301.6223-1(b)(3) on such Holdco Tax Returns. Each Holdco Tax Return (and all relevant work papers and other items required to understand such Holdco Tax Return or other items as reasonably requested by the Seller Representative) shall be submitted to the Seller Representative for the Seller Representative’s review at least thirty (30) days prior to the due date of such Holdco Tax Return (as extended if an extension is filed with respect to such Holdco Tax Return). The Purchaser shall consider in good faith any reasonable comment provided in writing by the Seller Representative with respect to any Holdco Tax Return. If the Purchaser and the Seller Representative cannot, through good-faith negotiation, resolve any disagreement over any such comment, then their disagreement shall be resolved by the Dispute Resolution Auditor in accordance with Section 1.05(b), mutatis mutandis. The resolution of any such dispute shall not delay the filing of any such Tax Return beyond its due date and, following resolution of such disagreement, such Tax Return shall be amended if and as necessary to conform to the resolution of such disagreement.

(ii)The Purchaser shall prepare and file or cause to be prepared and filed, all other federal, state, local and non-U.S. Tax Returns of the Acquired Companies for all periods ending prior to or including the Closing Date, the due date of which is on or after the Closing Date (in each case, to the extent not already filed prior thereto). All such Tax Returns shall be prepared in a manner that is consistent with the past custom and practice of the Acquired Companies, except as otherwise required by applicable Law. At least thirty (30) days prior to the date on which each such income Tax Return for a Pre-Closing Tax Period is due and at least fifteen (15) days prior to the date on which any other Tax Return for a Pre-Closing Tax Period is due, the Purchaser shall submit such Tax Return (and all relevant work papers and other items required to understand such Tax Return or other items as reasonably requested by the Seller Representative) to the Seller Representative for the Seller Representative’s review and comment, and the Purchaser shall consider in good faith such changes to such Tax Returns as are requested by the Seller Representative prior to filing. If the Purchaser and the Seller Representative cannot, through good-faith negotiation, resolve any disagreement over any such comment, then their disagreement shall be resolved by the Dispute Resolution Auditor in accordance with Section 1.05(b), mutatis mutandis. The resolution of any such dispute shall not delay the filing of any such Tax Return beyond its due date and, following resolution of such disagreement, such Tax Return shall be amended if and as necessary to conform to the resolution of such disagreement.

(c)Books and Records; Cooperation. The Purchaser, on the one hand, and the Seller Representative, on the other hand, shall (i) provide the other party with such assistance as may be reasonably requested in connection with the preparation, review of, filing or execution of any Tax Return (including, as necessary, executing and filing the Tax Returns described in Section 9.01(b)) or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Acquired Companies, and including by executing any powers of attorney or similar authorizations reasonably necessary to carry out the purposes of this Article 9, and (ii) retain and provide the other party with reasonable access to all records or information that may be relevant to such Tax Return, audit, examination or proceeding and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided. The Purchaser shall, and shall cause each Acquired Company to, retain all books and records with respect to Tax matters pertinent thereto relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations (including any extensions thereof) for the respective taxable periods.

(d)Transfer Taxes. Each of the Purchaser, on the one hand, and the Sellers, on the other hand, will be liable for fifty percent (50%) of any stamp Tax, stock or other transfer Tax, or other similar Tax imposed on the Acquired Companies or the Sellers as a result of the acquisition by the Purchaser of the Purchased Interests as contemplated by this Agreement, other than any Chinese Capital Gains Tax (collectively, “Transfer Taxes”), and any penalties, interest or additions to Tax with respect to the Transfer Taxes. The parties hereto agree to cooperate in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns.

(e)Intermediary Transaction Tax Shelter. The Purchaser shall not take any action with respect to any Acquired Company that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

(f)Amendments, Elections, and Actions with respect to Pre-Closing Tax Periods. Without the prior written consent of the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed), the Purchaser will not amend or permit any Acquired Company to amend (i) any Holdco Tax Return or (ii) any Tax Return relating to a Pre-Closing Tax Period. After the date of this Agreement, neither the Purchaser nor any of its Subsidiaries shall, without the written consent of the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed), (A) agree to waive or extend the statute of limitations relating to any Taxes of any Acquired Company for any Pre-Closing Tax Period, (B) make or change any election with respect to, or that has any retroactive effect on, any Pre-Closing Tax Period or (C) voluntarily approach any Tax authority with respect to any Pre-Closing Tax Period of any Acquired Company or Taxes of any Acquired Company for any Pre-Closing Tax Period. The Purchaser shall not make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of Syntron Corp.

(g)Allocation of Certain Taxes.

(i)To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period, the amount of any Taxes based on or measured by income, sales, payroll or receipts of the Acquired Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; provided, however, that for purposes of such allocation, transactions occurring or actions taken on the Closing Date but after the Closing by the Purchaser or by, or with respect to, any Acquired Company that are outside the ordinary course of business and not expressly contemplated by this Agreement shall be treated as occurring after the Closing Date.

(ii)For purposes of allocating Taxes attributable to any partnerships or other pass-through entities, the taxable year of any such partnerships or other pass-through entities shall be treated as ending on the Closing Date (without regard to any contrary provision of Law).

(iii)For purposes of allocating the items of income, gain, loss, deduction or credit of Holdco for a Straddle Period, such items shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning on the day after the Closing Date based on an interim closing of the books of Holdco as of the close of business on the Closing Date.

(iv)For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 9.01(g), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

(h)    Allocation of the Purchase Price.

(i)The parties hereto agree that the amount of the Purchase Price allocable to (and payable by the Purchaser for) the Purchased Syntron Corp Interests is equal to the Purchased Syntron Corp Interest Purchase Price, and the amount of the Purchase Price allocable to (and payable by the Purchaser for) the Purchased Holdco Interests is equal to the Purchased Holdco Interest Purchase Price.

(ii)Within sixty (60) days after the determination of the Final Net Working Capital as set forth in Section 1.05 herein, the Purchaser shall deliver to the Holdco Seller a statement (the “Allocation Statement”) setting forth in reasonable detail the Purchaser’s determination of the allocation of the Purchased Holdco Interest Purchase Price, together with all other items required to be included as purchase price under the Code, among the assets of Holdco for Tax purposes, which allocation shall be based upon a third-party valuation of the assets of Holdco to be obtained by the Purchaser following the Closing. The Holdco Seller shall have sixty (60) days after receipt of such Allocation Statement within which to review and consent to the Purchaser’s determination. If the Holdco Seller does not object in writing to the Allocation Statement in such period it shall become the “Allocation Schedule”. If the Holdco Seller objects in writing to the Allocation Statement in such period, then the parties shall negotiate in good faith to resolve any disagreements with respect to the asset allocation. If the Purchaser and the Holdco Seller agree to an asset allocation in accordance with the above procedures, it shall become the Allocation Schedule. If the Purchaser and the Holdco Seller are unable to agree to an Allocation Schedule within thirty (30) days of the Holdco Seller’s delivery to the Purchaser of its objections to the Allocation Statement, then (A) the parties hereto shall not be bound by the Allocation Statement, (B) there shall be no Allocation Schedule for purposes of this Agreement, and (C) each party hereto shall be permitted to determine its own asset allocation for Tax purposes. The parties hereto agree that (x) under current law and administrative reporting requirements, the IRS Schedule K-1 (and comparable forms for state and local income Tax purposes) to be delivered by Holdco to the Holdco Seller attributable to the Holdco Tax Returns need not include any amounts included in, or attributable to, the Allocation Statement, and no such amounts are required to be included in the informational statements required to be filed by the Holdco Seller under Treasury Regulation Section 1.751-1(a)(3), and (y) if the Purchaser and the Holdco Seller are unable to agree to an Allocation Schedule in accordance with the provisions of this Section 9.01(h)(ii), no such amounts shall be included on such IRS Schedule K-1 or Treasury Regulation Section 1.751-1(a)(3) statement absent a change in law or in written administrative reporting requirements.

(iii)If the Purchaser and the Holdco Seller finally agree to an Allocation Schedule in accordance with Section 9.01(h)(ii), such Allocation Schedule shall be binding upon the Purchaser, Holdco, the Holdco Seller, Syntron Corp and their respective Affiliates for all Tax purposes, including for purposes of Code Section 751 and Code Section 743, and each such Person, as applicable, (A) shall file, or cause to be filed, all applicable Tax Returns, including IRS Form 8308 and the informational statements required pursuant to Treasury Regulation Section 1.751-1(a)(3), in accordance with such Allocation Schedule, and (B) shall not take or permit its Affiliates to take any position on any Tax Return or in any proceeding relating to Taxes that is inconsistent with such Allocation Schedule, unless required by a final determination or applicable Law.

(iv)Notwithstanding anything herein to the contrary, if the Purchaser and the Holdco Seller finally agree to an Allocation Schedule in accordance with Section 9.01(h)(ii), any subsequent adjustments or amounts properly treated as adjustments to the Purchase Price shall be incorporated into the Allocation Schedule as mutually agreed to by the Holdco Seller and the Purchaser, and the Holdco Seller and the Purchaser shall use good faith efforts to resolve any dispute with respect thereto.

(i)    Carrybacks. No Acquired Company will waive any carryback of any net operating loss, capital loss or credit on any Tax Return prepared pursuant to this Section 9.01. Neither the Purchaser nor any of the Acquired Companies shall make any ratable allocation election under Treasury Regulation 1.1502-76(b)(2)(ii) or (iii) with respect to any Pre-Closing Tax Period. The Purchaser will cause the Acquired Companies to elect to carry back any item of loss, deduction or credit from any Transaction Tax Deductions and any losses from a Pre-Closing Tax Period (which, in the case of a Pre-Closing Tax Period that is part of a Straddle Period, are not used in the balance of such Straddle Period) to prior taxable years to the fullest extent permitted by Law (using any available short-form or accelerated procedures, including the filing of IRS Form 1139 and any corresponding form for applicable state, local and foreign purposes, and filing amended Tax Returns to the extent necessary at the Securityholders’ expense), and at the Securityholders’ expense, the Purchaser and the Acquired Companies will prepare and file, or cause to be prepared and filed, any claim for refund resulting from such carry back as part of the preparation and filing of the Tax Returns described in Section 9.01(b).

(j)    Tax Refunds. The Seller Representative (on behalf of the Securityholders) shall be entitled to (i) any federal, state, local or other Tax refunds that are received by the Purchaser or any of the Acquired Companies, and (ii) any amounts credited in lieu of a refund against any federal, state, local or other Tax to which the Purchaser or any Acquired Company becomes entitled in a Tax period ending after the Closing Date, in each case, that are attributable to Taxes of an Acquired Company for a Pre-Closing Tax Period that were paid by an Acquired Company or the Securityholders prior to the Closing Date or by the Securityholders after the Closing Date (including pursuant to this Agreement), except to the extent such Tax refunds or credits were included in Net Working Capital (as finally determined under this Agreement) or are attributable to the carryback of a net operating loss of an Acquired Company for a taxable period (or portion thereof) beginning after the Closing Date. The Purchaser shall pay over to the Seller Representative (on behalf of the Securityholders and to be paid in accordance with Section 10.02(c)) any such refund or credit, net of any reasonable out-of-pocket expenses (including Taxes) incurred by the Purchaser or any of its Affiliates (including any Acquired Company) in obtaining such refund or credit, within five (5) days after receipt of such refund or within five (5) days of filing of the Tax Return reflecting such credit.

(k)    Tax Contests.

(i)The Purchaser shall promptly forward, or shall cause to be promptly forwarded, to the Seller Representative all written notifications from any taxing authority relating to any Tax liability and/or Tax Return of any Acquired Company with respect to a Pre-Closing Tax Period.

(ii)The Seller Representative shall have the right to control, at the sole expense of the Sellers or the Seller Representative, any audit or examination by any taxing authority or any other judicial or administrative proceeding with respect to Taxes, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of any Acquired Company (each, a “Tax Matter”) for any Pre-Closing Tax Period (other than a Straddle Period) for which any Seller (or any direct or indirect owner of a Seller) could reasonably be expected to be liable or responsible; provided, however, that the Seller Representative shall provide to the Purchaser (at the Purchaser’s expense) reasonable participation rights with respect to so much of any such Tax Matter that is reasonably likely to affect the Tax liability of the Purchaser or any Acquired Company for any taxable period beginning on or after the Closing Date. The Seller Representative, on behalf of the Securityholders, shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would adversely affect the liability of the Purchaser or any Acquired Company for any Taxes without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii)The Purchaser shall have the right to control any other Tax Matters (including Tax Matters for a Straddle Period); provided, however, that the Purchaser shall provide the Seller Representative (at the expense of the Sellers or the Seller Representative) reasonable participation rights with respect to so much of any such Tax Matter that is reasonably likely to affect the Tax liability of the Sellers (or any direct or indirect owner of a Seller). The Purchaser shall not enter into any settlement of, or otherwise compromise, any such Tax Matter that would result in any liability or responsibility of any Seller (or any direct or indirect owner of a Seller) for any Taxes without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

(iv)If, after receiving written notice of a Tax Matter, the Seller Representative declines to exercise its control rights pursuant to Section 9.01(k)(ii) with respect to such Tax Matter, the Purchaser shall control the conduct of such Tax Matter.

(1)Other Adjustments. If Taxes for which any Seller (or any direct or indirect owner of any Seller) is liable or responsible for any Pre-Closing Tax Period are increased by any audit adjustment and the particular item that produced such increase in Taxes results in a decrease in the net amount of any other Taxes of an Acquired Company, the Purchaser or any of the Purchaser’s Affiliates for any prior taxable year, the current taxable year, or the next two succeeding taxable years (each, an “Audit Adjustment Tax Benefit”), then the Acquired Company (if an Acquired Company received the Audit Adjustment Tax Benefit) or the

Purchaser (if the Purchaser or any of the Purchaser’s Affiliates received the Audit Adjustment Tax Benefit) shall be liable for and shall pay to the Seller Representative (for the benefit of the Securityholders and to be paid in accordance with Section 10.02(c)) the amount of such Audit Adjustment Tax Benefit. Such payment shall be made within five (5) days after the date on which the applicable Audit Adjustment Tax Benefit is realized.

9.02    Other Agreements.

(a)Subject to the terms of this Agreement (including the limitations set forth in this Section 9.02), each of the Purchaser, Holdco, Syntron Corp and the Sellers shall use its commercially reasonable efforts to cause the conditions to the other parties’ obligations to consummate the Closing to be satisfied and for the Closing to occur as promptly as practicable, and no party shall take any action designed solely to prevent, impede or delay the Closing.

(b)Each Seller shall, and Holdco shall cause the Acquired Companies to, use their commercially reasonable efforts to obtain, at their expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required of such Seller or Acquired Company to be listed in the Disclosure Schedules.

9.03    Confidentiality.

(a)The Purchaser acknowledges that it remains bound by the confidentiality agreement, dated July 24, 2018, by and between Kadant Inc. and Syntron Material Handling, LLC (the “Confidentiality Agreement”). From and as of the Closing, the restrictions on the Purchaser related to non-disclosure of information of the Acquired Companies contained in the Confidentiality Agreement shall be deemed to have been terminated by the parties thereto and shall no longer be binding.

(b)From and after the date hereof, the Sellers shall (and shall cause their respective Affiliates to) not disclose or make use of any information relating to the business of the Acquired Companies that is neither generally known by, nor easily learned or determined by, persons outside the Acquired Companies (collectively referred to herein as “Proprietary Information”), including: (i) specifications, manuals, software in various stages of development, and other technical data; (ii) customer and prospect lists, details of agreements and communications with customers and prospects, and other customer information; (iii) sales plans and projections, product pricing information, protocols, acquisition, expansion, marketing, financial and other business information and existing and future products and business plans and strategies; (iv) sales proposals, demonstrations systems and sales material; (v) research and development; (vi) software systems, computer programs and source codes; (vii) sources of supply; (viii) identity of specialized consultants and contractors; (ix) purchasing, operating and other cost data; (x) special customer needs, cost and pricing data; (xi) employee information (including personnel, payroll, compensation and benefit data and plans), including all such information recorded in manuals, memoranda, projections, reports, minutes, plans, drawings, sketches, designs, data, specifications, software programs and records; and (xii) the subject matter or terms of this Agreement, in each case whether or not legended or otherwise identified as Proprietary Information, as well as such information that is the subject of meetings and discussions and not recorded. Proprietary Information shall not include information (A) that was or becomes generally available to the public (other than as a result of a disclosure by a Seller or an Affiliate thereof), (B) that becomes available to any Seller or any Affiliate thereof after the Closing on a non-confidential basis from a source other than the Acquired Companies or any of their respective Affiliates or Representatives; provided that such source is not known by such Seller, Affiliate or Representative to be bound by a confidentiality agreement with respect to such information, or otherwise prohibited from disclosing such information to such Seller, Affiliate or Representative, or (C) that was or is independently developed by any Seller or any Affiliate thereof without use of or reference to the Proprietary Information and without violating the obligations of such Seller or Affiliate under this Section 9.03. Notwithstanding the foregoing, no Seller shall have any obligation hereunder to keep confidential any of the Proprietary Information to the extent disclosure thereof is required by Law; provided, however, that in the event disclosure is required by Law, such Seller shall use reasonable best efforts to provide the Purchaser with prompt advance notice of such requirement so that the Purchaser may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the terms of this Section 9.03.

(c)The Sellers agree that the remedy at Law for any breach of this Section 9.03 would be inadequate and that the Purchaser shall be entitled to injunctive relief, without the requirement of posting any bond or other security, in addition to any other remedy it may have upon breach of any provision of this Section 9.03.

9.04    No Solicitation or Hiring of Former Employees. Each Seller agrees that, except as provided by Law, during the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, the Seller shall not (and shall cause its Affiliates not to), directly or indirectly, (a) recruit, solicit or induce any person listed on Schedule 9.04 to terminate his or her employment with, or otherwise cease his or her relationship with, the Purchaser (or the Acquired Company, as the case may be), or to become an employee of the Seller or such Affiliate, or (b) hire or employ or use in any subcontracting arrangement any person listed on Schedule 9.04. The foregoing provision shall not preclude the Sellers or their Affiliates from conducting generalized searches for employment (including through the use of general advertisements, search firms and internet postings) not targeted towards any Acquired Company or any employees thereof.

9.05    Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, after the Closing, the Sellers shall, at the Purchaser’s request and expense, use commercially reasonable efforts to assist the Purchaser from time to time in obtaining consent from Grant Thornton to the incorporation of the reports on the Acquired Company Financials into the Purchaser’s filings with the U.S. Securities and Exchange Commission. Without limitation of the foregoing, each of Andy Blanchard and Paul Downey shall execute and deliver from time to time such representation letters as Grant Thornton may reasonably request in connection therewith.

9.06    Provision Respecting Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Honigman Miller Schwartz and Cohn LLP (“Honigman”) may serve as counsel to each of the Sellers, on the one hand, and each Acquired Company and each other member of the Seller Group, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Honigman (or any successor law firm) may serve as counsel to the Sellers or any director, member, partner, officer, employee or Affiliate of any Seller, in connection with any litigation, claim or obligation that is adverse to the Acquired Companies arising out of or relating to this Agreement or the transactions contemplated by this Agreement (a “Specified Matter”) notwithstanding such prior representation of any Acquired Company, and each of the parties hereto hereby consents to and waives any conflict of interest with respect to such Specified Matter, to the extent such conflict arises from Honigman’s representation of one or more of the Acquired Companies prior to the Closing, and each of such parties shall cause any Affiliate thereof to consent to and waive any such conflict of interest. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that, solely in the case of a Specified Matter, all communications prior to the Closing between any Acquired Company and the Sellers or any other member of the Seller Group, on the one hand, and Honigman, on the other hand, made in connection with and relating solely to the negotiation, preparation, execution, delivery and performance under, or any pre-Closing dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, are privileged communications between the Acquired Companies and the Seller Group and such counsel (collectively, the “Privileged Communications”) and thereby property of the Seller Group, and from and after the Closing none of the Purchaser, any Acquired Company or any Person purporting to act on behalf of or through the Purchaser or any Acquired Company, will seek to obtain such communications in any Specified Matter, whether by seeking a waiver of the attorney-client privilege or through any other means. As to any such Privileged Communications prior to the Closing Date, the Purchaser and the Acquired Companies, together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that no such party may, except to the extent otherwise determined in any related Legal Proceeding, use or rely on any of the Privileged Communications in any action after the Closing in which any member of the Seller Group is an adverse party, without the Sellers Representative’s prior written consent.

9.07    Press Releases and Communications. The parties hereto will, and will cause each of their Affiliates to, and will direct each of their respective representatives to, maintain the confidentiality of this Agreement and will not issue, or cause the publication of, any public release or announcement concerning the transactions contemplated by this Agreement without the prior written consent of both the Purchaser and the Seller Representative (such consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (a) the foregoing shall not restrict or prohibit any of the parties hereto from making any release or announcement required by applicable Law or the rules or regulations of any securities exchange (in which case, the party hereto required to make the release or announcement shall use commercially reasonable efforts to allow the other party an opportunity to comment on or seek a protective order with respect to such release or announcement in advance of such issuance), (b) the foregoing shall not restrict or prohibit the Purchaser from making filings with the U.S. Securities and Exchange Commission required under applicable securities Laws, (c) following the initial press release, any party or any party’s Affiliates who is an investment fund may disclose the financial terms of the transactions contemplated hereby to its Affiliates and any current or potential investor in such party’s fund(s) in connection with fundraising, marketing, informational or reporting activities in the ordinary course of such party’s business, and (d) the foregoing shall not restrict or prohibit the Purchaser from issuing any release or making any announcement concerning the transactions contemplated hereby following the Closing. Each party hereto shall be responsible for any breach of this Section 9.07 by one or more of its Affiliates.

9.08    No Claims. Each Seller, by its execution and delivery of this Agreement, hereby forever waives, releases and discharges (and hereby agrees to cause each of its Affiliates, representatives (in such capacity), agents, estate, heirs, successors and assigns to forever waive, release and discharge) with prejudice each Acquired Company and each of the Affiliates, equityholders, officers, directors, managers, members, agents, representatives, attorneys, advisors, predecessors, successors, and assigns of each Acquired Company from any and all claims, rights (including rights of indemnification, contribution and other similar rights, from whatever source, whether under contract, applicable Law or otherwise), causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, contracts, agreements, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or mature or unmature related or with respect to, in connection with, or arising out of, directly or indirectly, any event, fact, condition, circumstance, occurrence, act or omission that was in existence (or that occurred or failed to occur) at or prior to the Closing; provided, however, that this Section 9.08 shall not be construed as releasing any party from any obligation under this Agreement or any agreement delivered pursuant hereto.

ARTICLE 10
SELLER REPRESENTATIVE

10.01    Authorization of the Seller Representative; Inability to Perform.

(a)Each Seller, by executing this Agreement, and each Optionholder, by executing an Option Surrender Agreement, makes, constitutes and appoints the Seller Representative such Person’s true, lawful and exclusive attorney-in-fact for and in such Person’s name, place and stead and for its use and benefit, to prepare, execute, certify, acknowledge, swear to, file, deliver or record any and all agreements, instruments or other documents, and to take any and all actions, that are within the scope and authority of the Seller Representative provided for in this Section 10.01. The grant of authority provided for in this Section 10.01 is coupled with an interest and is being granted, in part, as an inducement to the parties hereto to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller and shall be binding on any successor thereto.

(b)By virtue of the adoption and execution of this Agreement by the Sellers, each Seller, and by virtue of the execution of an Option Surrender Agreement by the Optionholders, each such Optionholder, shall be deemed to have agreed to appoint the Seller Representative as its agent and attorney-in-fact for and on behalf of the Securityholders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the Related Documents, and in connection with the activities to be performed on behalf of the Securityholders under this Agreement and the Related Documents, for the purposes and with the powers and authority hereinafter set forth in this Article 10, which shall include the full and exclusive power and authority:

(i)to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the Related Documents and the consummation of the transactions contemplated hereby and thereby as the Seller Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the Related Documents;

(ii)to pay expenses of the Sellers incurred in connection with the negotiation and performance of this Agreement and the Related Documents (whether incurred before, on or after the date of this Agreement);

(iii)to receive any amounts due to the Securityholders under this Agreement or under the Related Documents, and to disburse any such funds to the Securityholders;

(iv)to retain the Representative Expense Amount until it is liquidated in accordance with Section 10.02(b), and to use the funds constituting the Representative Expense Amount to satisfy the expenses of the Seller Representative in performing its duties hereunder and under the Related Documents and to satisfy expenses and obligations of the Sellers;

(v)as the agent of the Securityholders, to enforce and protect the rights and interests of the Securityholders and to enforce and protect the rights and interests of the Seller Representative arising out of or under or in any manner relating to this Agreement and the Related

Documents and, in connection therewith, to: (A) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Securityholders under this Agreement as the Seller Representative, in its reasonable discretion, deems to be in the best interest of the Securityholders; (B) assert or institute any proceeding; (C) investigate, defend, contest or litigate any proceeding initiated by the Purchaser (or any of its Affiliates, and their respective officers, directors, employees or agents following the Closing), or any other Person, against the Seller Representative, and receive process on behalf of any or all of the Securityholders in any such proceeding and compromise or settle on such terms as the Seller Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Securityholders with respect to any such proceeding; (D) file any proofs, debts, claims and petitions as the Seller Representative may deem advisable or necessary; (E) settle or compromise any claims asserted under this Agreement or under the Related Documents; (F) assume, on behalf of all of the Securityholders, the defense of any claim that is the basis of any claim asserted under this Agreement or under the Related Documents; (G) finally determine the Final Cash, the Final Indebtedness and the Final Net Working Capital pursuant to Section 1.05 on behalf of the Securityholders; and (H) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims or proceedings, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take any such action;

(vi)to enforce payment of any other amounts payable to the Securityholders, in each case on behalf of the Securityholders, in the name of the Seller Representative;

(vii)to waive or refrain from enforcing any right of the Securityholders or any of them and/or of the Seller Representative arising out of or under or in any manner relating to this Agreement or any Related Documents; and

(viii)to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, elections, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Seller Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (vii) above and the transactions contemplated by this Agreement and the Related Documents.

(c)All decisions and actions by the Seller Representative (to the extent authorized by this Agreement) shall be binding upon all of the Securityholders and no Securityholder shall have the right to object, dissent, protest or otherwise contest the same.

(d)In the event the Seller Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Sellers (acting by the vote of a majority of the Pre-Closing Percentage Interests of all Sellers) shall select another representative to fill the vacancy of the Seller Representative, and such substituted representative shall, following receipt by the Purchaser of written notice thereof, be deemed to be a Seller Representative for all purposes under this Agreement and the Related Documents.

(e)The Purchaser (and the Acquired Companies following the Closing) shall be entitled to rely conclusively upon the communications, instructions and decisions of the Seller Representative relating to the foregoing as the communications, instructions and decisions of the Securityholders. Neither the

Purchaser nor (following the Closing) any of the Acquired Companies shall be held liable or accountable in any manner for any act or omission of the Seller Representative in such capacity.

(f)The Purchaser and (following the Closing) the Acquired Companies shall be entitled to unconditionally assume that any action taken or omitted, or any document executed by, Levine Leichtman Capital Partners Private Capital Solutions, L.P., purporting to act as the Seller Representative under or pursuant to this Agreement or the Related Documents or in connection with any of the transactions contemplated by this Agreement has been unconditionally authorized by the Securityholders to be taken, omitted to be taken, or executed on their behalf so that they will be legally bound thereby, and no Securityholder shall institute any Legal Proceeding against the Purchaser (or the Acquired Companies following the Closing) or any of their respective Affiliates alleging that Levine Leichtman Capital Partners Private Capital Solutions, L.P. did not have the authority to act as the Seller Representative on behalf of the Securityholders in connection with any such action, omission or execution. No modification or revocation of the power of attorney granted by the Securityholders herein to Levine Leichtman Capital Partners Private Capital Solutions, L.P. to serve as the Seller Representative shall be effective as against the Purchaser until the Purchaser has received a document signed by all of the Securityholders effecting said modification or revocation. The Purchaser and (following the Closing) the Acquired Companies and their respective Affiliates are hereby relieved from any liability to any Person for any acts done by the Seller Representative and any acts done by the Purchaser and (following the Closing) the Acquired Companies in accordance with any decision, act, consent or instruction of the Seller Representative.

(g)The Seller Representative (in its capacity as such) shall treat confidentially and not disclose any nonpublic information received from or on behalf of the Purchaser or any of its Affiliates (including, after the Closing, the Acquired Companies) to anyone except (i) in connection with any disputes arising out of or in connection with this Agreement and (ii) on a need-to-know basis to representatives that are advised of the confidential nature of such information and are subject to a binding obligation to keep such information confidential.

10.02    Representative Expense Amount; Post-Closing Disbursements to Securityholders.

(a)The Representative Expense Amount shall be held by the Seller Representative in the Representative Expense Account for the benefit of the Securityholders for reimbursements payable to the Seller Representative under this Article 10, or, as provided below, the payment of fees, commissions or other compensation to the Seller Representative; provided that such reimbursements payable to the Seller Representative are pursuant to fees, commissions or other compensation borne by all of the Securityholders and are not the fees, commissions or other compensation of any particular Securityholder in his, her or its individual capacity.

(b)Following the date on which the Seller Representative has determined (in its sole discretion) that it is appropriate to release such funds, the Seller Representative shall pay the then-remaining amount of the Representative Expense Amount, if any, in accordance with Section 10.02(c).

(c)To the extent that the Securityholders are entitled to any payment after the Closing Date pursuant to Section 1.05 or Section 10.02(b), such payment shall be made by the Seller Representative to the Securityholders on a pro-rata basis according to each Securityholder’s Post-Closing Percentage Interest; provided that to the extent that any Optionholder is entitled to any such payment, such payment shall be paid by or on behalf of Holdco through its payroll system to each such Optionholder who has complied with the terms of the applicable Option Surrender Agreement, net of any applicable withholding Tax. The Purchaser and its Affiliates (including, after the Closing, the Acquired Companies) shall be entitled to rely conclusively on the Post-Closing Percentage Interests set forth on Exhibit E and, as between the Securityholders, on the one hand, and the Purchaser, on the other hand, any amounts delivered by the Purchaser or any of its Affiliates to any Securityholder (or delivered by the Purchaser to the Seller Representative for delivery) in accordance with such Post-Closing Percentage Interests shall be deemed for all purposes to have been delivered to the applicable Securityholder in full satisfaction of the obligations of the Purchaser.

10.3    Compensation; Exculpation.

(a)The Seller Representative shall not be paid a fee for the performance of services hereunder.

(b)The Seller Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Securityholder. The Seller Representative shall not be liable to the Securityholders for any apportionment or distribution of payments made by the Seller Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Securityholder to whom payment was due, but not made, shall be to recover from other Securityholders any payment in excess of the amount to which they are determined to have been entitled. Neither the Seller Representative nor any agent, employee or any other representative employed by it shall incur any liability to any Securityholder by virtue of the failure or refusal of the Seller Representative for any reason to consummate the transactions contemplated by this Agreement or relating to the performance of its other duties hereunder, except for actions or omissions constituting Actual Fraud. In dealing with this Agreement and any Related Documents, and in exercising or failing to exercise all or any of the powers conferred upon the Seller Representative hereunder or thereunder, the Seller Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Seller Representative pursuant to such advice shall in no event subject the Seller Representative to liability to any Securityholder unless such actions or omissions constitute Actual Fraud.

(c)Any action taken by the Seller Representative on behalf of any Securityholder pursuant to Section 10.01 (an “Authorized Action”) shall be binding on such Securityholder as fully as if such Securityholder had taken such Authorized Action. Each Securityholder shall severally indemnify and hold harmless the Seller Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the Seller Representative in acting as the Seller Representative hereunder, including in connection with any action, suit or proceeding to which the Seller Representative is made a party by reason of the fact that it is or was acting as the Seller Representative pursuant to the terms of this Agreement.

(d)All of the immunities and powers granted to the Seller Representative under this Agreement shall terminate upon any termination of this Agreement.

(e)The adoption and execution of this Agreement shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated by this Agreement and to the provisions hereof binding upon the Securityholders, including this Section 10.03.

ARTICLE 11
INDEMNIFICATION

11.01    Indemnification by the Securityholders. Each Securityholder shall indemnify and hold harmless the Purchaser, on a basis providing for shared culpability in accordance with each

Securityholder’s Post-Closing Percentage Interest (except as otherwise provided in Section 11.01(a)), in respect of and against, and will compensate and reimburse the Purchaser for, any and all Damages incurred or suffered by any Purchaser Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to or constituting:

(a)any breach of or inaccuracy in any representation or warranty of (i) any Securityholder (with respect to which such Securityholder’s indemnification obligation (other than with respect to recovery against the funds held in the Indemnity Escrow Account and, if applicable, the Interim Breach Escrow Account) shall be several and not joint) and (ii) any Acquired Company, in each case contained in this Agreement or any other agreement or instrument furnished to the Purchaser pursuant to this Agreement;

(b)any failure to perform any covenant or agreement of any Securityholder or any Acquired Company (if such covenant or agreement requires performance by such Acquired Company at or prior to the Closing) contained in this Agreement or any other agreement or instrument furnished to the Purchaser pursuant to this Agreement;

(c)any Indebtedness and any Transaction Expenses, in each case to the extent in excess of the amounts included in the final determination of the Purchase Price;

(d)(i) any and all Taxes due and payable by any Acquired Company for, or allocated in accordance with Section 9.01(g) to, any Pre-Closing Tax Period; (ii) any Taxes for which any Acquired Company has any liability under Treasury Regulations Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date (other than any group which includes the Purchaser or any of its Affiliates); (iii) any Taxes of any Person imposed on any Acquired Company as a transferee or successor, pursuant to any contractual obligation, or otherwise, which Tax is related to the operations of any Acquired Company on or prior to the Closing Date or an event or transaction occurring before the Closing; (iv) any Transfer Taxes allocated to the Sellers pursuant to Section 9.01(d); and (v) any Chinese Capital Gains Tax; provided that the Securityholders’ obligations under this Section 11.01(d) shall not include any Taxes (A) that result from the manner in which the Purchaser finances its obligations under this Agreement, (B) that are attributable to any transactions outside the ordinary course of business occurring on the Closing Date but after the Closing, (C) to the extent such Taxes are included in the Net Working Capital and/or the Transaction Expenses, as finally determined under this Agreement, or (D) that are attributable to a breach of Section 9.01(f);

(e)the Restructuring Transactions and the Distribution; or

(f)any Actual Fraud or Knowing Misrepresentation on the part of any Acquired Company or any Securityholder in connection with the transactions contemplated by this Agreement.

11.02    Indemnification by the Purchaser. The Purchaser shall indemnify and hold harmless the Securityholders in respect of and against, and will compensate and reimburse the Securityholders for, any and all Damages incurred or suffered by any Securityholders (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to or constituting:

(a)any breach of or inaccuracy in any representation or warranty of the Purchaser contained in this Agreement or any other agreement or instrument furnished to the Seller Representative by the Purchaser pursuant to this Agreement; or

(b)any failure to perform any covenant or agreement of the Purchaser contained in this Agreement or any other agreement or instrument furnished to the Seller Representative by the Purchaser pursuant to this Agreement.

11.03    Indemnification Claims.

(a)Any Person making a claim for indemnification under Section 11.01 or Section 11.02 (each, an “Indemnitee”) shall give written notification to the party or parties from which indemnification is sought (the “Indemnitor”) of the commencement of any Third Party Action. Such notification shall be given within twenty (20) days after receipt by the Indemnitee of notice of such Third Party Action and shall describe in reasonable detail (to the extent then known by the Indemnitee) the facts constituting the basis for such Third Party Action and the amount of the claimed damages and, subsequent to such delivery, upon the request of the Indemnitor, the Indemnitee shall make available to the Indemnitor such information as the Indemnitee may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same). No delay or failure on the part of an Indemnitee in so notifying the Indemnitor in accordance with this Section 11.03 shall relieve the Indemnitor of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure.

(b)Within twenty (20) days after the delivery of such notification, the Indemnitor may, upon written notice thereof to the Indemnitee (subject to the rights of the insurer under the R&W Policy to control the defense of Third Party Actions covered by such R&W Policy), assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnitee; provided that (i) the Indemnitor may only assume control of such defense if the Indemnitor acknowledges in writing to the Indemnitee that any damages, fines, costs or other liabilities that may be assessed against the Indemnitee in connection with such Third Party Action constitute Damages for which the Indemnitor shall fully indemnify, subject to the limitations provided herein, the Indemnitee pursuant to this Article 11 and, in each case where the Securityholders are the Indemnitor, (A) the ad damnum in such Third Party Action, together with the estimated costs of defense thereof, and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to (1) the current balance of the Indemnity Escrow Account, or (2) with respect to an Interim Breach Claim, the current balance of the Interim Breach Escrow Account plus the current balance of the Indemnity Escrow Account, and (B) an adverse resolution of the Third Party Action would not have a material adverse effect on the goodwill or reputation of the Indemnitee or the business, operations or future conduct of the Indemnitee, and (ii) the Indemnitor may not assume control of the defense of any Third Party Action involving any Governmental Authority or criminal liability or in which equitable relief is sought against the Indemnitee or any of the Subsidiaries. If the Indemnitor does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnitee shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The reasonably incurred and documented fees and expenses of counsel to the Indemnitee with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (x) the Indemnitee controls the defense of such Third Party Action pursuant to the terms of this Section 11.03(b) or (y) the Indemnitor assumes control of such defense and counsel for the Indemnitee reasonably concludes and advises the Indemnitee that the Indemnitor and the Indemnitee have conflicting interests or different defenses available with respect to such Third Party Action. Except as provided in Section 11.03(f), the Indemnitee shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnitor, which shall not be unreasonably withheld, conditioned or delayed. The Indemnitor shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnitee, which shall not be unreasonably withheld, conditioned or delayed. This Section 11.03(b) shall not apply with respect to any Tax Matter, which shall be governed by Section 9.01(k).

(c)In order to seek indemnification under this Article 11, the Indemnitee shall deliver a Claim Notice to the Indemnitor.

(d)Within twenty (20) days after the delivery of a Claim Notice, the Indemnitor shall deliver to the Indemnitee a Response, in which the Indemnitor shall: (i) agree that the Indemnitee is entitled to receive all of the Claimed Amount (in which case the Indemnitor shall, within two (2) Business Days after delivery of the Response, pay to the Indemnitee, by wire transfer of immediately available funds, the Claimed Amount; provided that if the Purchaser is the Indemnitee and is seeking recovery from the Indemnity Escrow Account and/or the Interim Breach Escrow Account, the Seller Representative and the Purchaser shall deliver to the Escrow Agent by such date a written notice executed by the Purchaser and the Seller Representative instructing the Escrow Agent to disburse to the Purchaser from the Indemnity Escrow Account and/or the Interim Breach Escrow Account, as applicable, an amount in cash equal to the Claimed Amount), (ii) agree that the Indemnitee is entitled to receive a portion of the Claimed Amount (such portion of the Claimed Amount, the “Agreed Amount”) (in which case the Indemnitor shall, within two (2) Business Days after delivery of the Response, pay to the Indemnitee, by wire transfer of immediately available funds, the Agreed Amount; provided that if the Purchaser is the Indemnitee and is seeking recovery from the Indemnity Escrow Account and/or (with respect to an Interim Breach Claim only) the Interim Breach Escrow Account, the Seller Representative and the Purchaser shall deliver to the Escrow Agent by such date a written notice executed by the Purchaser and the Seller Representative instructing the Escrow Agent to disburse to the Purchaser from the Indemnity Escrow Account and/or (with respect to an Interim Breach Claim only) the Interim Breach Escrow Account, as applicable, an amount in cash equal to the Agreed Amount), or (iii) dispute that the Indemnitee is entitled to receive any of the Claimed Amount. If no Response is delivered by the Indemnitor within such twenty (20)-day period, the Indemnitee shall deliver a written notice informing the Indemnitor of its failure to timely deliver such Response, and if a Response is not delivered within ten (10) days following the date such written notice is delivered by the Indemnitee, then the Indemnitor shall be deemed to have agreed that such portion of the Claimed Amount as may be recovered from the Indemnity Escrow Account and/or the Interim Breach Escrow Account, as applicable, is owed to the Indemnitee. Acceptance (or deemed acceptance) by the Indemnitee of partial payment of any Claimed Amount shall be without prejudice to the Indemnitee’s right to claim the balance of any such Claimed Amount.

(e)Subject to Section 1.05(e), in the event of any Dispute, the Indemnitee shall promptly consult with the Indemnitor with respect to such points of disagreement in an effort to resolve the Dispute. Except as otherwise set forth in this Agreement, if any such Dispute cannot be resolved by the parties within thirty (30) calendar days after the Indemnitee receives the Response containing the Dispute from the Indemnitor, then, at the election of one or both parties, the Dispute shall be resolved in accordance with Section 13.16, subject to any other terms, conditions and limitations of this Agreement, including Section 11.05 and Article 13. Promptly (and in any event within twenty (20) days) following the resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), the Indemnitor shall pay to the Indemnitee, by wire transfer of immediately available funds, the amount (if any) that the Indemnitee is entitled to receive pursuant to such resolution; provided that if the Purchaser is the Indemnitee and is seeking recovery from the Indemnity Escrow Account and/or (with respect to an Interim Breach Claim only) the Interim Breach Escrow Account, the Seller Representative and the Purchaser shall promptly (and in any event within five (5) Business Days) deliver to the Escrow Agent a written notice executed by the Purchaser and the Seller Representative instructing the Escrow Agent to disburse to the Purchaser from the Indemnity Escrow Account and/or (with respect to an Interim Breach Claim only) the Interim Breach Escrow Account, as applicable, the amount (if any) that the Purchaser is entitled to receive pursuant to such resolution.

(f)Notwithstanding the other provisions of this Section 11.03, if a third party asserts (other than by means of a lawsuit) that any Purchaser Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which a Purchaser Indemnified Party may be entitled to indemnification pursuant to this Article 11, and the Purchaser reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Purchaser shall be entitled to satisfy such obligation, without prior notice to or consent from the Seller Representative, (ii) the Purchaser may subsequently make a claim for indemnification in accordance with the provisions of this Article 11, and (iii) the Purchaser shall be reimbursed, in accordance with the provisions of this Article 11, for any such Damages for which it is entitled to indemnification pursuant to this Article 11 (subject to the right of the Seller Representative to dispute the applicable Purchaser Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article 11).

(g)Without limiting Article 10, the Seller Representative shall have full power and authority on behalf of each Securityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Securityholders under this Article 11. For purposes of this Article 11, (i) if any or all of the Securityholders comprise the Indemnitor, any references to the Indemnitor (except provisions relating to an obligation to make any payments) shall be deemed to refer to the Seller Representative, and (ii) if any or all of the Securityholders comprise the Indemnitee, any references to the Indemnitee (except provisions relating to an obligation to make or a right to receive any payments ) shall be deemed to refer to the Seller Representative. The Purchaser and the Seller Representative shall be the only Persons entitled to assert (and shall act on behalf of all Indemnitees in the case of) any claim with respect to which a Purchaser Indemnified Party or a Securityholder Indemnified Party, respectively, is seeking indemnification under Section 11.01 or Section 11.02.

11.04    Survival of Representations and Warranties, Covenants and Agreements.

(a)Unless otherwise specified in this Section 11.04 or elsewhere in this Agreement, all provisions of this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, however, that, except in the case of Actual Fraud or Knowing Misrepresentation, (i) the representations and warranties of Holdco, Syntron Corp and the Sellers set forth in Article 3 and Article 5, other than the Fundamental Representations, shall survive until the date that is twelve (12) months following the Closing Date (the “General Survival Period Termination Date”); (ii) the representations and warranties of the Purchaser set forth in Article 4, other than (A) the Fundamental Purchaser Representations and (B) the representations and warranties of the Purchaser set forth in Section 4.07 (Acknowledgment of the Purchaser), shall survive until the date that is twelve (12) months following the Closing Date; (iii) the Fundamental Representations shall survive until the six (6)-year anniversary of the Closing Date; and (iv) the Fundamental Purchaser Representations and the representations and warranties of the Purchaser set forth in Section 4.07 (Acknowledgment of the Purchaser) shall survive until the six (6)-year anniversary of the Closing Date.

(b)Claims for indemnification under Sections 11.01(c) and 11.01(e) shall survive the Closing Date until the three (3)-year anniversary of the Closing Date.

(c)Claims for indemnification under Section 11.01(d) shall survive the Closing Date until the six (6)-year anniversary of the Closing Date.

(d)All of the covenants or other agreements contained in this Agreement which require performance on or prior to the Closing Date and claims for indemnification under Section 11.01(b) or Section 11.02(b) with respect thereto will survive the Closing Date until the date that is twelve (12) months following the Closing Date.

(e)All of the covenants or other agreements contained in this Agreement which require performance after the Closing Date and claims for indemnification under Section 11.01(b) or Section 11.02(b) with respect thereto will survive the Closing Date until sixty (60) days after the expiration by their terms of the obligations of the applicable party under such covenant or agreement.

(f)If an Indemnitee seeking indemnification delivers to the Indemnitor, before expiration of a representation, warranty, covenant or agreement, either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnitee, the Indemnitee shall promptly so notify the Indemnitor.

11.05    Limitations and Other Matters.

(a)Except in the case of Actual Fraud or Knowing Misrepresentation:

(i)(A) the aggregate liability of the Securityholders under Section 11.01(a), other than in cases of breaches of or inaccuracies in any of the Fundamental Representations, shall not exceed the sum of (1) the amount then held in the Indemnity Escrow Account, plus (2) with respect to an Interim Breach Claim only, the amount then held in the Interim Breach Escrow Account, and (B) the aggregate liability of the Purchaser under Section 11.02(a), other than in the case of breaches of or inaccuracies in any of the Fundamental Purchaser Representations, shall not exceed the General Rep Deductible/Cap Amount; and

(ii)(A) the aggregate liability of the Securityholders under Section 11.01(a) (in cases of breaches of or inaccuracies in any of the Fundamental Representations) and the remainder of Section 11.01 shall not exceed the aggregate net proceeds actually received by the Securityholders under this Agreement (including any amounts held in the Escrow Accounts), and the liability of any individual Securityholder under Section 11.01 shall not exceed the portion of such net proceeds that such Securityholder actually receives (including such Securityholder’s share of any amounts held in the Escrow Accounts), and (B) the aggregate liability of the Purchaser under Section 11.02(a) (in cases of breaches of or inaccuracies in any of the Fundamental Purchaser Representations) and Section 11.02(b) shall not exceed the aggregate net proceeds actually received by the Securityholders under this Agreement (including any amounts held in the Escrow Accounts).

(b)With respect to claims for Damages arising under Section 11.01(a) or Section 11.02(a), the Indemnitor shall not be liable for any such Damages until the aggregate amount of all such Damages exceeds an amount equal to the General Rep Deductible/Cap Amount (at which point the Indemnitor shall become liable for such excess); provided that the limitation set forth in this sentence shall not apply to (i) claims based on Actual Fraud or Knowing Misrepresentation or (ii) breaches of or inaccuracies in any of the Fundamental Representations or the Fundamental Purchaser Representations, as applicable.

(c)The Purchaser shall not attempt to collect any Damages directly from any Securityholder unless there are insufficient unclaimed funds remaining in the Indemnity Escrow Account and the Interim Breach Escrow Account (which funds remaining in the Interim Breach Escrow Account are available for recovery only in connection with an Interim Breach Claim) to satisfy such Damages pursuant to the Escrow Agreement. Except for the remaining funds in the Interim Breach Escrow Account (which funds are available only for recovery in connection with an Interim Breach Claim), the remaining funds in the Indemnity Escrow Account shall serve as the Purchaser’s sole source of recovery with respect to claims for Damages arising under Section 11.01(a), other than in cases of Actual Fraud, Knowing Misrepresentation or breaches of or inaccuracies in any of the Fundamental Representations. With respect to claims for Damages arising under Section 11.01(a) in cases of breaches of or inaccuracies in any of the Fundamental Representations only or Section 11.01(d) (in each case, solely to the extent such claims are not expressly excluded under the R&W Policy), the Purchaser shall be required to recover any such Damages in the following order: (i) from the Securityholders (in accordance with Section 11.01) until the retention under the R&W Policy has been satisfied (which amount shall be first collected from the remaining funds in the Interim Breach Escrow Account (which funds are available only for recovery in connection with an Interim Breach Claim), and next from the Indemnity Escrow Account as provided in the immediately preceding sentence), then (ii) by seeking recovery under the R&W Policy until the R&W Policy has been Exhausted with respect to such claim, and then (iii) directly from the Securityholders (in accordance with Section 11.01). For purposes of this Agreement, “Exhausted” means that the Purchaser has utilized commercially reasonable efforts (which, for the avoidance of doubt, shall not require actual or threatened litigation) to pursue coverage and recovery under the R&W Policy or the applicable policy limit (taking into account the amount of any other pending claims thereunder) has been exhausted.

(d)The amount of any Damages for which an Indemnitor is otherwise liable under this Article 11 shall be reduced by the amount of any proceeds actually received by the Indemnitee under (i) any indemnity, contribution or similar agreement with an unaffiliated third party or (ii) insurance policies maintained with any unaffiliated third party insurer with respect to the matter giving rise to such Damages (net of any costs of collection and increase in insurance premiums). No Indemnitee and none of its Affiliates shall have any obligation to pursue any claims under any insurance policies; provided that the Purchaser shall submit a claim under the R&W Policy for any matter giving rise to indemnification hereunder that is insurable thereunder (after taking into account any deductibles, retentions or other limitations applicable to the R&W Policy) and shall use commercially reasonable efforts (which, for the avoidance of doubt, shall not require actual or threatened litigation) to pursue coverage and recovery under the R&W Policy for such a matter.

(e)If the Indemnitee receives an indemnification payment pursuant to this Agreement and later receives indemnity proceeds or insurance proceeds (including pursuant to the R&W Policy) in respect of the related Damages, the Indemnitee shall promptly pay to the Indemnitor an amount equal to the lesser of (i) the actual amount of such insurance proceeds (net of any costs of collection and increase in insurance premiums), if any, or (ii) the actual amount of the indemnification payment previously paid by the Indemnitor with respect to such Damages (excluding any amount paid by the Securityholders that is allocable to the retention under the R&W Policy or recoveries in excess of the R&W Policy’s limit).

(f)The rights to indemnification set forth in this Article 11 shall not be affected by any investigation conducted by or on behalf of any Purchaser Indemnified Party or any knowledge acquired (or capable of being acquired) by any Purchaser Indemnified Party, whether before or after the date of this Agreement, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder.

(g)Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of any representation or warranty set forth in Article 3 or Article 5 and (ii) the amount of Damages for which any Purchaser Indemnified Party may be entitled to indemnification under this Article 11, each such representation or warranty (other than the representations and warranties set forth in Section 3.05(a)) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Material Adverse Effect).

(h)Except in cases of (i) the Purchase Price dispute resolution provisions in Section 1.05, (ii) Actual Fraud or Knowing Misrepresentation, and (iii) claims for specific performance, the rights of the Purchaser and the Securityholders under this Article 11 shall be the sole and exclusive remedy of the Purchaser and the Securityholders with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the other parties hereto contained in this Agreement, the negotiation and execution of this Agreement, or the performance by the parties of their respective obligations hereunder.

(i)Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall not have any right to indemnification under this Agreement with respect to any Damages or alleged Damages to the extent (i) such matter was included as a current liability in the calculation of the Final Net Working Capital or (ii) such matter was an item included in the Final Indebtedness or the Final Transaction Expenses (in each case, as finally determined pursuant to Section 1.05); provided that nothing in this first sentence of this Section 11.05(i) shall limit the Purchaser’s indemnification rights with respect to Section 11.01(c). For the avoidance of doubt, in no event shall the Purchaser be entitled to receive any double recovery for the same amounts under both Section 1.05 and Section 11.01. Without limiting the generality of the foregoing, there shall be no recovery for any Taxes or Damages (A) based on any claim of the unavailability in a Tax period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax asset or attribute generated or arising in a Pre-Closing Tax Period, or (B) attributable to a Tax period (or portion thereof) beginning after the Closing Date resulting from a breach of or inaccuracy in any representation or warranty set forth in Section 3.07 (other than Sections 3.07(d), 3.07(h), 3.07(j), 3.07(k), 3.07(m) and/or 3.07(o)). The Purchaser may not avoid the limitations on liability set forth in this Section 11.05 by seeking damages for breach of contract or tort or pursuant to any other theory of liability.

(j)Any payments made to a party pursuant to this Article 11 shall be treated as an adjustment to the Purchase Price for Tax purposes to the extent permitted by Law. Each of the parties shall file all Tax Returns in a manner consistent with the foregoing.

11.06    Indemnity Escrow Account Release. (a) Except for the Purchaser pursuant to Section 1.04(a)(iii), no Person (including, without limitation, the Securityholder Indemnified Parties) shall have any obligation to fund the Escrow Amount, and (b) except for any amounts with respect to which the Purchaser shall have, prior to the General Survival Period Termination Date, previously made a claim pursuant to the procedures set forth in this Article 11 and for which the obligations to indemnify, if any, shall not have been previously satisfied from the Indemnity Escrow Account (the “Outstanding Escrow Claims”), title and all rights to any excess funds remaining in the Indemnity Escrow Account shall transfer to the Seller Representative (for the benefit of the Securityholders) on the day after the General Survival Period Termination Date and the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to promptly release any amount in the Indemnity Escrow Account in excess of the Outstanding Escrow Claims to the Seller Representative (for the benefit of the Securityholders). As soon as any Outstanding Escrow Claim is resolved pursuant to the procedures set forth in this Article 11, the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to release any remaining amounts in the Indemnity Escrow Account held solely in respect of such Outstanding Escrow Claim pursuant to the terms of the Escrow Agreement to the Seller Representative (for the benefit of the Securityholders).

11.07    Interim Breach Escrow Account Funding and Release. If the Purchaser shall have made, prior to the Closing, one or more Interim Breach Claims that are not, in the Purchaser’s good faith judgment, fully resolved prior to the Closing, then the Interim Breach Escrow Amount shall be funded into the Interim Breach Escrow Account at the Closing in accordance with Section 1.04(a)(iii). Upon final resolution of an Interim Breach Claim, title and all rights to any excess funds remaining in the Interim Breach Escrow Account (excluding funds held in respect of any other Interim Breach Claim(s) that remain outstanding) shall transfer to the Seller Representative (for the benefit of the Securityholders) on the day after any outstanding Interim Breach Claim is finally resolved pursuant to the procedures set forth in this Article 11 and the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to release any remaining amounts in the Interim Breach Escrow Account held solely in respect of such resolved Interim Breach Claim pursuant to the terms of the Escrow Agreement to the Seller Representative (for the benefit of the Securityholders).

ARTICLE 12
DEFINITIONS

12.01    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accounting Principles” means those principles, classifications, processes and methodologies set forth on Exhibit C hereto.
“Acquired Company” means each of Syntron Corp, Holdco and each of their respective Subsidiaries; provided that Technisys, Inc. shall not be deemed an Acquired Company at or after the Closing (other than for purposes of Article 3 and Article 5).
“Acquired Company Financials” means (i) historical consolidated financial statements for the Acquired Companies for the fiscal year ended 2017 and, if applicable, for the relevant quarterly periods of 2018, in a form that complies with the requirements of Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X of the SEC for a business acquisition required to be described in answer to Item 2.01 of Form 8-K, including information required in order for the Purchaser to prepare the pro forma financial information required by Item 9.01 of Form 8-K, (ii) an unqualified report with respect to the financial statements for the Acquired Companies for the fiscal year ended 2017 from the Acquired Companies’ independent accounting firm stating that such financial statements present fairly, in all material respects, the consolidated financial position, as well as the consolidated results of operations and cash flows, of the Acquired Companies for the periods covered by such financial statements, in conformity with GAAP and (iii) such additional information and documents, including consents and reliance letters from the Acquired Companies’ independent accounting firm, as the Purchaser may reasonably request in order to comply with the requirements for financial statements included in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and any amendments to any of the foregoing) filed under the Exchange Act, as applicable.
“Actual Fraud” means (i) a representation or warranty made by the Acquired Companies in Article 3 or by the Sellers in Article 5 was false when made, (ii) such representation or warranty was made with knowledge or belief by any of the Acquired Companies or the applicable Seller that such representation or warranty was false, (iii) such representation or warranty was made with an intent to induce the Purchaser to act or refrain from acting, (iv) action taken, or action not taken, by the Purchaser resulted from a reasonable reliance on such representation or warranty, and (v) the Purchaser incurred Damages by reason of such reliance.
“Adjustment Escrow Account” means the segregated escrow account maintained by the Escrow Agent pursuant to the Escrow Agreement in order to hold the Adjustment Escrow Amount.
“Adjustment Escrow Amount” means $500,000.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax).
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.
“Calculation Time” means 12:01 a.m. Central Time on the Closing Date.
“Cash” means, with respect to any Acquired Company, all cash, cash equivalents and marketable securities held by such Acquired Company, determined in accordance with GAAP. For the avoidance of doubt, Cash shall (i) be calculated net of issued but uncleared checks and drafts and payroll clearing accrual, (ii) include checks and drafts deposited for the account of such Acquired Company but not yet reflected as available proceeds in such Acquired Company’s account, and (iii) not include banker’s acceptance drafts or similar instruments issued in China.
“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act.
“Chinese Capital Gains Tax” means any Chinese enterprise income Tax levied by any Chinese Tax authority with respect to any capital gain derived from an indirect transfer of the ownership in a Chinese Subsidiary arising from the transactions contemplated by this Agreement.
“Claim Notice” means written notification which contains, to the extent then known, (i) a description and, to the extent then estimable, a good-faith estimate of the Damages incurred or reasonably expected to be incurred by the Indemnitee and the Claimed Amount of such Damages, (ii) a statement that the Indemnitee is entitled to indemnification under Article 11 for such Damages and a reasonable explanation of the basis therefor (including citations to the specific section(s) of this Agreement), and (iii) a demand for payment in the amount of such Damages.
“Claimed Amount” means, to the extent then known, the amount of any Damages incurred or reasonably expected to be incurred by the Indemnitee in connection with a claim for indemnification pursuant to Article 11.
“COBRA” means the requirements for continuation health coverage under Section 601 et seq. of ERISA and Section 4980B of the Code and any comparable state statutes.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Employee” means any employee (whether current or former) of the Acquired Companies.
“Controlling Party” means the party controlling the defense of any Third Party Action.
“Customer Offering” means (i) the products that any Acquired Company (a) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, (b) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties since January 1, 2015, or (c) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future, and (ii) the services that any Acquired Company (a) currently provides or makes available to third parties, (b) has provided or made available to third parties since January 1, 2015, or (c) currently plans to provide or make available to third parties in the future.
“Damages” means any and all claims, debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs and costs of investigators, in each case paid in connection with a Third Party Action, and any reasonably incurred fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution procedures).
“Dispute” means the dispute resulting if the Indemnitor in a Response disputes the liability of the Indemnitor for all or any part of a Claimed Amount.
“Employee Benefit Plans” means all (i) “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), together with plans or arrangements that would be so defined if they were not (a) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (b) maintained outside the United States or (c) individually negotiated or applicable only to one individual and (ii) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at-will employment that can be terminated at no cost to the Acquired Companies), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Environmental Requirements” means any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) odors and air, water and noise pollution; (iii) drinking water, groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including leaks, emissions, discharges, injections, spills, escapes, dumping, or other emitting of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of fish and wildlife, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; (ix) landfills and open dumps; and (x) health and safety of employees and other persons. As used above, the terms “release” and “environment” shall have the meanings set forth in CERCLA, provided that the term “environment” shall not include the United States jurisdictional limitations of CERCLA and shall include the indoor environment.
“ERISA” shall have the meaning set forth in the definition of Employee Benefit Plans.
“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included any Acquired Company.
“Escrow Accounts” means the Adjustment Escrow Account, the Indemnity Escrow Account and the Interim Breach Escrow Account, collectively.
“Escrow Amount” means the sum of (i) the Adjustment Escrow Amount, (ii) the Indemnity Escrow Amount, and (iii) the Interim Breach Escrow Amount.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expected Claim Notice” means a notice that, as a result of a Legal Proceeding instituted by or written claim made by a third party, the Indemnitee reasonably expects to incur Damages for which it is entitled to indemnification under Article 11.
“Export Control Rules” means all Laws of any Governmental Authority relating to the import or export of goods, technology, or services or trading embargoes or other trading restrictions, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the Export Administration Regulations, the International Economic Emergency Powers Act, and executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and comparable foreign Laws.
“Fundamental Purchaser Representations” shall mean the representations and warranties set forth in Section 4.01 (Organization and Power), Section 4.02 (Authorization; No Breach; Valid and Binding Agreement) (excluding clauses (ii) and (iii) of Section 4.02(b)) and Section 4.05 (Brokerage).
“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a) (Organization and Power), Section 3.02 (Capitalization; Subsidiaries), Section 3.03 (Authorization;

No Breach; Valid and Binding Agreement) (but excluding clauses (B) and (C) of Section 3.03(b)), Section 3.05(a) (Absence of Material Adverse Effect), Section 3.07 (Tax Matters), Section 3.12 (Employee Benefit Plans) (but solely to the extent related to Taxes), Section 3.20 (Affiliated Transactions), Section 3.21 (Brokerage), Section 5.01(a) (Organization), Section 5.02 (Authorization; No Breach; Valid and Binding Agreement) (but excluding clauses (ii) and (iii) of Section 5.02(b)), Section 5.03 (Ownership of Purchased Interests) and Section 5.04 (Brokerage).
“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the periods presented.
“General Rep Deductible/Cap Amount” shall equal $895,000; provided that, with respect to Interim Breach Claims, the “General Rep Deductible/Cap Amount” shall equal $895,000 plus the Interim Breach Escrow Amount.
“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, bid, change order, arrangement or other commitment of any kind between any Acquired Company, on the one hand, and any Governmental Authority or prime contractor or subcontractor to a Governmental Authority, on the other hand.
“Governmental Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitral tribunal or any other public authority, whether foreign, federal, state or local, or any applicable self-regulatory organization.
“Indebtedness” means, with respect to any Person as of any particular time, (i) all indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness or other obligation incurred for the deferred purchase price of property, assets or services (including earnout, milestone and similar obligations) with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables included as current liabilities in the Estimated Net Working Capital or Final Net Working Capital and incurred in the ordinary course of business), (iv) any obligation in respect of accrued and unpaid management fees payable by such Person, (v) the face amount of all letters of credit issued for the account of such Person, excluding the undrawn letter(s) of credit issued to customers and set forth on Schedule 12.01(a), (vi) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens, (vii) all obligations under capital leases, (viii) all unfunded pension obligations of such Person, (ix) all bankers acceptances and overdrafts, (x) with respect to any indebtedness, obligation, claim or liability of a type described in clauses (i) through (ix) above, all accrued and unpaid interest, fees or penalties owing by such Person with respect thereto, including as a result of prepayment or discharge, (xi) direct guarantees with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (x) above, and (xii) the Repatriation Adjustment.
“Indemnity Escrow Account” means the segregated escrow account maintained by the Escrow Agent pursuant to the Escrow Agreement in order to hold the Indemnity Escrow Amount.
“Indemnity Escrow Amount” means $895,000.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets, confidential information, know-how and inventions; and (vi) computer software.
“Interim Breach Claim” means a claim pursuant to which a Claim Notice is delivered prior to the Closing in respect of a breach of any representation or warranty set forth in Article 3 or Article 5, (i) which breach first arises and is identified after the date of this Agreement and prior to the Closing, and (ii) the Purchaser has “Actual Knowledge” (as defined in the R&W Policy) of such “Breach” (as defined in the R&W Policy).
“Interim Breach Escrow Account” means the segregated escrow account maintained by the Escrow Agent pursuant to the Escrow Agreement to be funded at the Closing if the Interim Breach Escrow Amount exceeds $0.
“Interim Breach Escrow Amount” means $0; provided that if any Interim Breach Claim is delivered and not resolved prior to the Closing, the Interim Breach Escrow Amount shall equal the lesser of (i) $447,500 and (ii) fifty percent (50%) of the Purchaser’s good faith estimate of the Damages that would reasonably be expected to arise from all such unresolved Interim Breach Claims.
“Knowing Misrepresentation” means that, to the actual knowledge of any of the employees listed on Schedule 9.04, a representation or warranty set forth in Article 3 or Article 5 was incorrect when made.
“Law” means any law (including common law), statute, code, rule, regulation, judgment, injunction, order, decree, Permit or other binding action or requirement of a Governmental Authority.
“Legal Proceeding” means any action, suit, proceeding (including any civil, criminal or administrative proceeding, at law or in equity), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Authority or before any arbitrator.
“Liens” means liens, mortgages, pledges, security interests, charges and encumbrances (whether arising by contract or by operation of Law).
“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with all other changes, effects, events, occurrences, states of facts or developments, has been, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, capitalization, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that none of the following, to the extent arising after the date hereof, shall be deemed, either alone or in combination, to constitute, and none of the following, to the extent arising after the date hereof, shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development to the extent attributable to (i) the announcement, in and of itself, or pendency of the transactions contemplated by this Agreement; (ii) conditions generally affecting any industry in which the Acquired Companies participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Acquired Companies operate; (iii) the taking of any action, or failing to take any action, at the written request of the Purchaser, or the taking of any action by the Purchaser; (iv) any change in applicable Laws or the interpretation thereof; (v) any change in GAAP or other accounting requirements or principles; (vi) any failure by the Acquired Companies, taken as a whole, to meet financial forecasts, projections or estimates (but not the reasons underlying such failure unless such reasons are covered by one of the other clauses of this definition); or (vii) changes to national or international political conditions, including without limitation, the commencement or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America; provided that such matters in the case of the foregoing clauses (ii), (iv), (v) and (vii) shall be taken into account in determining whether there has been or is or would reasonably be expected to be a Material Adverse Effect to the extent such change or effect has a disproportionate impact on the Acquired Companies, taken as a whole, as compared to other Persons engaged in the industries or lines of businesses in which the Acquired Companies participate; provided, further, that the exceptions contained in the foregoing clause (i) shall not apply to changes, effects, events, occurrences, states of facts or developments arising from a breach of Section 3.03(b), Section 3.11 or Section 5.02(b).
“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, hazardous materials, other hazardous, radioactive or toxic substances, oil, petroleum and petroleum products (and fractions thereof), PCBs, asbestos, or any other substance (or article containing such substance) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.
“Net Working Capital” means (i) current assets (excluding Cash and deferred Tax assets) of the Acquired Companies minus (ii) current liabilities (including current Taxes and customer deposits but excluding (a) Indebtedness, (b) Transaction Expenses, (c) deferred Tax liabilities, and (d) payroll clearing accrual) of the Acquired Companies, in each case determined in accordance with GAAP using, to the extent consistent with GAAP, the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology (including without limitation as to the establishment of reserves), as were used in preparation of the Latest Balance Sheet and in accordance with the Accounting Principles, and not including any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. An example calculation of Net Working Capital is attached as Exhibit D hereto and the parties hereto agree that only the line items set forth on Exhibit D shall be used in any calculation of Net Working Capital pursuant to this Agreement.
“Non-controlling Party” means the party not controlling the defense of any Third Party Action.
“Operating Agreements” means (i) that certain Limited Liability Company Agreement of Syntron Corp, dated as of April 30, 2014, as may be amended from time to time, and (ii) that certain Amended and Restated Limited Liability Company Agreement of Holdco, dated as of April 30, 2014, as may be amended from time to time.
“Option” means an issued and outstanding option to purchase equity interests in Holdco.
“Optionholder” means each holder of an Option.
“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person, and (ii) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Authority (including those issued or required under Environmental Requirements and those relating to the occupancy or use of owned or leased real property).
“Permitted Liens” means (i) statutory liens for current Taxes not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not yet delinquent; (iii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (iv) liens securing rental payments under capital lease arrangements; and (v) non-exclusive licenses for Intellectual Property granted to end user customers in the ordinary course of business.
“Person” means an individual, a sole proprietorship, a partnership, a limited liability partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or any Governmental Authority.
“Post-Closing Percentage Interest” means, (i) with respect to each Seller, the percentage set forth across from such Seller’s name on Exhibit E hereto in the column titled “Post-Closing Percentage Interest”, and (ii) with respect to each Optionholder, the percentage set forth across from such Optionholder’s name on Exhibit E hereto in the column titled “Post-Closing Percentage Interest”.
“Pre-Closing Percentage Interest” means, with respect to each Seller, the percentage set forth across from such Seller’s name on Exhibit E hereto in the column titled “Pre-Closing Percentage Interest”.
“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the day of the Closing Date.
“Purchased Holdco Interest Purchase Price” means an amount equal to product of (i) the sum of (a) the Purchase Price (as finally determined under this Agreement), plus (b) the Syntron Corp Indebtedness, minus (c) the Syntron Corp Cash, multiplied by (ii) the Pre-Closing Percentage Interest of the Holdco Seller.
“Purchased Syntron Corp Interest Purchase Price” means an amount equal to (i) the Syntron Corp Base Consideration, minus (ii) the Syntron Corp Indebtedness, plus (iii) the Syntron Corp Cash.
“Purchaser Indemnified Parties” means the Purchaser and its Affiliates (including the Acquired Companies).
“R&W Policy” means a representation and warranty insurance policy issued in favor of the Purchaser and the other named insureds in connection with the transactions contemplated by this Agreement.
“Related Documents” means the Escrow Agreement and each other agreement, document, certificate or instrument delivered pursuant to, or in connection with, this Agreement.
“Repatriation Adjustment” means $1,500,000.
“Representative Expense Account” means a segregated account where the Representative Expense Amount is held for disbursement by the Seller Representative.

“Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, volunteers, temporary workers, equityholders, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.
“Response” means a written response containing the information provided for in Section 11.03(d).
“Restructuring Transactions” means, collectively, the transactions set forth on the Restructuring Step Chart attached as Exhibit B hereto.
“Securities Act” means the Securities Act of 1933, as amended.
“Securityholder Indemnified Parties” means the Securityholders and their respective Affiliates.
“Securityholders” means, collectively, each Seller and each Optionholder.
“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (other than a corporation) of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity (other than a corporation) if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member or general partner of such partnership, limited liability company, association or other business entity.
“Syntron Corp Base Consideration” means an amount equal to product of (i) the sum of (a) the Purchase Price (as finally determined under this Agreement), plus (b) the Syntron Corp Indebtedness, minus (c) the Syntron Corp Cash, multiplied by (ii) the aggregate Pre-Closing Percentage Interest of the Corp Sellers.
“Syntron Corp Cash” means the Cash of Syntron Corp included in the Final Cash.
“Syntron Corp Indebtedness” means the Indebtedness of Syntron Corp included in the Final Indebtedness.
“Target Net Working Capital” means $12,108,918.
“Tax” or “Taxes” means any and all (i) taxes, including, without limitation, any federal, state, local or non-U.S. income, gross receipts, corporation, ad valorem, premium, net worth, franchise, estimated, alternative minimum, add‑on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, real property, personal property, capital stock, capital gains, documentary, recapture, disability, registration, recording, license, lease, service, service use, social security, unemployment, payroll, employee or other withholding, employment, insurance, national insurance, business license, business organization, environmental, workers compensation, profits, occupation, windfall profits, or other tax of any kind whatsoever, including any interest, fines, penalties or additions to tax or additional amounts in respect of the foregoing, and (ii) charges, fees, duties, contributions, levies or other similar assessments or liabilities, in each case, in the nature of a tax that is imposed by a Tax authority.
“Tax Returns” means any return, report, information return, declaration or statement related to Taxes (including schedules or attachments thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
“Third Party Action” means any Legal Proceeding by a Person other than a party hereto for which indemnification may be sought by the Purchaser under Article 11.
“Transaction Expenses” means (i) all fees and expenses of the Acquired Companies incurred in connection with the negotiation, preparation and execution of this Agreement, the consummation of the transactions contemplated hereby, including any such legal, accounting, transaction, closing and investment banking fees, costs and expenses, (ii) all Option Surrender Payments, (iii) all transaction or retention bonuses or similar payments that are due to any employee, officer or director as a result of and in connection with the consummation of the transactions contemplated hereby pursuant to any agreement entered into by any Acquired Company prior to the Closing, and (iv) the employer’s share of Taxes payable with respect to all such amounts described in the foregoing clauses (ii) and (iii). For the avoidance of doubt, Transaction Expenses shall include those fees and expenses set forth on the Transaction Expenses Schedule.
“Transaction Tax Deductions” means, without duplication, to the extent deductible for U.S. federal income Tax purposes by an Acquired Company, the sum of (i) transaction bonuses, change in control payments, severance payments, retention payments or similar payments made by any Acquired Company in connection with the transactions contemplated by this Agreement, in each case to the extent such amounts were included in the calculation of the Final Transaction Expenses or as a liability in the Final Net Working Capital or reduced the Final Cash, (ii) the fees, expenses and interest incurred by any Acquired Company with respect to the payment of the Indebtedness (including, for the avoidance of doubt, amounts treated as interest for U.S. federal income Tax purposes, any breakage fees or accelerated deferred financing fees, whether paid before, at or after the Closing), in each case to the extent such amounts were included in the calculation of the Final Indebtedness or as a liability in the Final Net Working Capital or reduced the Final Cash, (iii) all fees, costs and expenses incurred by any Acquired Company in connection with or incident to this Agreement and the consummation of the transactions contemplated hereby, including any such legal, accounting, transaction, closing and investment banking fees, costs and expenses, in each case, in connection with the transactions contemplated hereby, in each case to the extent such amounts were included in the calculation of the Final Transaction Expenses or reduced the Final Cash, and (iv) any other amounts included in the calculation of Final Transaction Expenses (whether paid prior to or following the Closing). The parties hereto agree to apply the safe harbor to any success-based fees pursuant to Revenue Procedure 2011-29, 2011-18 IRB 746.
“Treasury Regulations” means the Treasury Regulations promulgated under the Code.
12.02    Other Definitional Provisions.

(a)Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b)Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

12.03    Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.
401(k) Plan	6.06
Agreed Amount	11.03(d)
Agreement	Preamble
Allocation Schedule	9.01(h)(ii)
Allocation Statement	9.01(h)(ii)
Anti-Bribery Laws	3.17
Audit Adjustment Tax Benefit	9.01(l)
Authorized Action	10.03(c)
Base Consideration	1.02(a)
Closing	1.07
Closing Balance Sheet	1.05(a)
Closing Date	1.07
Company Intellectual Property	3.09(a)
Company Plan	3.12(a)
Confidentiality Agreement	9.03(a)
Corp Sellers	Preamble
D&O Indemnitee	7.02(a)
Designated Contacts	6.02
Disclosure Schedules	Article 3
Dispute Resolution Auditor	1.05(b)
Distribution	1.04(d)(vii)
Election Notice	6.06
Electronic Delivery	13.13
End Date	8.01(d)
Escrow Agent	1.04(a)(iii)
Escrow Agreement	1.04(a)(iii)
Estimated Cash	1.03
Estimated Indebtedness	1.03
Estimated Net Working Capital	1.03
Estimated Transaction Expenses	1.03
Excess Amount	1.05(d)
Exhausted	11.05(c)
Final Cash	1.05(b)
Final Indebtedness	1.05(b)
Final Net Working Capital	1.05(b)
Final Transaction Expenses	1.05(b)
Financial Statements	3.04(a)

Foreign Plan	3.12(j)
General Survival Period Termination Date	11.04(a)
Holdco	Preamble
Holdco Interests	Recitals
Holdco Seller	Preamble
Holdco Tax Returns	9.01(b)(i)
Honigman	9.06
HSR Act	3.11
Indemnitee	11.03(a)
Indemnitee Affiliates	7.02(d)
Indemnitor	11.03(a)
Latest Balance Sheet	1.05(a)
Leased Real Property	3.06(b)
Material Contracts	3.08(a)
New End Date	13.17
Objections Statement	1.05(b)
Option Surrender Agreement	Recitals
Option Surrender Payment	1.04(b)
Outstanding Escrow Claims	11.06
Preliminary Purchase Price	1.02(b)
Preliminary Statement	1.05(a)
Privileged Communications	9.06
Proprietary Information	9.03(b)
Purchase Price	1.02(a)
Purchased Holdco Interests	Recitals
Purchased Interests	Recitals
Purchased Syntron Corp Interests	Recitals
Purchaser	Preamble
Real Property Leases	3.06(b)
Repaid Indebtedness	1.04(c)
Representative Expense Amount	1.04(a)(v)
Restricted Persons	3.18(d)
RSM	1.05(b)
Section 754 Election	9.01(b)(i)
Seller Group	4.07
Seller Representative	Preamble
Sellers	Preamble
Shortfall Amount	1.05(c)
Specified Matter	9.06
Syntron Corp	Preamble
Syntron Corp Interests	Recitals
Tax Matter	9.01(k)(ii)
Transaction Expenses Schedule	1.03
Transfer Taxes	9.01(d)
WARN Act	3.13(i)

ARTICLE 13
MISCELLANEOUS

13.01    Expenses. Except as otherwise expressly provided herein, the Sellers, on the one hand, and the Purchaser, on the other hand, shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement; provided that the Sellers, on the one hand, and the Purchaser, on the other hand, shall each bear fifty percent (50%) of the fees and expenses of the Escrow Agent.

13.02    Knowledge Defined.  For purposes of this Agreement, “the Acquired Companies’ knowledge” as used herein shall mean the knowledge of those employees listed on Schedule 9.04, in each case after due and reasonable inquiry.

13.03    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) on the date of confirmation of receipt when transmitted by email, (c) the Business Day following the day on which the same has been delivered to a reputable national overnight delivery service (charges prepaid) or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the recipient party to the sending party:

Notices to the Purchaser or (following the Closing) to any Acquired Company:
Kadant Inc.
One Technology Park Drive
Westford, MA 01886
Attention:    Stacy D. Krause, Vice President, General Counsel and Secretary
Email:    stacy.krause@kadant.com

with a copy (which shall not constitute notice) to:
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Facsimile:    (617) 526-5000
Attention:    Hal J. Leibowitz, Esq. and Andrew R. Bonnes, Esq.
Email:    hal.leibowitz@wilmerhale.com
andrew.bonnes@wilmerhale.com

Notices to the Sellers, the Seller Representative or (prior to the Closing) to any Acquired Company:

Levine Leichtman Capital Partners Private Capital Solutions, L.P.
345 North Maple Drive, Suite 300
Beverly Hills, CA 90210
Attention:     David I. Wolmer
Email:    dwolmer@llcp.com

with a copy (which shall not constitute notice) to:

Honigman Miller Schwartz and Cohn LLP
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226
Attention: Joshua F. Opperer and Jacob D. Drouillard
Email: jopperer@honigman.com
jdrouillard@honigman.com

13.04    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (a) by the Purchaser or, after the Closing, Holdco or Syntron Corp, without the prior written consent of the Seller Representative, or (b) by any of the Sellers, the Seller Representative or, prior to the Closing, Holdco or Syntron Corp, without the prior written consent of the Purchaser. Notwithstanding the immediately preceding sentence, the Purchaser may, without the prior written consent of the Seller Representative, assign or transfer its rights under this Agreement to any of its Affiliates; provided, further, however, in any case, that no such assignment or transfer shall relieve the assigning party of its obligations or agreements hereunder or require the other party hereunder to resort to any such assignee or transferee prior to seeking any remedies against the assigning or transferring party permitted under or pursuant to this Agreement. Any attempted assignment or transfer in violation of this Section 13.04 shall be null and void.

13.05    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If the final and non-appealable judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

13.06    References.  The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits and Disclosure Schedules hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit or Disclosure Schedule hereto. All references to days or months shall be deemed references to calendar days or months unless otherwise specified. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section”, “Exhibit” or “Disclosure Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof”, “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. Definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time. References to a Person are also to its permitted successors and assigns. References to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder. All references to “the ordinary course of business” shall be deemed references to the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

13.07    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Person shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

13.08    Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended only in a writing signed by the Purchaser, Holdco, Syntron Corp and the Seller Representative. No waiver of any provision hereunder, or any breach, default or misrepresentation hereunder, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, default or misrepresentation.

13.09    Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

13.10    Third‑Party Beneficiaries. Other than Section 7.02, which is for the benefit of, and shall be enforceable by, the D&O Indemnitees, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, claim or benefit under or with respect to this Agreement or any provision of this Agreement.

13.11    Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE AND

REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.12    Purchaser Deliveries. When reference is made in this Agreement to information that has been “made available” to the Purchaser, that shall consist of only the documents or other items delivered to the Purchaser or its representatives prior to the execution of this Agreement, and all documents or other items made available to the Purchaser and its representatives in the Acquired Companies’ electronic data room hosted by Intralinks and located at https://services.intralinks.com no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date hereof.

13.13    Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of electronic mail or comparable technology (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

13.14    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

13.15    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Disclosure Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

13.16    Consent to Jurisdiction. SUBJECT TO THE PROVISIONS OF SECTION 1.05 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES HERETO AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE

STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 13.03 OF THIS AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

13.17    Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, may not be an adequate remedy, could occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (a) the parties hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof in the courts described in Section 13.16 without proof of damages or posting a bond or other form of security, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law; provided that the foregoing shall not prohibit the Purchaser from asserting that this Agreement does not require it to consummate the transactions contemplated hereby (or to take any other action) and to assert equitable defenses (such as “unclean hands”), but excluding the assertion that a remedy of monetary damages would provide an adequate remedy. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.17 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date, any party hereto brings any action, in each case in accordance with Section 13.16, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended (i) for the period during which such action is pending, plus ten (10) Business Days, or (ii) by such other time period established by the court presiding over such action, as the case may be; provided, however, that the Purchaser shall not be required to effect the Closing during such an extension prior to the date that is three (3) Business Days following the receipt by the Purchaser of the audited consolidated balance sheet of Syntron Material Handling Holdings, LLC and its Subsidiaries as of December 31, 2018 and the related audited statement of income and cash flows for the fiscal year then ended (such date, the “New End Date”), and such an extension of the End Date shall be further extended until the New End Date; provided, further, that in no event shall the End Date be extended pursuant to this Section 13.17 beyond June 30, 2019. Notwithstanding anything herein to the contrary, in no event shall this Section 13.17 be used to require any party hereto to remedy any breach of any representation or warranty made herein unless a covenant made herein separately requires such action.

* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Equity Purchase Agreement on the day and year first written above.

Syntron Corp:	LLCP PCS ALTERNATIVE SYNTRON, LLC By: LLCP PCS GP, LLC Its: Manager By: Levine Leichtman Capital Partners, LLC Its: Managing Member
By: /s/ David Wolmer Name: David Wolmer
Its: Vice President

Holdco:	SYNTRON MATERIAL HANDLING GROUP, LLC
By: /s/ Andy Blanchard Name: Andy Blanchard
Its: President and Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

Holdco Seller:	SMH EQUITY, LLC By: /s/ David Wolmer Name: David Wolmer Its: President

[Signature Page to Equity Purchase Agreement]

Corp Sellers:
PCS ALTERNATIVE CORP SELLER 1, LLC By: /s/ David Wolmer Name: David Wolmer Its: Authorized Person
PCS ALTERNATIVE CORP SELLER 2, LLC By: /s/ David Wolmer Name: David Wolmer Its: Authorized Person

[Signature Page to Equity Purchase Agreement]

Seller Representative:	LEVINE LEICHTMAN CAPITAL PARTNERS PRIVATE CAPITAL SOLUTIONS, L.P.
By: LLCP PCS GP, LLC Its: General Partner By: Levine Leichtman Capital Partners, LLC Its: Managing Member By: /s/ David Wolmer Name: David Wolmer Its: Vice President

[Signature Page to Equity Purchase Agreement]

Purchaser:	KADANT INC.
By: /s/ Jeffrey L. Powell Name: Jeffrey L. Powell
Its: Executive Vice President and Co-Chief Operating Officer

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

FORM OF ESCROW AGREEMENT

EXECUTION VERSION

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of _________, 2019 (this “Agreement”), is by and among Kadant Inc., a Delaware corporation (“Purchaser”), Levine Leichtman Capital Partners Private Capital Solutions, L.P., a Delaware limited partnership (the “Seller Representative” and, together with Purchaser, the “Parties”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as escrow agent hereunder (“Escrow Agent”).

BACKGROUND

A. (i) LLCP PCS Alternative Syntron, LLC, a Delaware limited liability company (“Syntron Corp”), (ii) Syntron Material Handling Group, LLC, a Delaware limited liability company (“Holdco”), (iii) PCS Alternative Corp Seller 1, LLC, a Delaware limited liability company, and PCS Alternative Corp Seller 2, LLC, a Delaware limited liability company (collectively, the “Corp Sellers”), (iv) SMH Equity, LLC, a Delaware limited liability company (“Holdco Seller” and, together with the Corp Sellers, collectively, the “Sellers”), (v) Purchaser, and (vi) the Seller Representative, have entered into an Equity Purchase Agreement, dated as of December 9, 2018 (the “Underlying Agreement”), pursuant to which Purchaser is acquiring Syntron Corp and Holdco by means of the purchase of (a) all of the issued and outstanding equity interests of Syntron Corp and (b) all of the equity interests of Holdco owned by Holdco Seller, with the remaining issued and outstanding equity interests of Holdco being retained by Syntron Corp.

B. The Underlying Agreement provides that Purchaser shall deposit the Adjustment Escrow Amount (as defined below), the Interim Breach Escrow Amount (as defined below), and the Indemnity Escrow Amount (as defined below) in segregated escrow accounts to be held by Escrow Agent pursuant to this Agreement for the purposes of (i) providing security for any adjustment to the amount of the Preliminary Purchase Price pursuant to Section 1.5 of the Underlying Agreement, and (ii) securing the indemnification obligations of the Securityholders (as defined in the Underlying Agreement) set forth in Article 11 of the Underlying Agreement.

C. Escrow Agent has agreed to accept, hold, and disburse the funds deposited with it and any earnings thereon in accordance with the terms of this Agreement.

D. The Parties acknowledge that (i) Escrow Agent is not a party to and has no duties or obligations under the Underlying Agreement, (ii) all references in this Agreement to the Underlying Agreement are solely for the convenience of the Parties, and (iii) Escrow Agent shall have no implied duties beyond the express duties set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1.    Definitions. The following terms shall have the following meanings when used herein:

“Adjustment Escrow Amount” means the sum of $500,000.00 deposited with Escrow Agent pursuant to Section 3.

“Business Day” shall mean any day, other than a Saturday, Sunday or legal holiday, on which Escrow Agent at its location identified in Section 14 is open to the public for general banking purposes.

“Escrow Funds” shall mean the funds deposited with Escrow Agent pursuant to Section 3, together with any interest and other income thereon.

“Final Order” shall mean a final and nonappealable judgment, order, award or determination of a court of competent jurisdiction regarding the disbursement of Escrow Funds.

“Indemnity Escrow Amount” means the sum of $895,000.00 deposited with Escrow Agent pursuant to Section 3.

“Interim Breach Escrow Amount” means the sum of zero dollars deposited with Escrow Agent pursuant to Section 3.

“Joint Written Direction” shall mean a written direction executed by each of the Parties and directing Escrow Agent to disburse all or a portion of the Escrow Funds or to take or refrain from taking any other action pursuant to this Agreement. A Joint Written Direction directing Escrow Agent to disburse all or a portion of the Escrow Funds shall be in substantially the form of Attachment 1.

2.    Appointment of and Acceptance by Escrow Agent. The Parties hereby appoint Escrow Agent to serve as escrow agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Funds in accordance with Section 3, agrees to hold, invest and disburse the Escrow Funds in accordance with this Agreement.

3.    Deposit of Escrow Funds. Simultaneously with the execution and delivery of this Agreement, Purchaser will deposit (a) the Adjustment Escrow Amount, by wire transfer of immediately available funds, into an account designated by Escrow Agent (the “Adjustment Escrow Account”), (b) the Indemnity Escrow Amount, by wire transfer of immediately available funds, into an account designated by Escrow Agent (the “Indemnity Escrow Account”), and (c) the Interim Breach Escrow Amount, by wire transfer of immediately available funds, into an account designated by Escrow Agent (the “Interim Breach Escrow Account”). The Adjustment Escrow Account, the Indemnity Escrow Account, and the Interim Breach Escrow Account shall be segregated accounts and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party. Escrow Funds shall remain uninvested.

4.    Disbursements of Escrow Funds.

(a)    Escrow Agent shall disburse Escrow Funds at any time and from time to time, within two (2) Business Days of receipt of, and in accordance with, a Joint Written Direction. Such Joint Written Direction shall contain complete payment instructions, including wire transfer instructions or an address to which a check shall be sent. By signing this Agreement, each of the Parties agrees to execute and provide Joint Written Directions as are consistent with the provisions and intent of the Underlying Agreement and this Agreement.

(b)    Within two (2) Business Days of receipt of a written notification from either Party of a Final Order (with a copy of such written notification provided concurrently to the other Party), which notification will attach a copy of such Final Order, instructing Escrow Agent that a Party or other person is entitled to the release of Escrow Funds pursuant to the Underlying Agreement, Escrow Agent shall release such Escrow Funds in accordance with such Final Order and accompanying instructions. Any such Final

Order delivered to Escrow Agent shall be accompanied by a certificate from the Party delivering the Final Order (with a copy of such certificate provided concurrently to the other Party) confirming that such Final Order is final and nonappealable and issued from a court of competent jurisdiction, and that the accompanying instructions are in accordance with such Final Order. Escrow Agent shall be entitled to conclusively rely upon such certification and instructions and shall have no responsibility to make any determination as to whether the Final Order is from a court of competent jurisdiction or is final and nonappealable.

(c)    Prior to any disbursement, Escrow Agent shall have received reasonable identifying information regarding the recipient so that Escrow Agent may comply with its regulatory obligations and reasonable business practices, including without limitation a completed United States Internal Revenue Service (“IRS”) Form W-9 or Form W-8, as applicable. All disbursements of funds from Escrow Funds shall be subject to the fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 and Section 11.

(d)    Each of Purchaser and the Seller Representative may deliver written notice to Escrow Agent in accordance with Section 14 changing such Party’s wire transfer instructions, which notice shall be effective only upon receipt by Escrow Agent.

(e)     Escrow Agent shall, within five (5) Business Days of the end of each calendar month, deliver to Purchaser and the Seller Representative a statement setting forth (i) the aggregate amount of Escrow Funds so released or disbursed, (ii) the recipient of such disbursement or release, (iii) whether such disbursement or release was made from the Adjustment Escrow Account, the Indemnity Escrow Account, or the Interim Breach Escrow Account, and (iv) the respective balances of the Adjustment Escrow Account, the Indemnity Escrow Account, and the Interim Breach Escrow Account as of such date after giving effect to such disbursement or release. Promptly upon receipt of the Escrow Funds, Escrow Agent shall provide Purchaser and the Seller Representative with permissions to view the Adjustment Escrow Account, the Indemnity Escrow Account, and the Interim Breach Escrow Account via the Internet at no additional cost.

5.    Suspension of Performance; Disbursement into Court. If, at any time, (a) a dispute between the Parties exists with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of Escrow Agent hereunder, (b) Escrow Agent is unable to determine, to Escrow Agent’s reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or Escrow Agent’s proper actions with respect to its obligations hereunder, or (c) the Parties have not, within ten (10) days of receipt of a notice of resignation from Escrow Agent, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

(i)    suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the reasonable satisfaction of Escrow Agent or until a successor Escrow Agent shall have been appointed; and/or

(ii)    petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction, in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty and, to the extent required or permitted by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all remaining Escrow Funds.

Escrow Agent shall have no liability to Purchaser or the Seller Representative or their respective owners, shareholders or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise due to any delay, or alleged to have arisen out of or as a result of any delay, in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of Escrow Agent.

6. Investment of Funds. Based upon Purchaser’s and the Seller Representative’s prior review of investment alternatives, in the absence of further specific written direction to the contrary at any time that an investment decision must be made, Escrow Agent is directed to invest and reinvest the Escrow Funds in the investment identified in Schedule A.

All investments shall be made in the name of Escrow Agent. Escrow Agent may, without notice to Purchaser and the Seller Representative, sell or liquidate any of the foregoing investments at any time for any disbursement of Escrow Funds permitted or required hereunder and shall not be liable for any loss, cost or penalty resulting from any sale or liquidation of any such investment. All investment earnings shall become part of Escrow Funds and investment losses shall be charged against Escrow Funds. With respect to any Escrow Funds or investment instruction received by Escrow Agent after 11:00 a.m., U.S. Central Time, Escrow Agent shall not be required to invest applicable funds until the next Business Day. Receipt of Escrow Funds and investment and reinvestment of Escrow Funds shall be confirmed by Escrow Agent by an account statement.

7. Tax Reporting. Escrow Agent shall have no responsibility for the tax consequences of this Agreement and Purchaser and the Seller Representative shall consult with independent counsel concerning any and all tax matters. Except as otherwise provided in this Section 7, Purchaser and the Seller Representative (on behalf of the Securityholders (as defined in the Underlying Agreement)) jointly and severally agree to (a) assume all obligations imposed now or hereafter by any applicable tax law or regulation with respect to payments or performance under this Agreement and (b) request and direct Escrow Agent in writing with respect to withholding and other taxes, assessments or other governmental charges, and advise Escrow Agent in writing with respect to any certifications and governmental reporting that may be required under any applicable laws or regulations. Except as otherwise agreed by Escrow Agent in writing, Escrow Agent has no tax reporting or withholding obligation except with respect to Form 1099-B reporting on payments of gross proceeds under Internal Revenue Code Section 6045 and Form 1099 and Form 1042-S reporting with respect to investment income earned on Escrow Funds, if any. For each calendar quarter or portion thereof for which there are amounts in Escrow Funds, an amount in cash equal to twenty-five percent (25%) of the interest and other income earned during such calendar quarter with respect to Escrow Funds shall be distributed to Purchaser, to the account identified in writing by Purchaser, within five (5) Business Days of the end of such calendar quarter for the purpose of making the applicable tax payments for such income. To the extent that U.S. federal imputed interest regulations apply, Purchaser and the Seller Representative shall so inform Escrow Agent and provide Escrow Agent with all imputed interest calculations, and Escrow Agent shall report such imputed interest in accordance with the instructions provided by Purchaser and the Seller Representative. Escrow Agent shall rely solely on such provided calculations and information and shall have no responsibility for the accuracy or completeness of any such calculations or information. Purchaser and the Seller Representative shall provide Escrow Agent a properly completed IRS Form W-9 or Form W-8, as applicable, for each payee. If requested tax documentation is not so provided, Escrow Agent is authorized to withhold taxes as required by the United States Internal Revenue Code and related regulations. All interest and other income earned from the investment of Escrow Funds shall be allocated and reported to Purchaser for tax purposes.

8.    Resignation or Removal of Escrow Agent. Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving at least thirty (30) days’ prior written notice to Purchaser and the Seller Representative specifying a date when such resignation shall take effect and, after the date of such resignation, notwithstanding any other provision of this Agreement, Escrow Agent’s sole obligation will be to hold Escrow Funds pending appointment of a successor Escrow Agent. Similarly, Escrow Agent may be removed at any time by Purchaser and the Seller Representative giving at least thirty (30) days’ prior written notice to Escrow Agent specifying the date when such removal shall take effect. If Purchaser and the Seller Representative fail to jointly appoint a successor Escrow Agent prior to the effective date of such resignation or removal, Escrow Agent may petition a court of competent jurisdiction to appoint a successor escrow agent. The retiring Escrow Agent shall transmit all records pertaining to Escrow Funds and shall pay all Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable. After any retiring Escrow Agent’s resignation or removal, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement.

9.    Duties and Liability of Escrow Agent.

(a)    Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. Escrow Agent has no fiduciary or discretionary duties of any kind. Escrow Agent’s permissive rights shall not be construed as duties. Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including without limitation any other agreement between the Parties or any other persons even though reference thereto may be made herein and whether or not a copy of such agreement has been provided to Escrow Agent. Escrow Agent’s sole responsibility shall be for the safekeeping of Escrow Funds in accordance with Escrow Agent’s customary practices and disbursement thereof in accordance with the terms of this Agreement. Escrow Agent shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein or in a notice delivered pursuant to Section 14. This Agreement shall terminate upon the distribution of all Escrow Funds pursuant to any applicable provision of this Agreement, and Escrow Agent shall thereafter have no further obligation or liability whatsoever with respect to this Agreement or Escrow Funds.

(b)    Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines, which determination is not subject to appeal, that Escrow Agent’s fraud, bad faith, gross negligence or willful misconduct was the direct cause of any loss to Purchaser, the Seller Representative, or the Securityholders. Escrow Agent may retain and act hereunder through its agents.

(c)    Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent believes to be genuine and to have been signed or presented by the proper person or parties. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages or penalties of any kind (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such damages or penalty and regardless of the form of action.

(d)    Escrow Agent shall not be responsible for delays or failures in performance resulting from acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations, fire, communication line failures, computer viruses, attacks or intrusions, power failures, earthquakes or any other circumstance beyond its control. Escrow Agent shall not be obligated to take any legal action in connection with Escrow Funds, this Agreement or the Underlying Agreement or to appear in, prosecute or defend any such legal action. Purchaser and the Seller Representative are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. Escrow Agent shall have no liability to Purchaser or the Seller Representative, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all Escrow Funds escheat by operation of law.

(e)    Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving this Agreement, and, except to the extent that doing so would constitute fraud or bad faith of Escrow Agent, shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the advice of such counsel. Purchaser and the Seller Representative agree to perform or procure the performance of all further acts and things, and execute and deliver such further documents, as may be required by law or as Escrow Agent may reasonably request in connection with performing its duties hereunder. When any action is provided for herein to be done on or by a specified date that falls on a day other than a Business Day, such action may be performed on the next ensuing Business Day.

(f)    If any portion of Escrow Funds is at any time attached, garnished or levied upon, or otherwise subject to any writ, order, decree or process of any court, or in case disbursement of Escrow Funds is stayed or enjoined by any court order, Escrow Agent is authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders, decrees or process so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction; and if Escrow Agent relies upon or complies with any such writ, order, decree or process, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even if such order is reversed, modified, annulled, set aside or vacated.

(g)    Escrow Agent and any stockholder, director, officer or employee of Escrow Agent may buy, sell and deal in any of the securities of any other party hereto and contract with and lend money to any other party hereto and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude Escrow Agent from acting in any other capacity for any other party hereto or for any other person or entity.

(h)    In the event instructions, including but not limited to funds transfer instructions, address change instructions or contact information change instructions are given to Escrow Agent (other than in writing at the time of execution of this Agreement), whether in writing, by facsimile or otherwise, Escrow Agent is authorized but shall not be required to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule C hereto, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by Escrow Agent and shall be effective only after Escrow Agent has a reasonable opportunity to act on such changes. If Escrow Agent is unable to contact any of the designated representatives identified on Schedule C, Escrow Agent is hereby authorized but shall be under no duty to seek confirmation of such instructions by telephone call-back to any one or more of Purchaser’s or the Seller Representative’s executive officers (“Executive Officers”), as the case may be, which shall include the titles of Chief Executive Officer, President and Vice President, as Escrow Agent may select. Such Executive Officer shall deliver to Escrow Agent a fully-executed incumbency certificate, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. Purchaser and the Seller Representative agree that Escrow Agent may at its option record any telephone calls made pursuant to this Section 9(i). Escrow Agent in any funds transfer may rely upon any account numbers or similar identifying numbers provided by Purchaser or the Seller Representative to identify (i) the beneficiary, (ii) the beneficiary’s bank, or (iii) an intermediary bank, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank so designated, provided that Escrow Agent shall use its reasonable best efforts to recover any misdirected funds. Purchaser and the Seller Representative acknowledge that these optional security procedures are commercially reasonable.

10.    Indemnification of Escrow Agent. Purchaser and the Seller Representative, jointly and severally, shall indemnify and hold harmless Escrow Agent and each director, officer, employee and affiliate of Escrow Agent (each, an “Indemnified Party”) upon demand against any and all claims (whether asserted by Purchaser, the Seller Representative or any other person or entity and whether or not valid), actions, proceedings, losses, damages, liabilities, penalties, costs and expenses of any kind or nature (including without limitation reasonable attorneys’ fees, costs and expenses) (collectively, “Losses”) arising from this Agreement or Escrow Agent’s actions hereunder, except to the extent such Losses are finally determined by a court of competent jurisdiction, which determination is not subject to appeal, to have been directly caused by the fraud, bad faith, gross negligence or willful misconduct of such Indemnified Party. Purchaser and the Seller Representative further agree, jointly and severally, to indemnify each Indemnified Party for all costs, including without limitation reasonable attorneys’ fees, incurred by such Indemnified Party in connection with the enforcement of Purchaser’s and the Seller Representative’s respective obligations hereunder. Any Indemnified Party seeking indemnity under this Escrow Agreement (including under this Section 10) shall give prompt written notice to the party or parties obligated to provide indemnification (the “Indemnifying Party”) of any suit, claim, proceeding, demand or liability of which such Indemnified Party has received written notice (collectively, a “Claim”), and will reasonably cooperate with the Indemnifying Party, at the Indemnifying Party’s expense, in the defense or settlement thereof. Failure to provide prompt notice shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party has actually been prejudiced as a result of such failure. The Indemnifying Party shall be entitled to participate in the defense of any Claim for which indemnification is sought from it under this Escrow Agreement (including under this Section 10) at its own expense and/or to assume the defense thereof at its own expense and shall not be liable for any settlement entered into without its prior written consent so long as the Indemnifying Party is in compliance with its obligations under this Section 10 and has paid to Escrow Agent all Losses that have then been incurred by Escrow Agent for which Escrow Agent is entitled to indemnification pursuant hereto. The Indemnifying Party shall not settle or compromise any action or proceeding defended by the Indemnifying Party in accordance with the foregoing without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. An Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any indemnified Claim, and the reasonable fees of such counsel shall be indemnified by Purchaser and the Seller Representative jointly and severally; provided that Purchaser and the Seller Representative shall not be obligated to pay for more than one law firm for all Indemnified Parties in any individual matter or series of related matters (other than local counsel, to the extent required). The obligations of Purchaser and the Seller Representative under this Section 10 shall survive any termination of this Agreement and the resignation or removal of Escrow Agent. Notwithstanding anything to the contrary, as between Purchaser and the Seller Representative only, (a) if neither Party’s actions or omissions caused Losses for which indemnification is owed pursuant to this Section 10, any indemnification for such Claim shall be payable one-half (1/2) by Purchaser and one-half (1/2) by the Seller Representative, (b) if only one Party’s actions or omissions caused Losses for which indemnification is owed pursuant to this Section 10, any indemnification for such Losses shall be payable by such Party, and (c) if both Parties’ actions or omissions caused Losses for which indemnification is owed pursuant to this Section 10, any indemnification for such Losses shall be payable by each Party based on the portion of such Losses caused by such Party (e.g., if such Losses were caused sixty percent (60%) by Purchaser and forty percent (40%) by the Seller Representative, Purchaser shall be responsible for payment of sixty percent (60%) of such Losses and the Seller Representative for forty percent (40%) of such Losses).

11.    Compensation of Escrow Agent.

(a)    Fees and Expenses. Purchaser, on the one hand, and the Seller Representative, on the other hand, shall each (i) pay to Escrow Agent fifty percent (50%) of its service fees, as stated on Schedule B attached hereto, and (ii) reimburse Escrow Agent upon request for fifty percent (50%) of all reasonable expenses, disbursements and advances, including (A) overnight delivery service charges and (B) reasonable attorneys’ fees incurred or made by it in connection with carrying out its duties hereunder. Escrow Agent shall invoice each of Purchaser and the Seller Representative separately in accordance with the provisions of this Section 11. The obligations of Purchaser and the Seller Representative under this Section 11 shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

(b)    Withholding of Disbursements from Escrow Funds. Escrow Agent shall not be required to release any Escrow Fund amounts hereunder if, at the time such Escrow Fund amounts are to be released in accordance with this Agreement, there are any outstanding and overdue fees and expenses payable to Escrow Agent by the recipient of such Escrow Fund amounts pursuant to the terms of this Agreement. Upon payment of all such outstanding fees and expenses, Escrow Agent shall promptly release such Escrow Fund amounts, as applicable, in accordance with this Agreement.

    12.    Representations and Warranties. Purchaser and the Seller Representative each makes the following representations and warranties to Escrow Agent with respect to itself:

(a)it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement has been duly approved by all necessary action and constitutes its valid and binding agreement enforceable in accordance with its terms;

(b)    each of the applicable persons designated on Schedule C attached hereto has been duly appointed to act as its authorized representative hereunder and individually has full power and authority on its behalf to execute and deliver any instruction or direction (including a Joint Written Direction), to amend, modify or waive any provision of this Agreement and to take any and all other actions as its authorized representative under this Agreement all without further consent or direction from, or notice to, it or any other person, and no change in designation of such authorized representatives shall be effective until written notice of such change is delivered to each other party to this Agreement pursuant to Section 14; and

(c)     the Seller Representative represents and warrants to Escrow Agent that it has the irrevocable right, power and authority (i) to enter into and perform this Agreement on behalf of the Securityholders, (ii) to give and receive directions and notices hereunder, and (iii) to make all determinations that may be required or that it deems appropriate under this Agreement.

13.    Identifying Information. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may require financial statements, licenses or identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. Purchaser and the Seller Representative agree to provide all information requested by Escrow Agent in connection with any legislation or regulation to which Escrow Agent is subject, in a timely manner. Escrow Agent’s appointment and acceptance of its duties under this Agreement is contingent upon verification of all regulatory requirements applicable to Purchaser, the Seller Representative and any of their permitted assigns, including successful completion of a final background check. These conditions include, without limitation, requirements under the USA Patriot Act Customer Identification Program, the Bank Secrecy Act, and the U.S. Department of the Treasury Office of Foreign Assets Control. If these conditions are not met, Escrow Agent may at its option promptly terminate this Agreement, in whole or in part, or refuse any otherwise permitted assignment by Purchaser or the Seller Representative, without any liability or incurring any additional costs.

14.    Notices. All notices, approvals, consents, requests and other communications hereunder shall be in writing (provided that any notice or instruction sent to Escrow Agent hereunder must be in the form of a manually signed document or electronic copy thereof), in English, and shall be delivered (a) by personal delivery, (b) by national overnight courier service, (c) by certified or registered mail, return receipt requested, or (d) via email by way of a PDF attachment thereto. Notice shall be effective upon receipt. Such notices shall be sent to the applicable party or parties at the applicable address(es) specified below:

If to Purchaser, at:
Kadant Inc.
Attention: General Counsel
One Technology Park Drive
Westford, MA  01886
Telephone: 978-776-2000

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Hal J. Leibowitz, Esq. and Andrew R. Bonnes, Esq.
Email:    hal.leibowitz@wilmerhale.com
andrew.bonnes@wilmerhale.com

If to the Seller Representative, at:
Levine Leichtman Capital Partners Private Capital Solutions, L.P.
345 North Maple Drive, Suite 300
Beverly Hills, CA 90210
Attention: David I. Wolmer
Email: dwolmer@llcp.com

with a copy (which shall not constitute notice) to:

Honigman Miller Schwartz and Cohn LLP
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226
Attention: Joshua F. Opperer and Jacob D. Drouillard
Email: jopperer@honigman.com
jdrouillard@honigman.com

If to Escrow Agent, at:     U.S. Bank National Association
Attention: Global Corporate Trust Services
225 Asylum St, 23rd Floor
Hartford, CT 06103
Telephone:    860-241-6859
                E-mail:        arthur.blakeslee@usbank.com

and to:

U.S. Bank National Association
Attention:    Jillianna Brazeau
Trust Finance Management - EP-MN-WS3T
60 Livingston Avenue
St Paul, MN 55107
Telephone:    651-466-5448
E-mail:        tfmcorporateescrowshared@usbank.com

or to such other address as each party may designate for itself by like notice and unless otherwise provided herein shall be deemed to have been given on the date received.

15.    Amendment, Waiver and Assignment. None of the terms or conditions of this Agreement may be changed, waived, modified, discharged, terminated or varied in any manner whatsoever unless in writing duly signed by each party to this Agreement. No course of conduct shall constitute a waiver of any of the terms and conditions of this Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion. This Agreement may not be assigned by any party hereto without the written consent of the other parties hereto; provided that if Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including the escrow contemplated by this Agreement) to another entity, the successor or transferee entity without any further act shall be the successor Escrow Agent. This Agreement shall be binding upon the respective parties hereto and their respective successors and permitted assigns.

16.    Governing Law, Jurisdiction and Venue. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof that would require the application of any other laws. Each of the parties hereto irrevocably (a) consents to the exclusive jurisdiction and venue of the state and federal courts in the State of Delaware in connection with any matter arising out of this Agreement, (b) waives any objection to such jurisdiction or venue, (c) agrees not to commence any legal proceedings related hereto except in such courts, (d) consents to and agrees to accept service of process to vest personal jurisdiction over it in any such courts made as set forth in Section 14, and (e) waives any right to trial by jury in any action in connection with this Agreement.

17.    Entire Agreement, No Third-Party Beneficiaries. This Agreement constitutes the entire agreement between the signatory parties hereto relating to the holding, investment and disbursement of Escrow Funds and sets forth in their entirety the obligations and duties of Escrow Agent with respect to Escrow Funds. This Agreement and any Joint Written Direction may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement or direction. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. The section headings appearing in this instrument have been inserted for convenience only and shall be given no substantive meaning or significance whatsoever in construing the terms and conditions of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the signatory parties hereto and the Indemnified Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.    Waiver of Immunity. To the extent that in any jurisdiction any party hereto may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, each party hereto irrevocably agrees not to claim, and it hereby waives, such immunity in connection with this Agreement.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PURCHASER:

KADANT INC.

By:     _____________________________
Name: [•]
Title: [•]

SELLER REPRESENTATIVE:

LEVINE LEICHTMAN CAPITAL PARTNERS PRIVATE CAPITAL SOLUTIONS, L.P.

By: LLCP PCS GP, LLC
Its: General Partner

By: Levine Leichtman Capital Partners, LLC
Its: Managing Member

By: _________________________________
Name: David I. Wolmer
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION
as Escrow Agent

        By:     _____________________________
Name:    Arthur L. Blakeslee
Title:     Vice President

[Signature Page to Escrow Agreement]

SCHEDULE A

U.S. BANK NATIONAL ASSOCIATION
Investment Authorization Form

U.S. BANK MONEY MARKET DEPOSIT ACCOUNT
Description and Terms

The U.S. Bank Money Market Deposit Account is a U.S. Bank National Association (“U.S. Bank”) interest-bearing money market deposit account designed to meet the needs of U.S. Bank’s Corporate Trust Services Escrow Group and other Corporate Trust customers of U.S. Bank. Selection of this investment includes authorization to place funds on deposit and invest with U.S. Bank.

U.S. Bank uses the daily balance method to calculate interest on this account (actual/365 or 366). This method applies a daily periodic rate to the principal balance in the account each day. Interest is accrued daily and credited monthly to the account. Interest rates are determined at U.S. Bank’s discretion, and may be tiered by customer deposit amount.

The owner of the account is U.S. Bank as agent for its Corporate Trust customers. U.S. Bank’s Corporate Trust Services Escrow Group performs all account deposits and withdrawals. Deposit accounts are FDIC insured per depositor, as determined under FDIC Regulations, up to applicable FDIC limits.

U.S. BANK IS NOT REQUIRED TO REGISTER AS A MUNICIPAL ADVISOR WITH THE SECURITIES AND EXCHANGE COMMISSION FOR PURPOSES OF COMPLYING WITH THE DODD-FRANK WALL STREET REFORM & CONSUMER PROTECTION ACT. INVESTMENT ADVICE, IF NEEDED, SHOULD BE OBTAINED FROM YOUR FINANCIAL ADVISOR.

Automatic Authorization

In the absence of specific written direction to the contrary, U.S. Bank is hereby directed to invest and reinvest proceeds and other available moneys in the U.S. Bank Money Market Deposit Account. The customer(s) confirm that the U.S. Bank Money Market Deposit Account is a permitted investment under the operative documents and this authorization is the permanent direction for investment of the moneys until notified in writing of alternate instructions.

SCHEDULE B

Schedule of Fees for Services as Escrow Agent

[See attached]

SCHEDULE C

Each of the following person(s) is authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on Purchaser’s behalf (only one signature required):

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

(Note: if only one person is identified above, provide the following information)
The following person not listed above is authorized for call-back confirmations:

_______________________                _______________________
Name                            Telephone Number

Each of the following person(s) is authorized to execute documents and direct Escrow Agent as to all matters, including fund transfers, address changes and contact information changes, on the Seller Representative’s behalf (only one signature required):

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

_______________________        _______________________        ____________
Name                Specimen signature            Telephone No.

(Note: if only one person is identified above, provide the following information)
The following person not listed above is authorized for call-back confirmations:

_______________________                _______________________
Name                            Telephone Number

ATTACHMENT 1

FORM OF JOINT WRITTEN DIRECTION

U.S. Bank National Association, as Escrow Agent
Attention: Global Corporate Trust Services
Address: [•]

RE: ESCROW AGREEMENT (the “Escrow Agreement”) made and entered into as of [•], 2019 by and among Kadant Inc., a Delaware corporation (“Purchaser”), Levine Leichtman Capital Partners Private Capital Solutions, L.P., a Delaware limited partnership (the “Seller Representative”), and U.S. Bank National Association, in its capacity as escrow agent (“Escrow Agent”).

Pursuant to Section 4 of the above-referenced Escrow Agreement, Purchaser and the Seller Representative hereby instruct Escrow Agent to disburse the amount of [$•] from the [Interim Breach][Indemnity][Adjustment] Escrow Account to [Purchaser][the Seller Representative], as provided below:

Bank Name:         [•]
Bank Address:     [•]
ABA No.:         [•]
Account Name:    [•]
Account No.:         [•]

[Signature Page Follows]

PURCHASER:

KADANT INC.

By:     _____________________________
Name: [•]
Title: [•]

SELLER REPRESENTATIVE:

LEVINE LEICHTMAN CAPITAL PARTNERS PRIVATE CAPITAL SOLUTIONS, L.P.

By: LLCP PCS GP, LLC
Its: General Partner

By: Levine Leichtman Capital Partners, LLC
Its: Managing Member

By: _________________________________
Name: David I. Wolmer
Title: Vice President

[Signature Page to Joint Written Direction]

EXHIBIT B

RESTRUCTURING STEP CHART

EXHIBIT C

ACCOUNTING PRINCIPLES

The following provisions shall apply to the calculation of Net Working Capital:

1.
Components of Net Working Capital shall be calculated in a manner consistent with GAAP and, to the extent consistent with GAAP, the company’s past accounting practices applied using the same methods, policies and procedures, with consistent classifications as were used in the preparation of the internal monthly balance sheets for the 6-month period ended September 2018.

2.	With respect to the calculation of the Company’s current assets:

a.	Shall include the following:

i.	Accounts receivable

ii.	Inventory

iii.	Prepaid Expenses and other current assets

iv.	Current Tax assets

b.	Shall exclude the following:

i.	Cash

ii.	Deferred Tax assets

3.	With respect to the calculation of the Company’s current liabilities:

a.	Shall include the following:

i.	Accounts payable

ii.	Accrued expenses

iii.	Current Tax liabilities

iv.	Customer deposits

v.	Deferred revenue

vi.	Other current liabilities

b.	Shall exclude the following:

i.	Indebtedness

ii.	Transaction Expenses

iii.	Deferred Tax liabilities

iv.	Payroll clearing accrual

4.	Allowance for Bad Debts shall be calculated in a manner consistent with past accounting practices.

5.	Inventory Reserve shall be calculated in a manner consistent with past accounting practices.

6.	Accrued Miscellaneous shall be calculated in a manner consistent with past accounting practices.

EXHIBIT D

NET WORKING CAPITAL EXAMPLE CALCULATION

EXHIBIT E

PERCENTAGE INTERESTS